
05065526





(Onyx Pharmaceuticals, Inc.
2004 Annual Report)

Living with Cancer Day by Day

Onyx is focused on *changing the way cancer is treated,*™ with the goal of transforming it from an acute and deadly disease to a chronic and manageable one. Designed to block key processes that contribute to tumor growth, our lead product candidate is being evaluated as a potential treatment for various cancer types that lack effective therapies today. In this annual report, we recognize the contributions of those who are engaged in the battle against cancer, including courageous patients, determined activists and dedicated physicians. We share their optimism and commitment to the goal of defeating cancer, one day at a time.

Onyx Pharmaceuticals, with its collaborators, is developing innovative small molecule therapies that target the molecular mechanisms involved in cancer. Our lead product candidate is sorafenib, formerly known as BAY 43-9006, a novel, orally active signal transduction inhibitor with a dual mechanism of action — inhibiting both tumor cell proliferation and angiogenesis (the formation of new blood vessels to support tumor growth). Sorafenib is in Phase III clinical development for advanced kidney cancer and advanced liver cancer with our collaborator Bayer Pharmaceuticals Corporation. In 2005, we and Bayer are initiating additional Phase III trials in metastatic melanoma. Sorafenib is also being studied in multiple single-agent Phase II trials, as well as in studies evaluating its use in combination with standard chemotherapies or other targeted anticancer therapies. In addition, Pfizer Inc is conducting Phase I clinical testing of PD 332991, a small molecule cell cycle inhibitor that resulted from a collaboration with Onyx. By exploiting the genetic differences between cancer cells and normal cells, Onyx is focused on creating anticancer therapies aimed at halting the growth of tumors while minimizing damage to healthy tissue.

NASDAQ Stock Symbol: ONXX

Dear Fellow Stockholders:



Hollings C. Renton
Chairman, President
and CEO

2004 was a year of notable progress for Onyx, as we continued to advance our oral anticancer drug candidate, sorafenib, through clinical trials and toward the marketplace. Subsequently, in March 2005, we and our collaborator Bayer Pharmaceuticals Corporation announced our intention to file a New Drug Application (NDA) with the FDA for sorafenib in advanced kidney cancer. We also decided to initiate additional pivotal trials in 2005 – in patients with metastatic melanoma and in patients with liver cancer – based on encouraging results from our Phase Ib and Phase II studies of sorafenib in a variety of cancer types. During 2004, we also significantly increased our cash reserves, and we established the nucleus of a commercial organization in preparation for the potential market launch of sorafenib in 2006.

Sorafenib is one of a new class of anticancer treatments that target novel molecular mechanisms active in cancer. Unlike traditional cytotoxic drugs that attack both normal and cancerous cells, these new targeted therapeutics are designed to disrupt signaling pathways, which, because they are altered in cancer cells, stimulate abnormal cell growth. Sorafenib uniquely combines two important anticancer activities, inhibiting tumor cell proliferation as well as tumor angiogenesis, which is the growth of new blood vessels to nourish tumors. Our goal is to halt the progress of cancer, turning it into a manageable chronic disease.

Steady Clinical Progress

Clinical data presented during the year were pivotal in helping Onyx and Bayer set a clear direction for the further development of sorafenib, both as a single agent and in combination with other anticancer therapies. As a result, we are conducting or will be initiating pivotal studies of the compound in three initial indications: advanced kidney cancer, metastatic melanoma and advanced liver cancer. In October 2004, Bayer and Onyx reported top-line results from our completed Phase II Randomized Discontinuation study, focusing specifically on the participants with kidney cancer. Importantly, the study met its primary endpoint, showing that stable disease was a drug effect. In addition, for the entire group of renal patients, the median time to disease progression (TTP) was estimated at over five months. In other studies with other agents, median TTP of approximately two to three months has been reported for control groups with similar types of patients. The most commonly reported side effects for sorafenib, including skin reactions, diarrhea, fatigue, weight loss and hypertension, were shown to be manageable and reversible.

We are encouraged by the results of this study since measures of disease progression, such as TTP or progression-free survival (PFS), are increasingly looked upon as meaningful clinical metrics and as possible surrogates for increased overall survival. In our ongoing Phase III study, which completed enrollment of over 800 advanced kidney cancer patients in the first quarter of 2005, the primary endpoint is overall survival, with an additional formal analysis on PFS.

"We are at an exciting stage of Onyx's development, as we prepare an NDA for the possible accelerated approval of sorafenib in 2006 in the United States."

2004 HIGHLIGHTS

Activated approximately 100 sites on Phase III renal cancer trial

Completed Phase II trial that enrolled 202 renal patients

Selected two additional Phase III indications

Presented interim Phase I/II results for first 54 melanoma patients

Reported final Phase II trial results for 137 liver patients

In March 2005, Bayer and Onyx announced that an independent data monitoring committee (DMC) had reviewed the safety and efficacy data from the ongoing Phase III trial in patients with advanced kidney cancer. Based on its analysis, the DMC concluded that the trial met its surrogate endpoint – resulting in statistically significant longer PFS in those patients administered sorafenib. As a result, Bayer and Onyx are preparing an NDA for possible accelerated approval in the United States.

Clinicians presented data throughout 2004 from a number of studies evaluating sorafenib in combination with a variety of chemotherapeutic agents, including an ongoing study in metastatic melanoma. In September, interim investigator-assessed results were presented from this study, which is evaluating sorafenib administered in combination with two chemotherapeutic agents. Of the first 54 patients in the study, 20 partial responses and 26 patients with stable disease were reported. These are encouraging results in a very sick patient population; roughly two-thirds of study participants had, upon study entry, advanced cancer that had already spread to their visceral organs, such as the liver or intestines. The most commonly reported side effects of the combination therapy included rash, hand-foot syndrome, and others expected from the chemotherapy, such as hematological toxicity, infection and vomiting. Since these are preliminary data, the results are subject to change until the database is finalized.

Results reported from seven other combination studies suggest that sorafenib can be readily combined with a number of standard chemotherapies. As a result, additional studies are underway evaluating sorafenib administered in combination with various chemotherapeutic drugs, as well as with other novel targeted agents. Its oral dosing, along with its safety profile observed to date, seems to suggest that sorafenib may be well tolerated for chronic therapy, either as a single agent or when combined with other treatments.

In September 2004, Bayer and Onyx also announced results from a Phase II clinical trial of sorafenib administered as a single agent in patients with advanced liver cancer. Of 137 patients enrolled in the study, investigators reported seven patients with partial responses, five with minor responses and 59 with stable disease for at least four months as their best response. Median overall survival for all patients in the trial was 9.2 months and median TTP was 4.2 months. Study results also showed that sorafenib was well tolerated, and side effects, including fatigue, diarrhea, and hand-foot syndrome, were predictable and manageable.

New Commercial Capabilities

In May, we named Edward F. Kenney Executive Vice President and Chief Business Officer. An experienced oncology executive, Ed has begun building a sales and marketing group, as well as a medical affairs team – individuals with scientific and medical expertise who will represent the company with key clinical thought leaders at important cancer treatment centers. Under Ed's direction, Onyx will continue expanding its commercial capabilities in tandem with its clinical and regulatory progress. In addition, his group is exploring various product and/or technology acquisitions consistent with our strategy of creating sustainable corporate growth.

Sorafenib is our first product priority, and, if approved, will serve as the foundation of a U.S. oncology franchise; however, we recognize the need to add complementary products to our pipeline.

Second Clinical Candidate

Also during the year, we reported that Pfizer Inc initiated Phase I testing of an oral anticancer drug candidate that resulted from a research collaboration between Onyx and Warner-Lambert Company, which was later acquired by Pfizer. Pfizer is managing and funding all development activities for this compound, and in exchange Onyx will receive a high single-digit royalty if this agent, known as PD 332991, is commercialized.

PD 332991 intervenes in the misregulated cycle of tumor cells by inhibiting a key enzyme, cyclin-dependent kinase 4 (CDK4). CDKs are enzymes that operate as switches to move the cell through the various stages of the cell cycle, the process of replication. Based on preclinical research reported by Pfizer scientists, it appears that PD 332991 has the potential to shrink tumors, as well as to prevent tumor growth.

Strong Balance Sheet

With sorafenib, we have a significant economic share of a potentially important cancer treatment. Under our collaboration with Bayer, Onyx shares 50/50 in the costs associated with the development of sorafenib worldwide and will share approximately 50/50 in the net profits, except in Japan, where Bayer manages and funds all development activities and will pay Onyx a high single-digit royalty. This important investment in sorafenib is a sizeable one–funding multiple clinical trials as well as important precommercial marketing activities. In 2004, Onyx's net loss was $46.8 million, and we anticipate it will increase in 2005. To secure funds for these activities, we have periodically accessed the public capital markets. In February 2004, we completed a secondary offering that contributed net proceeds to Onyx of $148.3 million, enabling us to end the year with cash, cash equivalents, and marketable securities of $209.6 million.

We are at an exciting stage of Onyx's development, as we prepare an NDA for the possible accelerated approval of sorafenib in 2006 in the United States. In order to be successful, in 2005 we plan to establish our commercial capabilities, begin pivotal studies that could result in two additional paths to registration, in metastatic melanoma and liver cancer, and initiate additional Phase II trials in other tumor types. We thank our stockholders, employees and collaborators, as well as the physicians, patients, and advocacy groups with whom we work, for supporting our efforts to develop a new generation of therapies that may transform the treatment of cancer.



Hollings C. Renton
Chairman, President and CEO
March 2005

2004 HIGHLIGHTS

Demonstrated combinability of sorafenib with eight different chemotherapies

Continued to expand company- and NCI-sponsored clinical trials

Pfizer initiated Phase I trial with PD 332991

Raised net proceeds of $148.3 million in secondary public stock offering

Renal (Kidney) Cancer

Pivotal Worldwide Trial

In October 2003, sorafenib entered a Phase III clinical trial in patients with advanced kidney cancer. The international study has now finished enrolling over 800 patients. In March 2005, an independent monitoring committee reviewed data from this trial and concluded that the study met its surrogate endpoint – resulting in statistically significant longer progression-free survival in patients administered sorafenib. Bayer and Onyx are now preparing an NDA for accelerated approval in the U.S. and for a potential launch in 2006.

In 1985, Gayle Boatman considered herself fortunate to learn that her kidney cancer surgery had been completely successful. Thirteen years later, however, she was devastated when a routine chest X-ray revealed that not only had her cancer returned, it had spread to both of her lungs and several of her lymph nodes. For such patients, the prognosis is grim. Gayle was initially treated with a combination of interferon and interleukin-2, which helped to put her disease into remission for a number of months. However, she experienced debilitating side effects. She then was referred to the University of Chicago, where she entered a clinical trial of sorafenib. Two years later, she is still taking the drug and her disease is stable. Gayle, now 74, has had precious time to spend with the family that supported her through her illness – three children and six grandchildren.



Orally Active
Participants in the Phase III trial take 400 mg of sorafenib *(pictured above)* twice a day. This easy dosing schedule makes sorafenib convenient for chronic administration.

This patient's outcome should not be considered indicative of outcomes that other patients may experience with sorafenib, an investigational agent.

Kidney Cancer Renal cell carcinoma (RCC) is the most common type of kidney cancer in adults, causing 85 percent of malignant kidney tumors. Usually diagnosed in patients between the ages of 50 and 70 years, the disease strikes almost twice as many men as women. In about one-third of cases, RCC has spread to other parts of the body when it is discovered. In these advanced cases, the five-year survival rate is between 15 and 18 percent.

"Some of the current treatments for kidney cancer can have brutal side effects. In contrast, I have been taking sorafenib for two years with only minor problems. Even more importantly, my disease appears to be stable. My checkups were recently rescheduled from once a month to once every three months." GAYLE BOATMAN


Kidney cancer is a disease that strikes
both the patient and the family.
No one is left unaffected.

About 31,000 Americans are diagnosed with RCC each year.

More than 12,000 Americans die from the disease annually.

Both the RAS signaling pathway and angiogenesis may play a role in kidney cancer.

"When I was diagnosed with melanoma 15 years ago, my local library had only one book on the subject. Since then, I have devoted my time to increasing awareness of this deadly disease and raising funds for more research. People need to realize that skin cancer can be serious, but that it is curable if it is detected early. One of my top goals is to expand the number of people being screened for melanoma." CATHERINE POOLE



We need to move quickly to find effective treatments for melanoma. We need to provide hope.

Melanoma accounts for about four percent of skin cancer cases, but causes about 79 percent of skin cancer deaths.

More than 70 percent of melanomas begin in or near an existing mole or dark spot on the skin.

Eighty percent of sun damage happens before age 18, but sunburn at any age can cause melanoma.

Metastatic Melanoma

Promising Combination Trial Results

Encouraging preliminary results have been obtained in an ongoing Phase Ib clinical trial of sorafenib administered in combination with the chemotherapeutics paclitaxel and carboplatin in patients with metastatic melanoma. Based on these results, this combination therapy is entering a pivotal Phase III clinical trial in the first half of 2005.

Catherine Poole, a health writer and magazine editor, was four months pregnant when she was diagnosed with melanoma in 1990, complicating her treatment options. Fortunately, surgery followed by rigorous monitoring after the birth of her son helped her to emerge successfully from her ordeal. Driven by her quest for information and advice, she conducted extensive research and in 1998 co-wrote a book with her doctor to help others cope with the disease; a revised version will be published this spring. In 2003, she founded the Melanoma International Foundation (MIF) to increase awareness of and funding for melanoma detection and treatment. In 2005, MIF will sponsor walkathons in Seattle, Phoenix and Philadelphia, and plans to screen 5,000 participants in these events. MIF also works to encourage clinical trials of potential new treatments such as sorafenib, since current therapies for metastatic melanoma have limited success once it has metastasized to other parts of the body.



Targeted Therapy
Sorafenib is one of a new class of agents designed to block signaling pathways that are overactivated in tumor cells. Sorafenib targets and inhibits several different kinases implicated in cancer.

Metastatic Melanoma

The most serious form of skin cancer, melanoma is characterized by the uncontrolled growth of pigment cells that produce skin color. The number of people affected by melanoma is rising faster than any other cancer; in the last 20 years, the percentage of Americans with the disease has about doubled. Although it can be treated successfully if detected early, melanoma can be deadly once it spreads to other parts of the body. Only 13 percent of patients with advanced metastatic melanoma are alive five years after diagnosis.

Liver Cancer

Phase III Trial Beginning

Data from a completed Phase II single-agent study of sorafenib in patients with advanced liver cancer were presented in September 2004. Based on these results, a Phase III single-agent study is now underway, along with a Phase II combination trial pairing sorafenib with the chemotherapeutic doxorubicin.

For the last 10 years, Josep Llovet, M.D., a senior scientist at the Mount Sinai School of Medicine, Division of Liver Diseases, and a senior researcher in the Hospital Clinic of Barcelona, has devoted his career to researching treatment options for patients with liver cancer. Although surgery, including liver transplantation, offers the possibility of a cure to a small percentage of patients, there is no worldwide, approved local or systemic therapy for patients with advanced liver cancer. Hormones, chemotherapy and immune system modulators are among the approaches Dr. Llovet has studied in various randomized clinical trials; however, none of them has provided survival advantages to date for advanced tumors. As a result, he is interested in the new strategy of targeting the molecular processes involved in tumor growth and metastasis, and looks forward to participating in Bayer's and Onyx's Phase III clinical trial of sorafenib. Citing sorafenib's multiple mechanisms of action, encouraging Phase II results, and Phase III trial size, Dr. Llovet believes that "there is a strong rationale for testing this agent in patients with liver cancer."


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Discovery & Development
Sorafenib was co-discovered by Onyx and our collaborator, Bayer. Together the two companies are evaluating sorafenib for a variety of tumor types.

Liver Cancer

Primary liver cancer, or hepatocellular carcinoma (HCC), is responsible for 80 percent of the primary malignant liver tumors observed in adults. HCC is the fifth most common cancer worldwide and the third most frequent cause of cancer-related death. Because liver cancer usually does not cause symptoms until the disease is in its later stages, it is seldom found early. The worldwide five-year survival rate for people with liver cancer is about seven percent.

"Sorafenib represents a new approach to the treatment of HCC by targeting key enzymes involved in tumor growth, including RAF kinase, VEGFR-2 and PDGF-β. As such, it may be able to slow or stop the progression of cancer without the toxic side effects associated with traditional radiation and chemotherapy. I am excited to be testing this agent in such a large, well-designed trial." JOSEP LLOVET, M.D.

International Co-primary Investigator of the study along with Dr. Jordi Bruix, Head of the Barcelona Clinic Liver Cancer Group, University of Barcelona



Although many approaches have been tested, there are currently no approved first-line therapies for advanced liver cancer.

Currently surgery offers the only chance to cure liver cancer; however, only 15 percent of patients have disease suitable for surgery.

Major risk factors for liver cancer include liver cirrhosis related to infection with hepatitis B virus or hepatitis C virus.

Unlike many other types of cancer, the number of people who develop liver cancer and die from it is increasing.

Clinical Development

Broad Therapeutic Potential

Sorafenib is a novel, oral signal transduction inhibitor that combines two important anticancer activities, inhibiting both tumor cell proliferation and angiogenesis (the formation of new blood vessels to support cancer cell growth). This dual mechanism of action makes sorafenib a promising anticancer therapy for a range of tumor types. Together with Bayer, we are conducting a number of clinical trials of sorafenib, both as a single agent and in combination with other anticancer agents. To date, we have treated approximately 2,000 patients in clinical trials, and have demonstrated that sorafenib's side effects are manageable and reversible. Sorafenib is combinable with a range of cytotoxic chemotherapies. In addition, sorafenib has shown encouraging, early signs of activity in multiple kinds of cancer.

Growing Number of Trials

Along with our large, international Phase III trials in kidney cancer and in liver cancer, sorafenib is being studied in numerous company-sponsored, single-agent Phase II clinical trials for the treatment of breast, non-small cell lung and other cancers, as well as in ten Phase Ib trials evaluating its use in combination with a variety of anticancer agents. In addition, the National Cancer Institute through its Cancer Therapy Evaluation Program (CTEP) has initiated a number of single-agent and combination Phase Ib and Phase II trials of sorafenib for the treatment of breast, ovarian, thyroid, prostate, pancreatic and other cancers.

Multiple Paths to Registration

Our broad clinical development program has generated three distinct initial paths to regulatory registration for sorafenib—kidney cancer, metastatic melanoma and liver cancer. In kidney cancer, where we recently completed enrollment of our large Phase III trial, we announced several achievements in the past year. In April 2004, sorafenib was granted Fast Track status by the U.S. Food and Drug Administration (FDA) for advanced kidney cancer. In August and October 2004, the agent received orphan drug status from the European Medicines Agency (EMEA) and the FDA, respectively, for the treatment of renal cancer. Subsequently in March 2005, we announced our intention to file an NDA for this indication. In addition to Phase III trials using sorafenib as monotherapy, we and Bayer plan additional Phase III trials in the first half of 2005 in metastatic melanoma in combination with chemotherapy.

Company-sponsored Trials

Single agent Phase IB Phase II Phase III

Kidney
Liver
Breast
CML
NSCLC
Other

Combinations Phase IB Phase II Phase III

Melanoma: Carboplatin/Paclitaxel
Melanoma: DTIC
Pancreatic: Gemcitabine
CRC: Irinotecan
CRC: Oxaliplatin
HCC: Doxorubicin
NSCLC: Gefitinib
Various Tumors: Capecitabine
Docetaxel
5-FU

NCI-sponsored Trials

Single agent Phase IB Phase II Phase III

Breast
Ovarian
Thyroid
Head & Neck
NSCLC
Prostate
Glioma

Combinations Phase IB Phase II Phase III

Kidney: INF-alpha
Pancreatic: Gemcitabine
Ovarian:
Carboplatin/Paclitaxel
Gemcitabine
Various Tumors: Bevacizumab

CORPORATE INFORMATION

Hollings C. Renton
Chairman, President and
Chief Executive Officer

Edward F. Kenney
Executive Vice President and
Chief Business Officer

Leonard E. Post, Ph.D.
Senior Vice President
Research and Development

Fabio M. Benedetti, M.D.
Vice President
Medical Affairs

Scott M. Freeman, M.D.
Vice President
Clinical Development

Gregory J. Giotta, Ph.D., J.D.
Vice President and
Chief Legal Counsel

Jeanne Y. Jew
Vice President
Corporate and Commercial
Development

Randy A. Kelley
Vice President
Sales and Marketing

Julianna Wood
Vice President
Corporate Communications
and Investor Relations

Marilyn E. Wortzman
Vice President
Finance and Administration

BOARD OF DIRECTORS

Paul Goddard, Ph.D.
Chairman, A.P. Pharma, Inc.
Chairman, XenoPort, Inc.
Chairman, ARYx Therapeutics, Inc.

Antonio J. Grillo-López, M.D.
Chairman, Neoplastic and
Autoimmune Diseases
Research Institute

Magnus Lundberg
Chief Executive Officer
Pharmacia Diagnostics

Hollings C. Renton
Chairman, President and
Chief Executive Officer
Onyx Pharmaceuticals, Inc.

Nicole Vitullo
General Partner
Domain Associates LLC

Wendell Wierenga, Ph.D.
Executive Vice President
Research and Development
Neurocrine Biosciences, Inc.

Thomas G. Wiggans
Chief Executive Officer
Connetics Corporation

ADVISOR AND FOUNDER

Frank McCormick, Ph.D., F.R.S.
Director, UCSF Comprehensive
Cancer Center and Cancer Research
Institute; David A. Wood Chair
of Tumor Biology and Cancer
Research, Microbiology and
Immunology; Associate Dean,
School of Medicine, University of
California, San Francisco; Founder,
Onyx Pharmaceuticals, Inc.

CORPORATE SECRETARY

Robert L. Jones, J.D.
Partner, Cooley Godward LLP

CORPORATE COUNSEL

Cooley Godward LLP
San Francisco and Palo Alto, CA

INDEPENDENT AUDITORS

Ernst & Young LLP
Independent Registered
Public Accounting Firm
Palo Alto, California

SEC FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge by calling or writing the Investor Relations Department as listed under Stockholder Inquiries.

TRANSFER AGENT AND REGISTRAR

Inquiries regarding change of address, lost stock certificates, changes in stock ownership, and other matters related to stock ownership should be directed to the Transfer Agent.

Wells Fargo Bank, N.A.
Shareowner Services

For telephone inquiries:
(800) 468-9716

For overnight delivery:
161 North Concord Exchange
South St. Paul, MN 55075-0738

For mail delivery:
P.O. Box 64854
St. Paul, MN 55164-0854

STOCKHOLDER INQUIRIES

Stockholder and investor inquiries and requests for information should be directed to:

Investor Relations
Onyx Pharmaceuticals, Inc.
2100 Powell Street
Emeryville, CA 94608
(510) 597-6500
email: ir@onyx-pharm.com
www.onyx-pharm.com

DIVIDENDS

Onyx has not paid cash dividends on its common stock and does not plan to pay any cash dividends in the foreseeable future.

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on June 1, 2005, at Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, California.

Forward-looking Statements: This annual report contains forward-looking statements, including statements about the clinical, regulatory and commercial development of sorafenib and our other product candidate, that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Business" and "Additional Business Risks," and elsewhere in our Annual Report on Form 10-K.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
(as amended)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2004.**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO .**

Commission File No. 0-28298

Onyx Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**94-3154463**
(State or other jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

2100 Powell Street
Emeryville, California 94608
(510) 597-6500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $0.001 par value	Nasdaq National Market

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the voting stock held by nonaffiliates of the Registrant based upon the last trade price of the common stock reported on the Nasdaq National Market on June 30, 2004 was approximately $1,024,551,154.*

The number of shares of common stock outstanding as of March 8, 2005 was 35,275,388.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Onyx's Definitive Proxy Statement filed with the Commission pursuant to Regulation 14A in connection with the 2005 Annual Meeting are incorporated herein by reference into Part III of this report.

---

* Excludes 10,690,616 shares of Common Stock held by directors, officers and stockholders whose beneficial ownership exceeds 5% of the Registrant's Common Stock outstanding. The number of shares owned by such persons was determined based upon information supplied by such persons and upon Schedules 13D and 13G, if any, filed with the SEC. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Registrant, that such person is controlled by or under common control with the Registrant, or that such persons are affiliates for any other purpose.

PART I.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, or achievements to differ significantly and materially from that expressed or implied by such forward-looking statements. These factors include, among others, those listed under "Additional Business Risks" and elsewhere in this Annual Report.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this Annual Report to conform these statements to actual results, unless required by law.

Item 1. *Business*

Overview

We are a biopharmaceutical company dedicated to developing innovative therapies that target the molecular mechanisms that cause cancer. With our collaborators, we are developing small molecule, orally available drugs with the goal of *changing the way cancer is treated.*™ A common feature of cancer cells is the excessive activation of signaling pathways that cause abnormal cell proliferation. In addition, tumors require oxygen and nutrients from newly formed blood vessels to support their growth. The formation of these new blood vessels is a process called angiogenesis. We are applying our expertise to develop oral anticancer therapies designed to prevent cancer cell proliferation and angiogenesis by inhibiting proteins that signal or support tumor growth. By exploiting the genetic differences between cancer cells and normal cells, we aim to create novel anticancer agents that minimize damage to healthy tissue.

Our lead drug candidate, sorafenib (formerly known as BAY 43-9006), is currently in Phase III clinical development with our collaborator, Bayer Pharmaceuticals Corporation. Sorafenib is a novel, orally available signal transduction inhibitor and is one of a new class of anticancer treatments that target growth signaling in cancer. Signal transduction inhibitors are designed to block the transmission of certain chemical signals implicated in cell division and other cellular processes. Sorafenib operates through dual mechanisms of action by inhibiting proliferation of cancer cells and inhibiting angiogenesis. Several drugs developed and owned by others, and approved by the U.S. Food and Drug Administration, or FDA, validate this treatment approach. However, sorafenib is the first small molecule agent to enter clinical trials directed against the enzyme RAF kinase to inhibit tumor cell proliferation. In addition, sorafenib inhibits VEGFR-2 and PDGFR-ß, two key proteins involved in angiogenesis, as well as other proteins that may be implicated in cancer.

We and Bayer are developing and will market sorafenib under our collaboration agreement. Together with Bayer, we are conducting multiple clinical trials of sorafenib. To date, we have treated approximately 2,000 patients. In October 2003, we announced the initiation of a pivotal Phase III clinical trial after reaching written agreement via a Special Protocol Assessment, or SPA, with the FDA, in patients with advanced renal cell carcinoma, also known as kidney cancer. In October 2004, we and Bayer announced that we intend to pursue registration of sorafenib based on pending results from this Phase III trial and that the data from our Phase II randomized discontinuation trial, completed in October 2004, will be used to support the Phase III trial results. At the same time, we also announced that, subject to positive trial results and FDA approval, we anticipate a U.S. product launch for sorafenib in 2006 if the Phase III analysis of disease progression is positive, and we are able to file for FDA approval based on these results. We and Bayer have also announced that we plan to initiate Phase III clinical trials in two additional tumor types — malignant melanoma and hepatocellular, or liver, cancer in 2005. Subsequently, in March 2005, the two companies began the liver cancer study.

We and Bayer are sponsoring multiple Phase II clinical trials of sorafenib for the treatment of breast, non-small cell lung and other cancers, as well as ten Phase Ib trials evaluating its use in combination with other anticancer agents. Two single-agent Phase II trials of sorafenib in patients with kidney cancer and in patients with liver cancer were completed in 2004. To date, we and Bayer have also reported results from eight studies combining sorafenib with a range of chemotherapeutic agents. There are also multiple studies underway being conducted by the Cancer Therapy Evaluation Program, or CTEP, of the National Cancer Institute, or NCI.

In a previous collaboration with Warner-Lambert Company, now a subsidiary of Pfizer Inc, we identified a number of lead compounds that modulate the activity of key enzymes that regulate the process whereby a single cell replicates itself and divides into two identical new cells, a process known as the cell cycle. Mutations in genes that regulate the cell cycle are present in a majority of human cancers. Warner-Lambert is currently advancing a lead candidate from that collaboration, PD 332991, a small molecule cell cycle inhibitor targeting a cyclin-dependent kinase, or CDK. In September 2004, we announced that Pfizer initiated Phase I clinical testing of this CDK4 inhibitor.

Our Product Candidates

The trials of our product candidates, sponsored by either Onyx or our collaborators, are listed below. In addition as mentioned above, we have a number of studies underway under the sponsorship of the CTEP of the NCI.

Product/Program	Technology	Indication	Current Status
Sorafenib	Small Molecule Inhibitor of tumor cell proliferation and angiogenesis, targeting RAF kinase, VEGFR-2 and PDGFR-ß	Single-agent trial for Kidney cancer	Phase III
		Single-agent trial for Liver cancer	Phase III
		Single-agent trials for Kidney and Liver cancer.	Phase II complete
		Single-agent trials for Breast, Non-small Cell Lung and other cancers	Phase II
		Combination trials with standard chemotherapies for Melanoma, Colorectal, Non-small Cell Lung, and other cancers	Phase Ib Extension
		Additional combination trials with other anticancer agents	Phase Ib
PD 332991	Small Molecule Inhibitor of Cyclin-Dependent Kinase 4	Multiple cancer types	Phase I

Sorafenib

Sorafenib operates through dual mechanisms of action by inhibiting proliferation of cancer cells and inhibiting angiogenesis.

The *RAS* gene and its related biochemical pathway, the RAS signaling pathway, play a key role in cell proliferation. In normal cell proliferation, when the RAS signaling pathway is activated, or turned "on," it sends a signal telling the cell to grow and divide. When a gene in the RAS signaling pathway is mutated, the signal may not turn "off" as it should, causing the cell to continuously reproduce itself. The RAS signaling pathway plays an integral role in the growth of some tumor types, and we believe that inhibiting this pathway could have an effect on tumor growth.

RAF kinase is an enzyme in the pathway that *RAS* activates to signal cell growth. Other kinases in this part of the growth signaling pathway include MEK and ERK. The RAS pathway is believed to be abnormally activated in many human cancers by various mechanisms. In approximately 20 percent of human cancers, a *RAS* gene is activated by mutation. One form of the enzyme RAF, BRAF, is activated by mutations in two thirds of melanomas and is also involved in several other cancers. Sorafenib is an orally active agent designed to block inappropriate growth signaling in cancer by inhibiting RAF kinase.

Sorafenib also inhibits angiogenesis. VEGFR-2 and PDGFR-ß are key receptors of Vascular Endothelial Growth Factor, or VEGF, and Platelet-Derived Growth Factor, or PDGF, both of which play a role in angiogenesis. Sorafenib inhibits the signaling activities of these receptors. In addition, the inhibition of RAF kinase has also been shown to have antiangiogenic effects. Sorafenib also inhibits other kinases involved in cancer, such as c-KIT + FLT-3.

Clinical Trials

Under our collaboration agreement with Bayer, we are conducting multiple clinical trials of sorafenib. In addition, we and Bayer are jointly developing and intend to commercialize sorafenib outside of Japan. In Japan, Bayer is responsible for funding and conducting all product development activities and will pay us a royalty on any sales.

Phase III in Kidney Cancer. In October 2003, we and Bayer announced the initiation of an international, placebo-controlled, multicenter Phase III clinical trial to further evaluate the safety and efficacy of sorafenib in the treatment of advanced renal cell carcinoma, also referred to as RCC, or kidney cancer. The objective of the randomized study is to establish the activity of sorafenib in kidney cancer in a large Phase III clinical trial with difference in overall survival as the primary endpoint. The study also will assess disease progression, overall response rate, safety, quality of life, and the pharmacokinetics of sorafenib, or how concentrations of sorafenib in the body change over time. Before the trial is complete, an analysis of disease progression will be conducted by an independent data monitoring committee to see if an accelerated filing on this surrogate endpoint is feasible. More than 800 people will participate in the Phase III study at sites worldwide. To be eligible for the study, individuals with unresectable and/or metastatic disease must have failed a previous systemic therapy. We and Bayer also reported in October 2003 that the FDA had completed and agreed upon an SPA for the pivotal Phase III trial. An SPA is a written agreement with the FDA on the design and size of clinical trials intended to form the basis of a New Drug Application, or NDA. We initiated our Phase III clinical trial based on interim investigator-reported data from our Phase II randomized discontinuation trial, which was completed in October 2004. In March 2005, enrollment in the Phase III renal trial was concluded.

In April 2004, we and Bayer announced that sorafenib had been granted Fast Track status for advanced kidney cancer by the FDA. The Fast Track program is designed to expedite the review of drug compounds for the treatment of patients with serious or life-threatening diseases where there is an unmet medical need for new therapeutic approaches. Having a Fast Track designation allows a company to file an NDA on a rolling basis as data becomes available. This permits the FDA to review the filing as it is received, rather than waiting for the entire document prior to commencing the review process.

Subsequently, we and Bayer announced that sorafenib had been granted orphan drug status for the treatment of renal cell carcinoma, by the Committee for Orphan Medicinal Products, or COMP, of the European Medicines Agency, or EMEA, in August 2004, and in October 2004, by the FDA. Orphan Drug designation provides incentives to companies that develop drugs for diseases affecting small numbers of patients.

Phase II in Multiple Tumor Types. We and Bayer initiated two single-agent Phase II clinical trials of sorafenib in the third quarter of 2002. Since our preclinical data demonstrated that sorafenib works primarily by preventing tumor growth rather than tumor shrinkage, a randomized discontinuation study was performed to test whether sorafenib could cause disease stabilization in human cancer. The study included patients with advanced solid tumors of multiple types, including kidney, melanoma, colorectal and other cancers, such as pancreatic, ovarian, sarcoma and thyroid. Final summary trial results for participants with advanced kidney cancer were announced in October 2004. Additional data from this study will be reported at future scientific meetings.

Analysis of the Phase II randomized discontinuation trial of sorafenib administered as a single agent showed activity in patients with advanced kidney cancer. Of the 502 patients enrolled in the study, 202 had kidney cancer. As assessed by investigators, approximately 70 percent or 144 of the 202 study participants with kidney cancer had either tumor shrinkage of at least 25 percent (79 patients) or disease stabilization (65 patients) after 12 weeks of treatment with sorafenib. After this initial 12-week period, those 79 patients who had at least 25 percent tumor shrinkage remained on sorafenib, while those 65 participants determined to have stable disease were randomized to receive, in a blinded fashion, either placebo or sorafenib. After a second 12-week treatment period, the blind was broken on the randomized group of 65 patients. The study achieved its primary endpoint, as there was a statistically significantly higher percentage of participants whose disease did not progress in the sorafenib group as compared to those who were randomly assigned to receive placebo. This finding suggests that tumor stabilization was due to sorafenib treatment. In addition, all 202 kidney cancer patients were assessed for time-to-tumor progression, which was shown to be approximately five months for the entire group, including the placebo patients. Time-to-disease progression of approximately two to three months has been reported for control groups in other studies with similar patient populations. As noted previously, a delay in disease progression for those advanced renal cancer patients receiving sorafenib will be the basis for one of the formal analyses in our ongoing Phase III study.

Almost all the patients with kidney cancer in the Phase II trial had failed at least one prior systemic treatment and had progressive disease on study entry. The most commonly reported drug-related adverse events in the kidney cancer population included skin reactions such as hand-foot syndrome and rash, diarrhea, fatigue, weight loss and hypertension, which were shown to be manageable and reversible.

A second Phase II clinical trial included only patients with liver cancer. This trial is now completed and, in September 2004, the data were presented at the 16th American Association for Cancer Research-National Cancer Institute-European Organization for Research and Treatment of Cancer, or AACR-NCI-EORTC, meeting in Geneva, Switzerland. Of 137 patients enrolled in the study, investigators reported seven patients with partial responses (tumor shrinkage of 50 percent or greater), five with minor responses (tumor shrinkage of 25 to 50 percent) and 59 with stable disease for at least four months as their best response. Median overall survival for all patients was 9.2 months and median time-to-tumor progression was 4.2 months. In the study, safety data generated showed that sorafenib was well tolerated, and side effects were predictable and manageable. The most common grade 3/4 drug-related toxicities, all less than ten percent, were fatigue, diarrhea and hand-foot skin reaction.

Bayer and Onyx began a single-agent Phase III study in patients with advanced liver cancer in March 2005. In addition, the two companies plan to conduct a Phase II trial evaluating sorafenib in this disease in combination with doxorubicin, a chemotherapy agent sometimes used to treat liver cancer.

Phase Ib in Combination with Chemotherapies in Multiple Tumor Types. Together with Bayer, we are conducting multiple Phase Ib clinical trials evaluating sorafenib in combination with a range of standard chemotherapies. To date, we have reported results from eight of these trials, specifically for the use of sorafenib in combination with paclitaxel/carboplatin, gemcitabine, oxaliplatin, doxorubicin, irinotecan, 5-FU/leucovorin, capecitabine and taxotere. Additional combination trials are planned and decisions about future randomized Phase II trials are pending.

Data from one of these Phase Ib combination trials, evaluating sorafenib administered in combination with paclitaxel and carboplatin to melanoma patients, were updated in September 2004. At that time, the investigator reported on the first 54 melanoma patients enrolled in the trial. Of these patients, 31 had received prior treatment and 37 had advanced metastatic disease, meaning that their cancer had spread to their internal organs, such as the liver, bladder or intestines. Partial responses were observed in 20 patients and disease stabilization was reported in 26 patients. Partial responses in this trial were measured by the investigator using

Response Evaluation Criteria in Solid Tumors, or RECIST criteria, and are defined as tumor shrinkages of 30 percent or greater as measured as the sum of the longest tumor diameters. At the time of the report, ten of the partial responses were ongoing, with responding patients' time on drug ranging from six to 22 months. Sorafenib was well tolerated when combined with full dose paclitaxel and carboplatin. In addition to side effects normally expected with paclitaxel and carboplatin, toxicities believed to be attributable to sorafenib, including skin rash and hand-foot syndrome, resolved themselves when treatment was halted or sorafenib dosages were reduced. Additional melanoma patients have been enrolled in the study. As this investigator-initiated analysis was not reviewed by the sponsors, the results are subject to change until the database is finalized. Since only a limited number of studies have been conducted using paclitaxel and/or carboplatin in melanoma patients, and at doses and administration regimes different from ours, a randomized study is needed to assess the efficacy of the combination with sorafenib. Based on the Phase Ib results reported to date, Bayer and Onyx intend to begin a Phase III program in 2005 evaluating this combination in patients with metastatic melanoma.

Phase I. We have reported on 182 patients with advanced cancers treated in Phase I clinical trials conducted in Germany, Belgium, Canada and the United States. We presented the data from these trials at several scientific meetings, including final data at the 2003 annual meeting of the American Society of Clinical Oncology, or ASCO.

The objective of the Phase I studies was to test sorafenib for safety, pharmacokinetics and pharmacodynamics, which is how the compound acts on the body over a period of time when administered orally at various doses and schedules.

Treated patients had advanced cancers including colorectal, liver, kidney, breast, lung, ovarian and other cancers. At the recommended Phase II dose of 400 mg twice daily, toxicities were generally mild to moderate, and included skin reactions, anorexia, fatigue and diarrhea. Patients enrolled in these trials achieved serum levels of sorafenib equivalent to the levels at which antitumor activity was seen in preclinical studies.

In June 2003, we reported that in an analysis of 118 patients with advanced malignancies who received sorafenib in initial doses of 200 mg or more twice daily, 29 patients, or 25 percent, remained on sorafenib for more than six months, and nine of these patients remained in treatment for more than one year. In addition, we reported early signs of antitumor activity, including partial responses in one liver cancer patient and one kidney cancer patient. Most of the dose-limiting toxicities were seen at dose levels of 600 mg twice daily or greater and included diarrhea and skin toxicity, including hand-foot syndrome. Based on these results, we selected a dose of 400 mg twice daily to use in our Phase II clinical trials. After additional experience treating several hundred patients at this dose in the Phase II program, the same dose is now being used in the Phase III clinical trial.

Cell Cycle Program

In collaboration with Warner-Lambert, we identified a number of lead compounds that modulate the activity of key enzymes that regulate the process whereby a single cell replicates itself and divides into two identical new cells, a process known as the cell cycle. Mutations in genes that regulate the cell cycle are present in a majority of human cancers. Our small molecule discovery collaboration with Warner-Lambert ended in August 2001. However, Warner-Lambert, now a subsidiary of Pfizer, is currently advancing a lead candidate from that collaboration, PD 332991, a small molecule cell cycle inhibitor targeting cyclin-dependent kinase 4. Pfizer entered Phase I clinical testing with this candidate in 2004.

Virus Platform

Prior to June 2003, in addition to our small molecule program, we were developing therapeutic viruses that selectively replicate in cells with cancer-causing genetic mutations. In June 2003, we announced that we were discontinuing this program as part of a business realignment that placed an increased priority on the development of sorafenib. Effective January 2005, Onyx licensed exclusive rights to our p53-selective virus, ONYX-015, to Shanghai Sunway Biotech Co. Ltd. headquartered in Shanghai, People's Republic of China. Under this agreement, Shanghai Sunway is responsible for the research, development, manufacture and commercialization of ONYX-015 worldwide. Onyx received an upfront payment of $1 million and will receive additional milestone payments on achievement of clinical, regulatory and commercial events. The company will also receive royalties on net sales of ONYX-015.

Collaborations

Bayer

Effective February 1994, we established a research and development collaboration agreement with Bayer to discover, develop and market compounds that inhibit the function, or modulate the activity, of the RAS signaling pathway to treat cancer and other diseases. Together with Bayer, we concluded collaborative research under this agreement in 1999, and based on this research, a product development candidate, sorafenib, was identified.

Bayer paid all the costs of research and preclinical development of sorafenib until the Investigational New Drug application, or IND, was filed in May 2000. Under our agreement with Bayer, we are currently funding 50 percent of mutually agreed development costs worldwide, excluding Japan. Bayer is funding 100 percent of development costs in Japan and will pay us a royalty on any sales in Japan. We currently intend to copromote in the United States and, if we continue to cofund development and copromote in the United States, we will share equally in profits or losses, if any, in the United States. If we continue to cofund but do not copromote in the United States, Bayer would first receive a portion of the product revenues to repay Bayer for its commercialization infrastructure, before determining our share of profits and losses. As we do not have the right to copromote sorafenib outside the United States, Bayer would also receive this preferential distribution in all other parts of the world, except Japan where we would receive a royalty on any sales.

Our agreement with Bayer calls for creditable milestone-based payments. These amounts are interest-free and will be repayable to Bayer from a portion of any of our future profits and royalties. We received $5.0 million in the third quarter of 2002 upon initiation of Phase II clinical studies and $15.0 million in the fourth quarter of 2003 based upon the initiation of a Phase III study. In addition, Bayer will advance Onyx $10.0 million when an NDA is filed and a further $10.0 million following the approval of sorafenib in any one of the following countries: the United States, France, Germany, Italy, Spain or the United Kingdom. At any time during product development, either company may terminate its participation in development costs, in which case the terminating party would retain rights to the product on a royalty-bearing basis. If we do not continue to bear 50 percent of product development costs, Bayer would retain exclusive, worldwide rights to this product candidate and would pay royalties to us based on net sales.

Warner-Lambert: Cell Cycle

In May 1995, we entered into a research and development collaboration agreement with Warner-Lambert, now a subsidiary of Pfizer, to discover and commercialize small molecule drugs that restore control of, or otherwise intervene in, the misregulated cell cycle in tumor cells. Under this agreement, we developed screening tests, or assays, for jointly selected targets, and transferred these assays to Warner-Lambert for screening of their compound library to identify active compounds. The discovery research term under the agreement ended in August 2001. Warner-Lambert is responsible for subsequent medicinal chemistry and preclinical investigations on the active compounds. In addition, Warner-Lambert is obligated to conduct and fund all clinical development, make regulatory filings and manufacture for sale any approved collaboration compounds. We will receive milestone payments on clinical development and registration of any resulting products and would receive royalties on worldwide sales of the products. Warner-Lambert has identified a small molecule lead compound, PD 332991, an inhibitor of cyclin-dependent kinase 4, and began clinical testing with this drug candidate in 2004.

Research and Development

The majority of our operating expenses to date have been related to research and development, or R&D. In 2004, R&D expenses consisted of costs associated with collaborative R&D as Onyx does not have internal research capabilities and has only a limited development staff. We anticipate that a majority of our operating expenses will continue to be related to R&D in 2005, specifically the clinical development of sorafenib.

Marketing and Sales

We currently have no significant marketing, sales, or distribution capabilities, but we plan to build these capabilities in the United States. Since our first product candidate, sorafenib, is currently in the latter stages of product development, and because we have retained U.S. copromotion rights, Onyx has started creating a U.S.-based sales and marketing organization in preparation for the potential approval and launch of this compound.

Manufacturing

At this time, we do not have any internal manufacturing capability for any of our product candidates, and we rely on others to provide manufacturing services. To manufacture our product candidates for clinical trials or on a commercial scale, if we are required to or choose to do so, we would have to build or gain access to a manufacturing facility, which will require significant funds.

Under our collaboration agreement with Bayer, Bayer has the manufacturing responsibility to supply sorafenib for clinical trials and to support any commercial requirements. To date, Bayer has manufactured sufficient drug supply to support the current needs of clinical trials in progress. We believe that Bayer has the capability to meet all future drug supply needs and meet the FDA and other regulatory agency requirements for commercialization. However, Bayer may, for reasons beyond our control, become unable or unwilling to provide sufficient future drug supply or to meet these regulatory requirements. If this were to happen, we would be forced to incur additional expenses to pay for the manufacture of sorafenib or to develop our own manufacturing capabilities. Under our collaboration agreement with Warner-Lambert, Warner-Lambert is obligated to manufacture all small molecule drugs for clinical development and commercialization.

Patents and Proprietary Rights

We believe that patent and trade secret protection is crucial to our business and that our future will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others, both in the United States and other countries. The patent applications covering sorafenib are owned by Bayer, but licensed to us in conjunction with our collaboration agreement with Bayer. At present, it is anticipated that, if issued, the United States patent related to sorafenib will expire in 2022, subject to possible patent-term extension, the entitlement to which and the term of which cannot be presently calculated. Patent applications for sorafenib are also pending throughout the world. As of December 31, 2004, we owned or had licensed rights to 51 United States patents and 34 United States patent applications, and generally, foreign counterparts of these filings. Most of these patents or patent applications cover protein targets used to identify product candidates during the research phase of our collaborative agreements with Warner-Lambert or Bayer, or aspects of our now discontinued therapeutic virus program.

Generally, patent applications in the United States are maintained in secrecy for a period of 18 months or more. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file those patent applications. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

If patents are issued to others containing preclusive or conflicting claims and these claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. Litigation would create substantial costs. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. An adverse outcome in litigation could subject us to significant liabilities to third parties and require us to seek licenses of the disputed rights from third parties or to cease using the technology if such licenses are unavailable.

Together with our licensors, we also rely on trade secrets to protect our combined technology especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and collaborators. These parties may breach these agreements, and we may not have adequate remedies for any breach. Our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that we or our consultants or collaborators use intellectual property owned by others in their work for us, we may have disputes with them or other third parties as to the rights in related or resulting know-how and inventions.

Government Regulation

Regulation by government authorities in the United States and other countries will be a significant factor in the manufacturing and marketing of any products that may be discovered or developed by us, or that may arise out of our research. We must obtain the requisite regulatory approvals by government agencies prior to commercialization of any product. We anticipate that any product candidate will be subject to rigorous preclinical and clinical testing and premarket approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the manufacturing, testing, labeling, storage, record-keeping, marketing and promotion of products and product candidates.

The steps ordinarily required before a drug or biological product may be marketed in the United States include:

- preclinical studies;
- the submission to the FDA of an IND that must become effective before human clinical trials may commence;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate;
- the submission of an NDA, to the FDA; and
- FDA approval of the NDA, including inspection and approval of the product manufacturing facility.

Preclinical trials involve laboratory evaluation of product candidate chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product candidate. Preclinical safety trials must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practice. The results of the preclinical trials are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. Submission of an IND may not result in FDA clearance to commence clinical trials, and the FDA's failure to object to an IND does not guarantee FDA approval of a marketing application.

Clinical trials involve the administration of the product candidate to humans under the supervision of a qualified principal investigator. In the United States, clinical trials must be conducted in accordance with Good Clinical Practices under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Institutional Review Board, or IRB, and with the patient's informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution conducting the clinical trial. The United Kingdom and many other European and Asian countries have similar regulations.

The goal of Phase I clinical trials is to establish initial data about safety and tolerability of the product candidate in humans. The goal of Phase II clinical trials is to provide evidence about the desired therapeutic efficacy of the product candidate in limited studies with small numbers of carefully selected subjects. The investigators seek to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Investigators also gather additional safety data from these studies. Phase III clinical trials consist of expanded, large-scale, multicenter studies in the target patient population. This phase further tests the product's effectiveness, monitors side effects, and, in some cases, compares the product's effects to a standard treatment, if one is already available.

We would need to submit all data obtained from this comprehensive development program as an NDA to the FDA, and to the corresponding agencies in other countries for review and approval, before marketing product candidates. These regulations define not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding:

- manufacture of the product;
- testing;
- quality assurance;
- packaging;
- storage;
- documentation;
- record-keeping;
- labeling;
- advertising; and
- marketing procedures.

The process of obtaining FDA approval can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy of the product candidate. In some instances, regulatory approval may be granted with the condition that confirmatory Phase IV clinical trials are carried out. If these Phase IV clinical trials do not confirm the results of previous studies, regulatory approval for marketing may be withdrawn. Moreover, if regulatory approval of a product is granted, the approval will be limited to specific indications. Approvals of our proposed products, processes, or facilities may not be granted on a timely basis, if at all. Any failure to obtain, or delay in obtaining, such approvals would seriously harm our business, financial condition and results of operations. Facilities used to manufacture drugs are subject to periodic inspection by the FDA and other authorities where applicable, and must comply with the FDA's current Good Manufacturing Practice, or cGMP, regulations. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal action, such as suspension of manufacturing, seizure of product or voluntary recall of a product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval. Failure to comply with FDA and other applicable regulatory requirements may result in, among other things:

- warning letters;
- civil penalties;

- criminal prosecution;
- injunctions;
- seizure or recall of products;
- total or partial suspension of production;
- refusal of the government to grant approval; or
- withdrawal of approval of products.

Whether or not we obtain FDA approval, approval of a product candidate by comparable regulatory authorities will be necessary in foreign countries prior to the commencement of marketing of the product candidate in these countries. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. We expect to rely on our collaborators and licensees, along with our own expertise, to obtain governmental approval in foreign countries of product candidates discovered by us or arising from our programs.

Competition

We are engaged in a rapidly changing and highly competitive field. We are seeking to develop and market product candidates that will compete with other products and therapies that currently exist or are being developed. Many other companies are actively seeking to develop products that have disease targets similar to those we are pursuing. Some of these competitive product candidates are in clinical trials, and others are approved. Competitors that target the same tumor types as our sorafenib program and that have commercial products or product candidates in clinical development, include Pfizer, Novartis, AstraZeneca PLC, OSI Pharmaceuticals, Inc., Genentech, Inc. and Abgenix, Inc., among others. Pfizer, Novartis and others have small molecule compounds targeting VEGF receptor tyrosine kinases and other enzymes in clinical development for advanced kidney cancer. In February 2005, Pfizer reported that its Phase III trial of the investigational agent SU11248 in patients with gastrointestinal stromal tumors, or GIST, who had grown resistant to the drug Gleevec, was stopped ahead of schedule because an independent monitoring committee found SU11248 to be safe and effective. At the same time, Pfizer announced that it will seek formal approval for the drug from federal regulators sometime this year. SU11248 is also being tested in other tumor types, including kidney cancer. In addition, potential competition may come from agents that target Epidermal Growth Factor, or EGF, receptors and Vascular Endothelial Growth Factor, or VEGF, receptors. These agents include antibodies and small molecules. We believe that several companies also have small molecule compounds in clinical and preclinical development that target MEK, an enzyme that is also involved in the RAS signaling pathway. In addition, many other pharmaceutical companies are developing novel cancer therapies that, if successful, would also provide competition for or be used in combination with sorafenib. We believe that other companies also have kinase inhibitors in preclinical and clinical development that could be potential competitors.

Partial List of Potentially Competing Agents

Product	Company	Target	Status
SU11248	Pfizer	Multiple kinases	Clinical testing
PTK787	Novartis	Multiple kinases	Clinical testing
CCI 779	Wyeth	mTOR inhibitor	Clinical testing
AG-13736	Pfizer	Multiple kinases	Clinical testing
ABX-EGF	Abgenix	EGF	Clinical testing
Avastin	Genentech	VEGF	Marketed
Erbitux	Imclone	EGF	Marketed
Iressa	AstraZeneca	EGF	Marketed
Tarceva	OSI	EGF	Marketed

We compete with alternative therapies based on a variety of factors, including:

- product efficacy and safety;
- availability of patients for clinical trials;
- the timing and scope of regulatory approvals;
- availability of supply;
- marketing and sales capability;
- reimbursement coverage;
- price; and
- patent position.

Employees

As of December 31, 2004, we had 30 full-time employees of whom five hold Ph.D. or M.D. degrees. Of our employees, seven are in research and development, four are in sales and marketing and 19 are in corporate development, finance and administration. No employee of ours is represented by a labor union.

Available Information

We were incorporated in California in February 1992 and reincorporated in Delaware in May 1996.

We file electronically with the Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We maintain a site on the worldwide web at www.onyx-pharm.com; however, information found on our website is not incorporated by reference into this report. We make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, a copy of this Annual Report on Form 10-K is located at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D. C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

In 2003, we adopted a code of ethics that applies to our principal officers, directors and employees. We have posted the text of our code of ethics on our website at www.onyx-pharm.com in connection with "Investors" materials. In addition, we intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Item 2. *Properties*

We occupy 23,000 square feet of office space in our primary facility in Emeryville, California, which we began occupying in December 2004. The lease expires in February 2010 with an option to extend the lease for an additional three years. Previously we occupied approximately 50,000 square feet of office and laboratory space in Richmond, California. The lease for that facility expires in April 2005.

We also lease an additional 9,000 square feet of space in a secondary facility in Richmond, California. The lease for this facility expires in September 2010 with renewal options at the end of the lease for two subsequent five-year terms. We are currently subleasing this facility. Please refer to Note 6 of the accompanying financial statements for further information regarding our lease obligations.

Item 3. *Legal Proceedings*

We are not a party to any material legal proceedings.

Item 4. *Submission of Matters to a Vote of Securities Holders*

No matters were submitted to a vote of the Company's stockholders during the quarter ended December 31, 2004.

ADDITIONAL BUSINESS RISKS

In addition to the risks discussed in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," our business is subject to the risks set forth below.

Sorafenib (formerly known as BAY 43-9006) is our only product candidate currently in Phase II and Phase III clinical development, and our ability to discover and promote additional candidates to clinical development is constrained. If sorafenib is not successfully commercialized, we may be unable to identify and promote alternative product candidates and our business would fail.

Sorafenib is our only product candidate in Phase II and Phase III clinical development. In June 2003, following an unsuccessful search for new collaboration partners for our therapeutic virus product candidates, including ONYX-015 and ONYX-411, we announced that we were discontinuing the development of all therapeutic virus product candidates, eliminating all employee positions related to these candidates and terminating all related research and manufacturing capabilities. As a result, we do not have internal research and preclinical development capabilities. Our remaining scientific and administrative employees are dedicated to managing our relationship with Bayer, and the development of sorafenib, but are not actively discovering or developing new product candidates. As a result of the termination of our therapeutic virus program and drug discovery programs, we do not have a clinical development pipeline beyond sorafenib. If sorafenib is not successful in clinical trials, does not receive marketing approval or is not successfully commercialized, we may be unable to identify and promote alternative product candidates to clinical development, which would cause our business to fail.

If our clinical trials fail to demonstrate the safety and effectiveness of sorafenib, we will be unable to commercialize sorafenib, and our business may fail.

In collaboration with Bayer, we are conducting multiple clinical trials of sorafenib. We have completed Phase I single-agent clinical trials of sorafenib. We are currently conducting a number of Phase Ib clinical trials of sorafenib in combination with standard chemotherapeutic agents. Phase I trials are not designed to test the efficacy of a drug candidate but rather to test safety; to study pharmacokinetics, or how drug concentrations in the body change over time; to study pharmacodynamics, or how the drug candidate acts on the body over a period of time; and to understand the drug candidate's side effects at various doses and schedules.

With Bayer, we have completed Phase II clinical trials of sorafenib in kidney and liver cancer and are currently conducting Phase II clinical trials in breast, non-small cell lung and other cancers. Phase II trials are designed to explore the efficacy of a product candidate in several different types of cancers and are normally randomized and double-blinded to ensure that the results are due to the effects of the drug. We and Bayer have initiated a Phase III clinical trial to treat patients with advanced kidney cancer without conventional randomized Phase II clinical trial data. In October 2004, we and Bayer announced that we will pursue registration utilizing results from this Phase III trial if the Phase III analysis of disease progression is positive and suitable for accelerated filing and FDA approval. If this happens, we would anticipate a United States launch as early as 2006. However, we may not be able to make an accelerated filing, or if we do make an accelerated filing, but do not receive FDA approval, we will not be able to forecast the timing of a commercial launch.

We believe that any clinical trial designed to test the efficacy of sorafenib, whether Phase II or Phase III, will involve a large number of patients to achieve statistical significance and will be expensive. We may conduct a lengthy and expensive clinical trial of sorafenib only to learn that this drug candidate is not an effective treatment. Historically, many companies have failed to demonstrate the effectiveness of pharmaceutical product candidates in Phase III clinical trials notwithstanding favorable results in Phase I or Phase II clinical trials. In addition, we may observe previously unforeseen adverse side effects.

If efficacy of sorafenib is not demonstrated, or if previously unforeseen and unacceptable side effects are observed, we may not proceed with further clinical trials of sorafenib. If we do not proceed with additional clinical trials of sorafenib, we cannot seek regulatory approval of sorafenib with the FDA, which may cause our business to fail.

In our clinical trials, we treat patients who have failed conventional treatments and who are in advanced stages of cancer. During the course of treatment, these patients may die or suffer adverse medical effects for reasons unrelated to sorafenib. These adverse effects may impact the interpretation of clinical trial results, which could lead to an erroneous conclusion regarding the toxicity or efficacy of sorafenib.

We are dependent upon our collaborative relationship with Bayer to develop, manufacture and commercialize sorafenib and to obtain regulatory approval. There may be circumstances that delay or prevent the development and commercialization of sorafenib.

Our strategy for developing, manufacturing and commercializing sorafenib and obtaining regulatory approval depends in large part upon our relationship with Bayer. If we are unable to maintain our collaborative relationship with Bayer, we would need to undertake development, manufacturing and marketing activities at our own expense, which would significantly increase our capital requirements and limit the indications we are able to pursue and could prevent us from commercializing sorafenib.

Under the terms of the collaboration agreement, we and Bayer are conducting multiple clinical trials of sorafenib. We and Bayer must agree on the development plan for sorafenib. If we and Bayer cannot agree, clinical trial progress could be significantly delayed or halted.

Under our agreement with Bayer, we have the opportunity to fund 50 percent of clinical development costs worldwide except in Japan, where Bayer will fund 100 percent of development costs and pay us a royalty on net sales. We are currently funding 50 percent of development costs for sorafenib, and depend on Bayer to fund the balance of these costs. Our collaboration agreement with Bayer does not, however, create an obligation for either us or Bayer to fund the development of sorafenib, or any other product candidate. If a party declines to fund development or ceases to fund development of a product candidate under the collaboration agreement, then that party will be entitled to receive a royalty on any product that is ultimately commercialized, but not to share in profits. Bayer could, upon 60 days notice, elect at any time to terminate its cofunding of the development of sorafenib. If Bayer terminates its cofunding of sorafenib development, we may be unable to fund the development costs on our own and may be unable to find a new collaborator.

Bayer has been the sponsor for all regulatory filings with the FDA. As a result, we have been dependent on Bayer's experience in filing and pursuing applications necessary to gain regulatory approvals. Bayer has limited experience in developing drugs for the treatment of cancer.

Our collaboration agreement with Bayer calls for Bayer to advance us creditable milestone-based payments. To date, Bayer has advanced us $20 million for achievement of specific milestones. Any funds advanced under the agreement are repayable out of a portion of our future profits and royalties, if any, from any of our products.

Our collaboration agreement with Bayer terminates when patents expire that were issued in connection with product candidates discovered under that agreement, or upon the time when neither we nor Bayer are entitled to profit sharing under that agreement, whichever is later. Bayer holds the global patent applications related to sorafenib. At present, it is anticipated that, if issued, the United States patent related to sorafenib will expire in 2022, subject to possible patent-term extension, the entitlement to which and the term of which cannot presently be calculated.

We are subject to a number of additional risks associated with our dependence on our collaborative relationship with Bayer, including:

- the amount and timing of expenditure of resources can vary because of decisions by Bayer;
- possible disagreements as to development plans, including clinical trials or regulatory approval strategy;
- the right of Bayer to terminate its collaboration agreement with us on limited notice and for reasons outside our control;
- loss of significant rights if we fail to meet our obligations under the collaboration agreement;
- withdrawal of support by Bayer following the development or acquisition by it of competing products; and
- possible disagreements with Bayer regarding the collaboration agreement or ownership of proprietary rights.

Due to these factors and other possible disagreements with Bayer, we may be delayed or prevented from developing or commercializing sorafenib, or we may become involved in litigation or arbitration, which would be time consuming and expensive.

If Bayer's business strategy changes, it may adversely affect our collaborative relationship.

Bayer may change its business strategy. A change in Bayer's business strategy may adversely affect activities under its collaboration agreement with us, which could cause significant delays and funding shortfalls impacting the activities under the collaboration and seriously harming our business.

Provisions in our collaboration agreement with Bayer may prevent or delay a change in control.

Our collaboration agreement with Bayer provides that, if Onyx is acquired by another entity by reason of merger, consolidation or sale of all or substantially all of our assets, and Bayer does not consent to the transaction, then for 60 days following the transaction, Bayer may elect to terminate Onyx's codevelopment and copromotion rights under the collaboration agreement. If Bayer were to exercise this right, Bayer would gain exclusive development and marketing rights to the product candidates being developed under the collaboration agreement, including sorafenib. If this happened, Onyx, or the successor to Onyx, would receive a royalty based on any sales of sorafenib and other collaboration products, rather than a share of any profits. In this case, Onyx or its successor would be permitted to continue cofunding development, and the royalty rate would be adjusted to reflect this continued risk-sharing by Onyx or its successor. These provisions of our collaboration agreement with Bayer may have the effect of delaying or preventing a change in control, or a sale of all or substantially all of our assets, or may reduce the number of companies interested in acquiring Onyx.

Our clinical trials could take longer to complete than we project or may not be completed at all.

Although for planning purposes we project the commencement, continuation and completion of clinical trials for sorafenib, the actual timing of these events may be subject to significant delays relating to various causes, including actions by Bayer, scheduling conflicts with participating clinicians and clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria, and shortages of available drug supply. We may not complete clinical trials involving sorafenib as projected or at all.

We rely on Bayer, academic institutions or clinical research organizations to conduct, supervise or monitor clinical trials involving sorafenib. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own.

In addition, we expect to directly supervise and monitor certain planned Phase II and Phase III clinical trials of sorafenib for the treatment of malignant melanoma. Onyx has not conducted a clinical trial that has led to an NDA filing. Consequently, we may not have the necessary capabilities to successfully execute and complete these planned clinical trials in a way that leads to approval of sorafenib for the target indication. Failure to commence or complete, or delays in, any of our planned clinical trials would prevent us from commercializing sorafenib, and thus seriously harm our business.

We will need substantial additional funds, and our future access to capital is uncertain.

We will require substantial additional funds to conduct the costly and time-consuming clinical trials necessary to develop sorafenib, pursue regulatory approval and commercialize this product candidate. Our future capital requirements will depend upon a number of factors, including:

- the size and complexity of our sorafenib program;
- decisions made by Bayer and Onyx to alter the size, scope and schedule of clinical development;
- our receipt of milestone-based payments;
- the ability to manufacture sufficient drug supply to complete clinical trials;
- progress with clinical trials;
- the time and costs involved in obtaining regulatory approvals;
- the cost involved in enforcing patent claims against third parties and defending claims by third parties (both of which are shared with Bayer);
- the costs associated with acquisitions or licenses or additional products;
- competing technological and market developments; and
- product commercialization activities.

We may not be able to raise additional financing on favorable terms, or at all. If we are unable to obtain additional funds, we may not be able to fund our share of clinical trials. We may also have to curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses that are unfavorable to us.

We believe that our existing capital resources and interest thereon will be sufficient to fund our current development plans through mid-2007. However, if we change our development plans, we may need additional funds sooner than we expect. In addition, we anticipate that our codevelopment costs for the sorafenib program will increase over the next several years as the Phase III clinical trial program advances, and new trials are initiated. While these costs are unknown at the current time, we expect that we will need to raise substantial additional capital to continue the cofunding of the sorafenib program in future periods. We may have to curtail our funding of sorafenib if we cannot raise sufficient capital. If we do not cofund development of sorafenib, we will receive a royalty on future sales of any product that is ultimately commercialized, instead of a share of profits.

We have a history of losses, and we expect to continue to incur losses.

Our net loss for the year ended December 31, 2002 was $45.8 million, for the year ended December 31, 2003 was $45.0 million, and for the year ended December 31, 2004 was $46.8 million. As of December 31, 2004, we had an accumulated deficit of approximately $250.6 million. We have incurred these losses principally from costs incurred in our research and development programs and from our general and administrative costs. We derived no revenues from product sales or royalties. We expect to incur significant and increasing operating losses over the next several years as we expand our clinical trial activities. We expect our operating losses to increase with our cofunding of ongoing sorafenib clinical trial costs under our collaboration agreement with Bayer.

We do not expect to generate revenues from the sale of products for the foreseeable future, and we must repay the milestone-based advances we receive from Bayer from our future profits and royalties, if any. Our ability to achieve profitability depends upon success by us and Bayer in completing development of sorafenib, obtaining required regulatory approvals and manufacturing and marketing the approved product.

We do not have manufacturing expertise or capabilities and are dependent on third parties to fulfill our manufacturing needs, which could result in the delay of clinical trials or regulatory approval.

Under our collaboration agreement with Bayer, Bayer has the manufacturing responsibility to supply sorafenib for clinical trials and to support any commercial requirements. However, should Bayer give up its right to codevelop sorafenib, we would have to manufacture sorafenib. We lack the resources, experience and capabilities to manufacture sorafenib or any future product candidates on our own. We would require substantial funds to establish these capabilities. Consequently, we are dependent on third parties to manufacture our product candidates and products, if any. These parties may encounter difficulties in production scale-up, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. These third parties may not perform as agreed or may not continue to manufacture our products for the time required by us to successfully market our products. These third parties may fail to deliver the required quantities of our products, if any, or product candidates on a timely basis and at commercially reasonable prices. Failure by these third parties could delay our clinical trials and our applications for regulatory approval. If these third parties do not adequately perform, we may be forced to incur additional expenses to pay for the manufacture of products or to develop our own manufacturing capabilities.

We have the right to copromote sorafenib in the United States, but we do not have significant marketing or sales experience or capabilities.

We have the right under our collaboration agreement with Bayer to copromote sorafenib in the United States in conjunction with Bayer. In order to copromote sorafenib, we will need to further develop marketing and sales capabilities. We may not successfully establish marketing and sales capabilities or have sufficient resources to do so. If we do not develop marketing and sales capabilities, we may not meet our copromotion obligations under our collaboration agreement, which could result in our losing these copromotion rights. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations, and we will incur additional expenses.

If we lose our key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer.

Our future success will depend in large part on the continued services of our management personnel, including Hollings C. Renton, our Chairman, President and Chief Executive Officer, and each of our other executive officers. The loss of the services of one or more of our key employees could have an adverse impact on our business. We do not maintain key person life insurance on any of our officers, employees or consultants, other than for our chief executive officer. Any of our key personnel could terminate their employment with us at any time and without notice. We depend on our continued ability to attract, retain and motivate highly qualified personnel. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions.

In 2003, we restructured our operations to reflect an increased priority on the development of sorafenib and discontinued our therapeutic virus program. As a result of the restructuring, we eliminated approximately 75 positions, including our entire scientific team associated with the therapeutic virus program. Our remaining scientific and administrative employees are engaged in managing our collaboration with Bayer to develop sorafenib, but are not actively involved in new product candidate discovery. If we resume our research and development of other product candidates, we will need to hire individuals with the appropriate scientific skills. If we cannot hire these individuals in a timely fashion, we will be unable to engage in new product candidate discovery activities.

Even if our product candidates are approved, the market may not accept these products.

Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, sorafenib or any future product candidates that we may develop may not gain market acceptance among physicians, patients, healthcare payers and the medical community. One factor that may affect market acceptance of our product candidates is the availability of third-party reimbursement. Our commercial success may depend, in part, on the availability of adequate reimbursement for patients from third party health care payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services and their reimbursement practices may affect the price levels for our product candidates. In addition, the market for our product candidates may be limited by third-party payors who establish lists of approved products and do not provide reimbursement for products not listed. If our product candidates are not on the approved lists, the sales of our product candidates may suffer.

A number of additional factors may limit the market acceptance of products including the following:

- rate of adoption by healthcare practitioners;
- types of cancer for which the product is approved;
- rate of a product's acceptance by the target population;
- timing of market entry relative to competitive products;
- availability of alternative therapies;
- price of our product relative to alternative therapies;
- extent of marketing efforts by us and third-party distributors or agents retained by us; and
- side effects or unfavorable publicity concerning our products or similar products.

If sorafenib or any future product candidates that we may develop do not achieve market acceptance, we may lose our investment in that product candidate, which may cause our stock price to decline.

We face intense competition and rapid technological change, and many of our competitors have substantially greater managerial resources than we have.

We are engaged in a rapidly changing and highly competitive field. We are seeking to develop and market product candidates that will compete with other products and therapies that currently exist or are being developed. Many other companies are actively seeking to develop products that have disease targets similar to those we are pursuing. Some of these competitive product candidates are in clinical trials, and others are approved. Competitors that target the same tumor types as our sorafenib program and that have commercial products or product candidates in clinical development include Pfizer, Novartis, AstraZeneca PLC, OSI Pharmaceuticals, Inc., Genentech, Inc., and Abgenix, Inc., among others. Novartis, Pfizer and others have in clinical development for advanced kidney cancer small molecules targeting VEGF receptor tyrosine kinases and other enzymes. In addition, potential competition may come from agents that target Epidermal Growth Factor, or EGF, receptors and Vascular Endothelial Growth Factor, or VEGF, receptors. These agents include antibodies and small molecules. In particular, OSI Pharmaceuticals with Tarceva™ and AstraZeneca with IRESSA™ are developing small molecule inhibitors of the EGF receptor tyrosine kinase. IRESSA™ has been approved in the United States. Companies working on developing antibody approaches include ImClone Systems, Inc. with Erbitux and Abgenix with antibodies targeting EGF receptors. Erbitux has been approved in the United States. Genentech has Avastin™, an antibody targeting VEGF, which has received approvals in the United States and the European Union. We believe several companies have small molecule compounds in clinical development that target MEK, an enzyme that is also involved in the RAS signaling pathway. Pfizer has recently announced that its anti-angiogenic kinase inhibitor, SU11248, has proven effective in treating Gleevec resistant gastrointestinal stromal tumors, or GIST, and it is expected to file for FDA approval. SU11248 is also being tested in clinical trials to treat other tumor types, including kidney cancer. It is possible that SU11248 will receive FDA marketing approval for treatment of GIST before sorafenib receives FDA marketing approval in any indication. After its approval for treatment of GIST, medical practitioners may use SU11248 off-label to treat other tumor types, including kidney cancer, even if the compound has not yet received marketing approval for use in these other indications. This potential off-label use of SU11248 may affect the sales of sorafenib if and when sorafenib receives marketing approval. In addition, many other pharmaceutical companies are developing novel cancer therapies that, if successful, would also provide competition for or be used in combination with sorafenib. We believe that other companies have inhibitors of kinases in preclinical or clinical development that could be potential competitors.

Certain of these product candidates have recently been approved by the FDA. These and product candidates of other competitors now in clinical trials will compete directly with sorafenib. Many of our competitors, either alone or together with collaborators, have substantially greater financial resources and research and development staffs. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in:

- developing products;
- undertaking preclinical testing and human clinical trials;
- obtaining FDA and other regulatory approvals of products; and
- manufacturing and marketing products.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing product candidates before we do. If we commence commercial product sales, we will compete against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. Further, we face numerous competitors working on product candidates to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, our product candidates, if approved, will compete with existing therapies that have long histories of safe and effective use. We may also face competition from other drug development technologies and methods of preventing or reducing the incidence of disease and other classes of therapeutic agents.

Developments by competitors may render our product candidates obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborations with pharmaceutical and biotechnology companies for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with collaborative parties, may succeed with technologies or products that are more effective than ours.

We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding other cancer therapies continue to accelerate. If sorafenib receives regulatory approval but cannot compete effectively in the marketplace, our business will suffer.

We are subject to extensive government regulation, which can be costly, time consuming and subject us to unanticipated delays.

Drug candidates under development are subject to extensive and rigorous domestic and foreign regulation. We have not received regulatory approval in the United States or any foreign market for sorafenib or any other product candidate.

We expect to rely on Bayer to manage communications with regulatory agencies, including filing new drug applications and generally directing the regulatory approval process for sorafenib. We and Bayer may not obtain necessary approvals from the FDA or other regulatory authorities. If we fail to obtain required governmental approvals, we will experience delays in or be precluded from marketing sorafenib. Even if sorafenib is approved, the FDA or other regulatory authorities may approve only limited label information for the product. The label information describes the indications and methods of use for which the product is authorized, and if overly restrictive may limit our and Bayer's ability to successfully market any approved product. If we have disagreements as to ownership of clinical trial results or regulatory approvals, and the FDA refuses to recognize us as holding, or having access to, the regulatory approvals necessary to commercialize our product candidates, we may experience delays in or be precluded from marketing products.

The regulatory review and approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Additional or more rigorous governmental regulations may be promulgated that could delay regulatory approval of sorafenib. Delays in obtaining regulatory approvals may:

- adversely affect the successful commercialization of sorafenib;
- impose costly procedures on us;
- diminish any competitive advantages that we may attain; and
- adversely affect our receipt of revenues or royalties.

In addition, problems or failures with the products of others, before or after regulatory approval, including our competitors, could have an adverse effect on our ability to obtain or maintain regulatory approval for sorafenib.

We may not be able to protect our intellectual property or operate our business without infringing upon the intellectual property rights of others.

We can protect our technology from unauthorized use by others only to the extent that our technology is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, we depend in part on our ability to:

- obtain patents;
- license technology rights from others;
- protect trade secrets;
- operate without infringing upon the proprietary rights of others; and
- prevent others from infringing on our proprietary rights.

In the case of sorafenib, the global patent applications related to this product candidate are held by Bayer, but licensed to us in conjunction with our collaboration agreement with Bayer. At present, it is anticipated that, if issued, the United States patent related to sorafenib will expire in 2022, subject to possible patent-term extension, the entitlement to which and the term of which cannot presently be calculated. Patent applications for sorafenib are also pending throughout the world. As of December 31, 2004, we owned or had licensed rights to 51 United States patents and 34 United States patent applications and, generally, foreign counterparts of these filings. Most of these patents or patent applications cover protein targets used to identify product candidates during the research phase of our collaborative agreements with Warner-Lambert or Bayer, or aspects of our now discontinued virus program. Additionally, we have corresponding patents or patent applications pending or granted in certain foreign jurisdictions.

Our existing patent rights may not have a deterrent effect on competitors who are conducting or desire to commence competitive research programs with respect to the biological targets or fields of inquiry that we are pursuing. Although third parties may challenge our rights to, or the scope or validity of our patents, to date, we have not received any communications from third parties challenging our patents or patent applications covering our product candidates.

The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Our patents, or patents that we license from others, may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Competitors may challenge or circumvent our patents or patent applications. Courts may find our patents invalid. Due to the extensive time required for development, testing and regulatory review of our potential products, our patents may expire or remain in existence for only a short period following commercialization, which would reduce or eliminate any advantage the patents may give us.

We may not have been the first to make the inventions covered by each of our issued or pending patent applications, or we may not have been the first to file patent applications for these inventions. Competitors may have independently developed technologies similar to ours. We may need to license the right to use third-party patents and intellectual property to develop and market our product candidates. We may not acquire required licenses on acceptable terms, if at all. If we do not obtain these required licenses, we may need to design around other parties' patents, or we may not be able to proceed with the development, manufacture or, if approved, sale of our product candidates. We may face litigation to defend against claims of infringement, assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others' proprietary rights. In addition, we may require interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions relating to our patent applications. These activities, and especially patent litigation, are costly.

Bayer may have rights to publish data and information in which we have rights. In addition, we sometimes engage individuals, entities or consultants to conduct research that may be relevant to our business. The ability of these individuals, entities or consultants to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. The nature of the limitations depends on various factors, including the type of research being conducted, the ownership of the data and information and the nature of the individual, entity or consultant. In most cases, these individuals, entities or consultants are, at the least, precluded from publicly disclosing our confidential information and are only allowed to disclose other data or information generated during the course of the research after we have been afforded an opportunity to consider whether patent and/or other proprietary protection should be sought. If we do not apply for patent protection prior to publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information will be harmed.

We face product liability risks and may not be able to obtain adequate insurance.

The use of sorafenib in clinical trials, and the sale of any approved products, exposes us to liability claims. Although we are not aware of any historical or anticipated product liability claims against us, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of sorafenib.

We believe that we have obtained reasonably adequate product liability insurance coverage for our clinical trials. We intend to expand our insurance coverage to include the commercial sale of sorafenib if marketing approval is obtained. However, the cost of insurance coverage is rising. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise should one of our product candidates receive marketing approval. Regardless of merit or eventual outcome, product liability claims may result in:

- decreased demand for a product;
- injury to our reputation;
- withdrawal of clinical trial volunteers; and
- loss of revenues.

Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

Our stock price is volatile.

The market price of our common stock has been volatile and is likely to continue to be volatile. For example, during the period beginning January 1, 2002 and ending December 31, 2004, the closing sales price for one share of our common stock reached a high of $58.75 and a low of $3.59. Factors affecting our stock price include:

- interim or final results of, or speculation about, clinical trials from sorafenib;
- changes in the regulatory approval requirements;
- ability to accrue patients into clinical trials;
- success or failure in, or speculation about, obtaining regulatory approval by us or our competitors;
- public concern as to the safety and efficacy of our product candidates;
- developments in our relationship with Bayer;
- developments in patent or other proprietary rights;
- additions or departures of key personnel;
- announcements by us or our competitors of technological innovations or new commercial therapeutic products;
- published reports by securities analysts;
- statements of governmental officials; and
- changes in healthcare reimbursement policies.

Existing stockholders have significant influence over us.

Our executive officers, directors and five-percent stockholders own, in the aggregate, approximately 34 percent of our outstanding common stock. As a result, these stockholders will be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change in control of our company and will make some transactions difficult or impossible to accomplish without the support of these stockholders.

Bayer, a collaborative party, has the right to have its nominee elected to our board of directors as long as we continue to collaborate on the development of a compound. Because of these rights and ownership and voting arrangements, our officers, directors and principal stockholders may be able to effectively control the election of all members of the board of directors and to determine all corporate actions.

We are at risk of securities class action litigation due to our expected stock price volatility.

In the past, stockholders have often brought securities class action litigation against a company following a decline in the market price of its securities. This risk is especially acute for us, because biotechnology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. Following our recent announcement in October 2004 of Phase II clinical trial data in patients with advanced kidney cancer, our stock price declined significantly. Our closing stock price on the last trading day before the announcement was $40.81, and our closing stock price on the day of the announcement was $27.34. We may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs, could divert management's attention and resources, and could seriously harm our business, financial condition and results of operations.

Provisions in Delaware law, our charter and executive change of control agreements we have entered into may prevent or delay a change of control.

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than ten percent of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15 percent or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired 15 percent or more of the corporation's stock unless:

- the board of directors approved the transaction where the stockholder acquired 15 percent or more of the corporation's stock;
- after the transaction in which the stockholder acquired 15 percent or more of the corporation's stock, the stockholder owned at least 85 percent of the corporation's outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or
- on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

As such, these laws could prohibit or delay mergers or a change of control of us and may discourage attempts by other companies to acquire us.

Our certificate of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

- our board is classified into three classes of directors as nearly equal in size as possible with staggered three-year terms;
- the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;
- all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;
- special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the board or ten percent or more of the stockholders entitled to vote at the meeting; and
- no cumulative voting.

These provisions may have the effect of delaying or preventing a change of control, even at stock prices higher than the then current stock price.

We have entered into change of control severance agreements with each of our executive officers. These agreements provide for the payment of severance benefits and the acceleration of stock option vesting if the executive officer's employment is terminated within 13 months of a change of control of Onyx. These change of control severance agreements may have the effect of preventing a change of control.

PART II.

Item 5. *Market for Registrant's Common Stock and Related Stockholder Matters*

Our common stock is traded on the Nasdaq National Market (NASDAQ) under the symbol "ONXX." We commenced trading on NASDAQ on May 9, 1996. The following table presents the high and low closing sales prices per share of our common stock reported on NASDAQ.

	Common Stock			
	2004		2003	
	High	Low	High	Low
First Quarter	$41.53	$28.75	$ 8.60	$ 4.65
Second Quarter	58.75	37.80	14.13	7.27
Third Quarter	43.16	30.60	23.92	12.01
Fourth Quarter	44.65	26.72	29.67	22.13

On March 8, 2005, the last reported sales price of our common stock on NASDAQ was $26.17 per share.

Holders

There were approximately 243 holders of record of our common stock as of March 8, 2005.

Dividends

Onyx has not paid cash dividends on its common stock and does not plan to pay any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 31, 2004

Plan Category (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	Column a	Column b	Column c
Equity compensation plans approved by security holders	2,296,442	$17.99	1,333,355(2)

(1) We have no equity compensation plans not approved by security holders.

(2) Of these securities, 51,162 shares remain available for purchase under our Employee Stock Purchase Plan.

Recent Sales of Unregistered Securities

On March 25, 2004, Onyx issued an aggregate of 37,037 shares of its common stock to Playback and Co. pursuant to the exercise of a warrant dated May 7, 2002. The warrant had an exercise price of $9.59 per share, and Playback and Co. paid $355,185 for the shares of common stock. The issuance of the shares pursuant to the warrant was exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) promulgated thereunder as a transaction not involving any public offering.

On May 10, 2004, Onyx issued an aggregate of 152,307 shares of its common stock to Domain Partners V L.P. and DP V Associates, L.P. pursuant to the cashless exercise of two warrants, each dated May 7, 2002. The warrants were exercisable for a total of 185,184 shares of common stock, and each warrant had an exercise price of $9.59 per share. In connection with the exercise, the number of shares issuable pursuant to the warrants was reduced by 32,877 shares pursuant to the operation of the cashless exercise provisions in the warrants. The issuances of the shares pursuant to these warrants were exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) promulgated thereunder as a transaction not involving any public offering.

On July 19, 2004, Onyx issued an aggregate of 28,129 shares of its common stock to Quogue Capital, LLC pursuant to the cashless exercise of a warrant dated May 7, 2002. The warrant was exercisable for a total of 37,037 shares of common stock and had and exercise price of $9.59 per share. In connection with the exercise, the number of shares issuable pursuant to the warrant was reduced by 8,908 shares pursuant to the operation of the cashless exercise provisions in the warrant. The issuance of the shares pursuant to this warrant were exempt from registration under the Securities Act of 1933 in reliance of Section 4(2) promulgated thereunder as a transaction not involving any public offering.

On October 26, 2004, Onyx issued an aggregate of 197,226 shares of its common stock to Convertarb.com L.P. pursuant to the cashless exercise of four warrants, each dated May 7, 2002. The warrants were exercisable for a total of 259,250 shares of common stock, and each warrant had an exercise price of $9.59 per share. In connection with the exercise, the number of shares issuable pursuant to the warrants was reduced by 62,020 shares pursuant to the operation of the cashless exercise provisions in the warrants. The issuances of the shares pursuant to these warrants were exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) promulgated thereunder as a transaction not involving any public offering.

On October 27, 2004, Onyx issued an aggregate of 139,136 shares of its common stock to Perceptive Life Sciences Master Fund, Ltd. pursuant to the cashless exercise of a warrant dated May 7, 2002. The warrant was exercisable for a total of 185,185 shares of common stock and had an exercise price of $9.59 per share. In connection with the exercise, the number of shares issuable pursuant to the warrant was reduced by 46,049 shares pursuant to the operation of the cashless exercise provisions in the warrant. The issuance of the shares pursuant to this warrant was exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) promulgated thereunder as a transaction not involving any public offering.

Item 6. ***Selected Financial Data***

Onyx Pharmaceuticals, Inc.

This section presents our selected historical financial data. You should read carefully the financial statements and the notes thereto included in this report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Statement of Operations data for the years ended December 31, 2004, 2003 and 2002 and the Balance Sheet data as of December 31, 2004 and 2003 have been derived from our audited financial statements included elsewhere in this report. The Statement of Operations data for the years ended December 31, 2001 and 2000 and the Balance Sheet data as of December 31, 2002, 2001 and 2000 have been derived from our audited financial statements that are not included in this report. Historical results are not necessarily indicative of future results. See the Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per share.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Statement of Operations Data:					
Total revenue	$ 500	$ —	$ 2,715	$ 15,846	$ 24,180
Operating expenses:					
Research and development	35,846	32,059	43,604	39,530	26,483
Marketing	5,418	1,388	—	—	—
General and administrative	8,898	6,551	6,192	7,049	7,904
Restructuring	258	5,530	—	812	—
Loss from operations	(50,420)	(45,528)	(47,081)	(31,545)	(10,207)
Interest and other income and expense, net	3,164	559	1,294	3,973	2,728
Net loss	$(46,756)	$(44,969)	$(45,787)	$(27,572)	$ (7,479)
Basic and diluted net loss per share	$ (1.36)	$ (1.73)	$ (2.23)	$ (1.50)	$ (0.50)
Shares used in computing basic and diluted net loss per share	34,342	25,953	20,535	18,385	14,896

	December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents, and marketable securities	$ 209,624	$ 105,400	$ 39,833	$ 58,466	$ 81,994
Total assets	215,546	109,138	46,241	65,782	88,597
Working capital	197,873	92,826	28,727	48,669	74,209
Advance from collaboration partner	20,000	20,000	5,000	—	—
Accumulated deficit	(250,636)	(203,880)	(158,911)	(113,124)	(85,552)
Total stockholders' equity	179,988	73,519	28,784	55,085	76,896

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. We use words such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "predict," "potential," "believe," "should" and similar expressions to identify forward-looking statements. These statements appearing throughout our 10-K are statements regarding our intent, belief, or current expectations, primarily regarding our operations. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those set forth under "Business" and "Additional Business Risks," as well as those discussed elsewhere in this Annual Report on Form 10-K.

Overview

During 2004, Onyx had several important achievements, including a number of clinical developments for sorafenib (formerly known as BAY 43-9006) that we achieved with our collaborators at Bayer Pharmaceuticals Corporation. In the course of the year, we activated approximately 100 sites internationally in our pivotal Phase III kidney cancer trial. This trial is well underway, and we completed the patient enrollment phase of the study in March 2005. Also during 2004, we and Bayer selected two additional indications, metastatic melanoma and advanced liver cancer, for which we announced that we planned to begin Phase III clinical trials in the first half of 2005. Subsequently, in March 2005, the two companies began the liver cancer study. With Bayer, we reported final top-line Phase II results for 202 kidney cancer patients who participated in the randomized discontinuation trial. We and Bayer also reported final Phase II trial results for 137 liver cancer patients. In periodic updates throughout the year, we also reported on the combinability of sorafenib with eight different chemotherapies.

Also in 2004, our collaborator, Warner-Lambert Company, now a subsidiary of Pfizer Inc, initiated a Phase I clinical trial administering PD 332991, a small molecule cell cycle inhibitor resulting from our collaboration that targets a cyclin-dependent kinase, or CDK. In accordance with our collaboration agreement, we received a $500,000 milestone payment from Pfizer in October 2004.

In February 2004, we sold 4,637,000 shares of our common stock at $33.75 per share in an underwritten public offering pursuant to an effective registration statement previously filed with the Securities and Exchange Commission. Also in February 2004, the underwriters for the offering exercised their over-allotment option and purchased an additional 48,693 shares of our common stock to cover over-allotments at a price of $33.75 per share. We received aggregate net cash proceeds of approximately $148.3 million from this public offering.

We have not been profitable since inception and expect to incur substantial and increasing losses for the foreseeable future, due to expenses associated with the continuing development and commercialization of sorafenib. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. As of December 31, 2004, our accumulated deficit was approximately $250.6 million.

Our business is subject to significant risks, including the risks inherent in our development efforts, the results of the sorafenib clinical trials, our dependence on collaborative parties, uncertainties associated with obtaining and enforcing patents, the lengthy and expensive regulatory approval process and competition from other products. For a discussion of these and some of the other risks and uncertainties affecting our business, see "Additional Business Risks." We currently have no products that have received marketing approval, and we have generated no revenues from the sale of products. We do not expect to generate revenues, if any, from the sale of proposed products until at least 2006 and expect that all of our revenues, if any, before 2006 will be generated from collaboration agreements.

Critical Accounting Policies and the Use of Estimates

The accompanying discussion and analysis of our financial condition and results of operations are based upon our financial statements and the related disclosures, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts in our financial statements and accompanying notes. These estimates form the basis for making judgments about the carrying values of assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Significant estimates used in 2004 included assumptions used in the determination of stock-based compensation related to stock options granted to non-employees. Actual results could differ materially from these estimates.

We believe the following policies to be the most critical to an understanding of our financial condition and results of operations, because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Stock based compensation: The preparation of the financial statement footnotes requires us to estimate the fair value of stock options granted to employees. While fair value may be readily determinable for awards of stock, market quotes are not available for long-term, nontransferable stock options because these instruments are not traded. We currently use the Black-Scholes option-pricing model to estimate the fair value of employee stock options. However, the Black-Scholes model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including but not limited to stock price volatility. Because our stock options have characteristics significantly different from those of traded options and changes to the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of our employee stock options. We are currently evaluating our option valuation methodologies and assumptions in light of evolving accounting standards related to employee stock options.

Research and Development Expense: In accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 2, "Accounting for Research and Development Costs," research and development costs are charged to expense when incurred. The major components of research and development costs include clinical manufacturing costs, clinical trial expenses, consulting and other third-party costs, salaries and employee benefits, supplies and materials and allocations of various overhead and occupancy costs. Not all research and development costs are incurred by us. A significant portion of our research and development expenses, approximately 93 percent in 2004, relates to our cost sharing arrangement with Bayer and represents our share of the research and development costs incurred by Bayer. Such amounts are recorded based on invoices and other information we receive from Bayer. When such invoices have not been received, we must estimate the amounts owed to Bayer based on discussions with Bayer. In addition, research and development costs incurred by us and reimbursed by Bayer are recorded as a reduction to research and development expense.

Results of Operations

Years Ended December 31, 2004, 2003 and 2002

Total Revenue. Total revenue was $500,000 in 2004, zero in 2003 and $2.7 million in 2002. Total revenue in both 2004 and 2002 included amounts received for collaboration revenue from Warner-Lambert, now a subsidiary of Pfizer. In 2004, we received a $500,000 milestone payment from Warner-Lambert when they initiated Phase I clinical testing advancing a lead candidate from our previous cell cycle kinase discovery collaboration. Our 2003 revenue was zero. Revenue of $2.7 million in 2002 reflected research funding for the therapeutic virus collaboration that concluded in 2002. Currently, we do not expect to record any revenue in 2005.

Research and Development Expenses. Research and development expenses were $35.8 million in 2004, a net increase of $3.8 million, or 12 percent, from 2003. In 2004, the increase in research and development expense was primarily driven by a $14.0 million increase in Onyx's share of codevelopment costs for the sorafenib program, which expanded into the Phase III kidney cancer trial in the fourth quarter of 2003. In addition, sorafenib development costs reflect multiple ongoing Phase II clinical trials in breast, non-small cell lung and other cancers and several Phase Ib clinical trials in combination with standard chemotherapies. This increase was partially offset by a decrease of $10.2 million of expenses from the therapeutic virus program, which was terminated in 2003. Research and development expenses were $32.1 million in 2003, a net decrease of $11.5 million, or 26 percent, from 2002. The decrease in 2003 was primarily the result of the discontinuation of our therapeutic virus program, which decreased our research and development expenses by $19.1 million from 2002 levels. Partially offsetting this decrease in 2003 was an increase of $7.5 million related to Onyx's share of the codevelopment costs with Bayer for sorafenib. It is anticipated that research and development expenses will continue to increase in future periods as we continue with our clinical trials of sorafenib and as we add additional Phase III clinical trials of sorafenib.

The major components of research and development costs include clinical manufacturing costs, clinical trial expenses, consulting and other third-party costs, salaries and employee benefits, supplies and materials and allocations of various overhead and occupancy costs. The scope and magnitude of future research and development expenses are difficult to predict at this time given the number of studies that will need to be conducted for any of our potential product candidates. In general, biopharmaceutical development involves a series of steps beginning with identification of a potential target and includes proof of concept in animals and Phase I, II and III clinical studies in humans, each of which is typically more expensive than the previous step.

The following table summarizes our principal product development initiatives, including the related stages of development for each product in development and the research and development expenses recognized in connection with each product. The information in the column labeled "Phase of Development - Estimated Completion" is only our estimate of the timing of completion of the current in-process development phases based on current information. The actual timing of completion of those phases could differ materially from the estimates provided in the table. We cannot reasonably estimate the timing of completion of each clinical phase of our development programs due to the risks and uncertainties associated with developing pharmaceutical product candidates. The clinical development portion of these programs may span as many as seven to ten years, and estimation of completion dates or costs to complete would be highly speculative and subjective due to the numerous risks and uncertainties associated with developing biopharmaceutical products, including significant and changing government regulation, the uncertainty of future preclinical and clinical study results and uncertainties associated with process development and manufacturing as well as marketing. For a discussion of the risks and uncertainties associated with the timing and cost of completing a product development phase, see the "Additional Business Risks" section of this report.

Product	Description	Collaborator	Phase of Development - Estimated Completion	Research and Development Expenses for the year ended December 31,		
				2004	2003	2002
				(In millions)		
Sorafenib (1)	Small Molecule Inhibitor of tumor cell proliferation and angiogenesis, targeting RAF Kinase, VEGFR-2 and PDGFR-ß	Bayer	Phase I - 2004 Phase II - Unknown Phase III - Unknown	$33.4	$19.4	$11.8
Therapeutic Virus Programs (2)	Programs discontinued during the second quarter of 2003. See Note 2 to our Financial Statements	—	—	2.4	12.7	31.8
			Total Research and Development Expenses	$35.8	$32.1	$43.6

(1) Aggregate research and development costs-to-date through December 31, 2004 incurred by Onyx since fiscal year 2000 for the sorafenib project is $72.7 million.

(2) Costs in 2004 were comprised of

a. stock-based compensation;

b. consulting fees for consultants retained in connection with the orderly wind-down of the virus programs and preservation of related assets for potential future divestiture or commercialization;

c. sponsored research at the University of California, San Francisco related to the preservation of the programs' assets, and

d. outside services related to stability testing and storage of virus product related to the programs.

Marketing Expenses. Marketing expenses consist primarily of salaries and employee benefits, consulting and other third-party costs, and allocations for overhead and occupancy costs. We reclassified $1.4 million from research and development expenses to marketing expenses for fiscal year 2003 to conform to the current period presentation. Marketing expenses were $5.4 million in 2004, a net increase of $4.0 million, from 2003. The increase was due to third-party costs and employee-related expenses as Onyx and Bayer establish a commercial infrastructure and engage in precommercial marketing activities. It is anticipated that marketing expenses will increase in future periods as we develop our marketing capabilities in order for us to copromote sorafenib with Bayer in the United States should sorafenib receive U.S. Food and Drug Administration, or FDA, approval. Marketing expenses were $1.4 million in 2003 as compared to zero for 2002. Marketing expenses in 2003 consisted entirely of Onyx's 50 percent share of precommercial marketing expenses incurred by Bayer for sorafenib.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries, employee benefits, and corporate functional expenses. General and administrative expenses were $8.9 million in 2004, a net increase of $2.3 million, or 36 percent, from 2003. The increase was primarily related to $700,000 of consulting expenses for information systems, increased overhead and occupancy expenses of $800,000 allocated to general and administrative expenses, and $400,000 of costs related to satisfying the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal controls over financial reporting. General and administrative expenses were $6.6 million in 2003, an increase of $359,000, or 6 percent, from 2002. The increase was primarily due to an increase in corporate development consulting expenses and stock-based compensation expense related to consultant stock option grants. The increase to stock-based compensation expense was caused in part by the increase in our stock price in 2003 compared with 2002. We anticipate that general and administrative expenses may continue to increase moderately to support our growing infrastructure needs.

Restructuring. Prior to June 2003, in addition to our small molecule program, we were developing therapeutic viruses that selectively replicate in cells with cancer-causing genetic mutations. In June 2003, we announced that we were discontinuing this program as part of a business realignment that placed an increased priority on the development of sorafenib. During 2003, we recorded aggregate charges of $5.5 million associated with the restructuring. These charges consist of $1.6 million related to employee severance benefits and $2.5 million related to the early termination of a process development and manufacturing agreement with XOMA (US) LLC. In addition, we incurred aggregate charges of $1.4 million related to the discontinued use of a portion of our leased facilities and the disposal of certain property and equipment. We reclassified $350,000 from property and equipment to other current assets for equipment held-for-sale at December 31, 2003. Had this equipment not been reclassified to other current assets, we would have recorded an additional $27,000 of depreciation expense in 2003.

In 2004, we recorded an additional restructuring charge of $258,000 due to a change in estimate related to the discontinued use and inability to sublet a portion of our leased facility in Richmond, California. We expect that the remaining accrued restructuring costs of $195,000 at December 31, 2004 will be fully paid by the second quarter of 2005 when the remaining lease obligation on the facility is due. There were no restructuring expenses in fiscal year 2002.

Interest Income and (Expense), Net. We had net interest income of $3.2 million in 2004, an increase of $2.3 million from 2003, primarily due to higher average cash and investment balances resulting from our February 2004 sale of equity securities from which we received approximately $148.3 million in net cash proceeds. We had net interest income of $834,000 in 2003, a decrease of $325,000 from 2002, primarily due to lower average interest rates. Interest expense was immaterial for the periods presented.

Other Expense — Related Party. In November 2001, we sold and licensed to Syrrx, Inc. assets from our small molecules discovery program, including drug targets, related reagents and assays, compound libraries and certain intellectual property rights in exchange for preferred stock valued at $750,000. The entire amount was recorded as "Other income-related party" on the date of sale. The value of the preferred stock was initially determined based on similar sales of Syrrx preferred stock to unrelated third parties for cash. In 2002, due to a further round of financing completed by Syrrx, we recorded $100,000 as "Other expense-related party" to recognize a permanent impairment in the carrying value of the investment. In 2003, based on a further round of financing completed by Syrrx in April 2003, we recorded an additional impairment charge of $275,000 as "Other expense-related party" to reduce the carrying value of the investment. We consider the reduction in value of the Syrrx investment to be other than temporary. We did not record any write-downs in 2004. At the time of the transactions mentioned above, a member of the board of directors of Onyx was a director and officer of Syrrx. This board member is no longer an officer of Syrrx.

Other Income. In 2002, we licensed assets from our small molecules discovery program to a third party for $235,000. This amount was recorded as "Other income." No similar items were recorded in fiscal years 2004 and 2003.

Income Taxes

Since our inception, we have incurred operating losses and accordingly have not recorded a provision for income taxes for any of the periods presented and since inception. As of December 31, 2004, our net operating loss carryforwards for federal income tax purposes were approximately $235.9 million and for state income tax purposes were approximately $106.2 million. We also had federal research and development tax credit carryforwards of approximately $5.6 million. Realization of these deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the net operating loss and credit carryforwards will expire at various dates beginning in 2005. Utilization of net operating losses and credits may be subject to substantial annual limitations due to ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of our net operating loss and credit carryforwards before they can be used. Please read Note 11 of the Notes to the Financial Statements included in Item 8 of this Form 10-K for further information.

Related Party Transactions

We had a loan with a former employee of which approximately $275,000 was outstanding at December 31, 2003. This loan bore interest at 5.98% per annum; however, we had forgiven $82,000 of interest over the term of the loan through August 2004. This loan was repaid in August 2004 in accordance with the terms of the loan agreement.

In September 2004, we announced that Warner-Lambert initiated Phase I clinical trials advancing PD 332991, a lead candidate from our previous cell cycle kinase discovery collaboration. As a result, we received a $500,000 milestone payment in October 2004, which we recorded as contract revenue from a related party.

In November 2001, we sold and licensed to Syrrx assets from our small molecules discovery program in exchange for Syrrx preferred stock valued at $750,000. We could also receive royalties on pharmaceutical products resulting from these assets. At the time of the transaction mentioned above, a member of the board of directors of Onyx was a director and officer of Syrrx. This board member is no longer an officer of Syrrx.

In May 2002, we issued and sold 2,972,925 shares of common stock in a private placement to a current shareholder and several new investors, at a price of $6.75 per share, for gross proceeds of $20.0 million. We also issued warrants to purchase 743,229 shares of common stock at an exercise price of $9.59 per share. A member of our board of directors is a managing member of Domain Associates, L.L.C., one of the participants in the private placement.

Liquidity and Capital Resources

Since our inception, our cash expenditures have substantially exceeded our revenues, and we have relied primarily on the proceeds from the sale of equity securities to fund our operations.

At December 31, 2004, we had cash, cash equivalents, and marketable securities of $209.6 million, compared to $105.4 million at December 31, 2003 and $39.8 million at December 31, 2002. The increase in cash, cash equivalents, and marketable securities in 2004 of $104.2 million was attributable to our public offering completed in February 2004, which raised aggregate net cash proceeds of $148.3 million, as well as $4.0 million received from the exercise of stock options and warrants and $595,000 received from the sale of fixed assets of laboratory equipment associated with our restructuring in 2003. These sources of cash were partially offset by net cash used in operating activities of $46.9 million and capital expenditures of $1.6 million primarily related to the move of our office facility from Richmond to Emeryville.

The increase in cash, cash equivalents and marketable securities of $65.6 million in 2003 was attributable to our public offering completed in July and August 2003, which raised aggregate net cash proceeds of $73.7 million; the private placement financing that we completed in February 2003, which raised net cash proceeds of $9.9 million; $4.6 million received from the exercise of stock options and the employee stock purchase plan; and $302,000 received from the sale of equipment. In addition, we received a $15.0 million creditable milestone-based payment from Bayer in December 2003 upon initiation of a Phase III clinical trial of sorafenib. This payment will be repayable to Bayer from a portion of any of Onyx's future profits and royalties. If Onyx does not receive any profits or royalties on any products, Onyx will not have to repay Bayer any creditable milestone-based payments. These sources of cash were partially offset by cash used in operations of $37.8 million and capital expenditures of $157,000.

Our cash used in operations was $46.9 million in 2004, $37.8 million in 2003 and $42.2 million in 2002. In 2004, the cash was used primarily for cofunding the clinical development program with Bayer for sorafenib. In 2003, the cash was used primarily for cofunding clinical development costs with Bayer for sorafenib and to fund development expenses including manufacturing and clinical trial costs for ONYX-015. Expenditures for capital equipment amounted to $1.6 million in 2004, $157,000 in 2003 and $742,000 in 2002. Capital expenditures in 2004 were primarily for upgrades to our information technology equipment and leasehold improvements and furniture related to our move in December 2004 into our new corporate headquarters. We currently expect to make expenditures for capital equipment and leasehold improvements of up to $1.0 million in 2005.

We believe that our existing capital resources and interest thereon, together with approximately $148.3 million in net proceeds from our public offering closed in February 2004, will be sufficient to fund our current and planned operations through mid-2007. However, if we change our development plans, we may need additional funds sooner than we expect. In addition, we anticipate that our codevelopment costs for the sorafenib program will increase over the next several years as the Phase III clinical trial program advances. While these costs are unknown at the current time, we may need to raise additional capital to continue the cofunding of the program in future periods beyond mid-2007. We intend to seek this additional funding through collaborations, public and private equity or debt financings, capital lease transactions or other available financing sources. Additional financing may not be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through collaborations with others that are on unfavorable terms or that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop on our own.

Our contractual obligations for the next five years and thereafter are as follows:

Contractual Obligations(1)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	Payments Due by Period (In thousands)				
Operating leases, net of sublease income	$3,018	$639	$1,109	$1,164	$106

(1) This table does not include any payments under research and development collaborations, as the amount and timing of such payments are not known. This table also does not include the obligation to repay the $20 million creditable milestone-based payments that we received from Bayer, because the repayment of these amounts is contingent upon Onyx generating profits or royalties on any products. Whether Onyx will ever generate any profits or royalties is not known at this time.

In 2004, we entered into a new operating lease for 23,000 square feet of office space in Emeryville, California, which serves as our new corporate headquarters. The lease expires on February 28, 2010. When we moved into this new facility in December 2004, we vacated our 50,000 square foot facility in Richmond, California. The lease for this facility expires in April 2005, and we have no plans to renew this lease. We also have a lease for 9,000 square feet of space in a secondary facility in Richmond, California. In December 2001, we determined that we no longer required the secondary facility because of a reduction in force. In September 2002, the Company entered into a sublease agreement for this space through September 2010.

Recently Issued Accounting Standard

In December 2004, the FASB issued SFAS 123(R), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", or SFAS 123. SFAS 123(R) supersedes Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options and employee stock purchase plans to be recognized in the income statement based on fair values of such instruments. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We would be required to implement the standard no later than the quarter that begins July 1, 2005. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Although we have not determined whether the adoption of SFAS 123(R) will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123(R) and expect the adoption to have a significant adverse impact on our consolidated statements of operations and net loss per share.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while at the same time maximize the income we receive from our investments without significantly increasing risk. Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. This means that a change in prevailing interest rates may cause the principal amount of the investments to fluctuate. By policy, we minimize risk by placing our investments with high quality debt security issuers, limit the amount of credit exposure to any one issuer, limit duration by restricting the term, and hold investments to maturity except under rare circumstances. We maintain our portfolio of cash equivalents and marketable securities in a variety of securities, including commercial paper, money market funds, and investment grade government and non-government debt securities. Through our money manager, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. If market interest rates were to increase by 100 basis points, or 1%, as of December 31, 2004, the fair value of our portfolio would decline by approximately $579,000.

The table below presents the amounts and related weighted interest rates of our cash equivalents and marketable securities at December 31:

	2004			2003		
	Maturity	Fair Value ($ in millions)	Average Interest Rate	Maturity	Fair Value ($ in millions)	Average Interest Rate
Cash equivalents, fixed rate	0 – 2 months	$ 74.2	2.09%	0 – 3 months	$55.2	1.04%
Marketable securities, fixed rate ...	0 – 16 months	$135.4	2.18%	0 – 19 months	$50.1	1.49%

We did not hold any derivative instruments as of December 31, 2004, and we have not held derivative instruments in the past. However, our investment policy does allow us to use derivative financial instruments for the purposes of hedging foreign currency denominated obligations. Our cash flows are denominated in U.S. dollars.

Item 8. *Financial Statements and Supplementary Data*

Our Financial Statements and notes thereto appear on pages 42 to 60 of this Annual Report on Form 10-K.

Item 9. *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Inherent Limitations on Effectiveness of Controls: Internal control over financial reporting may not prevent or detect all errors and all fraud. Also, projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Evaluation of Disclosure Controls and Procedures: The Company's chief executive officer and principal financial officer reviewed and evaluated the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company's chief executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004 to ensure the information required to be disclosed by the Company in this Annual Report on Form-K is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting: The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Under the supervision and with the participation of the Company's management, including the chief executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. The Company's management has concluded that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on these criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Changes in Internal Control over Financial Reporting: There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Onyx Pharmaceuticals, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Onyx Pharmaceuticals, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Onyx Pharmaceuticals, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Onyx Pharmaceuticals, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Onyx Pharmaceuticals, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Onyx Pharmaceuticals, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 14, 2005 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Palo Alto, California
March 14, 2005

PART III.

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item concerning our directors and executive officers is incorporated by reference from our 2005 Definitive Proxy Statement filed not later than 120 days following the close of the fiscal year.

Item 11. *Executive Compensation*

The information required under this item is hereby incorporated by reference from our 2005 Definitive Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required under this item is hereby incorporated by reference from our 2005 Definitive Proxy Statement.

Item 13. *Certain Relationships and Related Transactions*

The information required under this item is hereby incorporated by reference from our 2005 Definitive Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required under this item is hereby incorporated by reference from our 2005 Definitive Proxy Statement.

Consistent with Section 10A (i) (2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for listing the non-audit services approved by our Audit Committee to be performed by Ernst & Young LLP, our external auditor. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. The Audit Committee has approved Ernst & Young LLP for the following non-audit services: (1) preparation of federal and state income tax returns, and tax advice in preparing for and in connection with such filings; and (2) an audit of collaboration expenses incurred by Bayer.

PART IV.

Item 15. *Exhibits, Financial Statement Schedules*

(a) (1) Index to Financial Statements

The Financial Statements required by this item are submitted in a separate section beginning on page 42 of this Report.

Report of Independent Registered Public Accounting Firm
Balance Sheets
Statements of Operations
Statement of Stockholders' Equity
Statements of Cash Flows
Notes to Financial Statements

(2) Financial Statement Schedules

Financial statement schedules have been omitted because the information required to be set forth therein is not applicable.

(3) **Exhibits**

Exhibit Number	Description of Document
3.1(1)	Restated Certificate of Incorporation of the Company.
3.2(1)	Bylaws of the Company.
3.3(2)	Certificate of Amendment to Amended and Restated Certificate of Incorporation.
4.1(1)	Reference is made to Exhibits 3.1, 3.2 and 3.3.
4.2(1)	Specimen Stock Certificate.
4.4(1)	Amended and Restated Information and Registration Rights Agreement dated May 30, 1994 and as amended through May 16, 1995.
10.1(1)*	Collaboration Agreement between Bayer Corporation (formerly Miles, Inc.) and the Company dated April 22, 1994.
10.1(i)(1)*	Amendment to Collaboration Agreement between Bayer Corporation and the Company dated April 4, 1996.
10.2(1)*	Research, Development and Marketing Collaboration Agreement between Warner-Lambert Company and the Company, dated May 2, 1995.
10.2(i)(1)	Waiver of Certain Rights under the Research, Development and Marketing Agreement by Warner-Lambert Company dated as of March 28, 1996.
10.5(4)*	Technology Transfer Agreement dated April 24, 1992 between Chiron Corporation and the Company, as amended in the Chiron Onyx HPV Addendum dated December 2, 1992, in the Amendment dated February 1, 1994, in the Letter Agreement dated May 20, 1994 and in the Letter Agreement dated March 29, 1996.
10.6(1)	Scientific Advisory Board Consulting Agreement between Dr. Frank McCormick and the Company, as of March 29, 1996.
10.6(i)(1)	Letter Agreement for Consulting Services between Dr. Frank McCormick and the Company dated April 17, 1996.
10.9(1)+	Letter Agreement between Dr. Gregory Giotta and the Company dated May 26, 1995.
10.13(1)+	1996 Equity Incentive Plan.
10.14(1)+	1996 Non-Employee Directors' Stock Option Plan.
10.15(1)+	1996 Employee Stock Purchase Plan.
10.16(3)	Lease by and between Hall Properties, Inc. and the Company dated September 9, 1992, the First Amendment thereto dated April 21, 1993 and the Second Amendment thereto dated May 11, 1996.
10.17(1)+	Form of Indemnity Agreement to be signed by executive officers and directors of the Company.
10.19(5)	Letter Agreement between Dr. Allan Balmain and the Company dated August 26, 1996, as amended March 13, 1997.
10.20(6)*	Amended and restated Research, Development and Marketing Collaboration Agreement dated May 2, 1995 between the Company and Warner-Lambert Company.
10.21(6)*	Research, Development and Marketing Collaboration Agreement dated July 31, 1997 between the Company and Warner-Lambert Company.
10.23(6)*	Amendment to the Amended and Restated Research, Development and Marketing Collaboration Agreement, dated December 15, 1997, between the Company and Warner-Lambert Company.
10.24(7)*	Amendment to Collaboration Agreement between Bayer Corporation and the Company dated February 1, 1999.
10.25(8)	Scientific Advisory Board Consulting Agreement effective September 10, 1999 between Allan Balmain and the Company including the First Amendment to Deed of Trust and Second Amended and Restated Promissory Note.

Exhibit Number	Description of Document
10.26(9)*	Collaboration Agreement between the Company and Warner-Lambert Company dated October 13, 1999 and effective September 1, 1999.
10.27(9)	Stock Put and Purchase Agreement between the Company and Warner-Lambert Company dated October 13, 1999 and effective September 1, 1999.
10.28(9)	Stock Purchase Agreement between the Company and the investors dated January 18, 2000.
10.29(10)	Third Amendment to Lease by and between the Metcalf Family Living Trust Dated June 11, 1993 and the Company effective February 24, 2000.
10.31(6)*	Second Amendment to the Amended and Restated Research, Development and Marketing Agreement between Warner-Lambert and the Company dated May 2, 1995.
10.32(6)*	Second Amendment to Research, Development and Marketing Collaboration Agreement between Warner-Lambert and the Company dated July 31, 1997.
10.33(11)+	Employment Offer Letter between Leonard E. Post, Ph.D. and the Company dated July 28, 2000.
10.34(12)*	Process Development and Manufacturing Agreement between XOMA (US) LLC and Onyx Pharmaceuticals, Inc., dated January 29, 2001.
10.35(13)+	Form of Executive Change in Control Severance Benefits Agreement.
10.36(14)*	Amendment #1 to the Collaboration Agreement between the Company and Warner-Lambert dated August 6, 2001.
10.37(14)*	Amendment #3 to the Research, Development and Marketing Collaboration Agreement between the Company and Warner-Lambert dated August 6, 2001.
10.38(14)*	Amendment #3 to the Amended and Restated Research, Development and Marketing Collaboration Agreement between the Company and Warner-Lambert dated August 6, 2001.
10.39(15)	Stock and Warrant Purchase Agreement between the Company and the investors dated May 6, 2002.
10.40(16)*	Amendment No. 1 to the Process Development and Manufacturing Agreement between the Company and XOMA (US) LLC dated April 15, 2002.
10.41(17)*	Amendment to the Collaboration Agreement between the Company and Warner-Lambert Company dated September 16, 2002.
10.42(18)	Stock Purchase Agreement between the Company and the investors dated February 13, 2003.
10.43(19)	Sublease between the Company and Siebel Systems dated August 5, 2004.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney. Reference is made to the signature page.
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

---

* Confidential treatment has been received for portions of this document.

\+ Indicates management contract or compensatory plan or arrangement.

(1) Filed as an exhibit to Onyx's Registration Statement on Form SB-2 (No. 333-3176-LA).

(2) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(3) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

(4) Filed as an exhibit to Onyx's Annual Report on Form 10-K for the year ended December 31, 2001.

(5) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

(6) Filed as an exhibit to Onyx's Annual Report on Form 10-K for the year ended December 31, 2002.

(7) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

(8) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

(9) Filed as an exhibit to Onyx's Current Report on Form 8-K filed on March 1, 2000.

(10) Filed as an exhibit to Onyx's Annual Report on Form 10-K for the year ended December 31, 1999.

(11) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(12) Filed as an exhibit to Onyx's Current Report on Form 8-K filed on February 23, 2001.

(13) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(14) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(15) Filed as an exhibit to Onyx's Registration Statement on Form S-3 filed on June 5, 2002 (No. 333-89850).

(16) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(17) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(18) Filed as an exhibit to Onyx's Registration Statement on Form S-3 filed on March 25, 2003 (No. 333-104025).

(19) Filed as an exhibit to Onyx's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

SIGNATURES[1]

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, County of Alameda, State of California, on the 15th day of March, 2005.

ONYX PHARMACEUTICALS, INC.

BY: /s/ HOLLINGS C. RENTON

Hollings C. Renton
Chairman of the Board,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hollings C. Renton and Marilyn E. Wortzman or either of them, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connections therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates stated.

Signature	Title	Date
/s/ HOLLINGS C. RENTON Hollings C. Renton	Chairman of the Board, President and Chief Executive Officer (Principal Executive and Financial Officer)	March 15, 2005
/s/ MARILYN E. WORTZMAN Marilyn E. Wortzman	Vice President, Finance and Administration (Principal Accounting Officer)	March 15, 2005
/s/ PAUL GODDARD Paul Goddard	Director	March 15, 2005
/s/ ANTONIO GRILLO-LÓPEZ Antonio Grillo-López	Director	March 15, 2005
/s/ MAGNUS LUNDBERG Magnus Lundberg	Director	March 15, 2005
/s/ NICOLE VITULLO Nicole Vitullo	Director	March 15, 2005

Signature	Title	Date
/s/ WENDELL WIERENGA Wendell Wierenga	Director	March 15, 2005
/s/ THOMAS G. WIGGANS Thomas G. Wiggans	Director	March 15, 2005

(1) This Annual Report on Form 10-K, as amended, is comprised of (i) the Annual Report on Form 10-K signed by the directors and authorized officers of the Registrant on March 15, 2005 and filed with the SEC on March 16, 2005, and (ii) the amendments thereto reflected in the Amendment No. 1 to the Annual Report on Form 10-K/A signed by the directors and authorized officers of the Registrant on March 24, 2005 and filed with the SEC on March 24, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Onyx Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Onyx Pharmaceuticals, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Onyx Pharmaceuticals' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Pharmaceuticals, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Onyx Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Palo Alto, California
March 14, 2005

ONYX PHARMACEUTICALS, INC.

BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands, except share and per share amounts)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 74,243	$ 55,312
Marketable securities	135,381	50,088
Receivable from collaboration partner	1,029	584
Other current assets	2,778	2,461
Total current assets	213,431	108,445
Property and equipment, net	1,623	285
Other assets	492	408
	$ 215,546	$ 109,138
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,038	$ 299
Payable to collaboration partner	11,520	13,632
Accrued liabilities	1,895	494
Accrued compensation	910	722
Accrued restructuring	195	325
Accrued clinical trials and related expenses	—	147
Total current liabilities	15,558	15,619
Advance from collaboration partner	20,000	20,000
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 35,266,667 and 29,586,022 shares issued and outstanding as of December 31, 2004 and 2003, respectively	35	30
Additional paid-in capital	430,966	277,577
Receivable from stock option exercises	—	(235)
Accumulated other comprehensive (loss) income	(377)	27
Accumulated deficit	(250,636)	(203,880)
Total stockholders' equity	179,988	73,519
	$ 215,546	$ 109,138

See accompanying notes.

ONYX PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2004	2003	2002
	(In thousands, except per share amounts)		
Revenue:			
Contract revenue from related party	$ 500	$ —	$ 2,715
Total revenue	500	—	2,715
Operating expenses:			
Research and development	35,846	32,059	43,604
Marketing	5,418	1,388	—
General and administrative	8,898	6,551	6,192
Restructuring	258	5,530	—
Total operating expenses	50,420	45,528	49,796
Loss from operations	(49,920)	(45,528)	(47,081)
Interest income and (expense), net	3,164	834	1,159
Other expense — related party	—	(275)	(100)
Other income	—	—	235
Net loss	$(46,756)	$(44,969)	$(45,787)
Basic and diluted net loss per share	$ (1.36)	$ (1.73)	$ (2.23)
Shares used in computing basic and diluted net loss per share	34,342	25,953	20,535

See accompanying notes.

ONYX PHARMACEUTICALS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Receivable From Stock Option Exercises	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
	(In thousands, except share and per share amounts)						
Balances at December 31, 2001	18,529,929	$19	$168,092	$ —	$ 98	$(113,124)	$ 55,085
Exercise of stock options at prices ranging from $0.07 to $6.88 per share	81,044	—	52	—	—	—	52
Issuance of common stock in private placement, net of costs of $1,044 and warrants valued at $4,378	2,972,925	3	19,020	—	—	—	19,023
Stock-based compensation, related to non-employee stock option grants	—	—	326	—	—	—	326
Issuance of common stock pursuant to employee stock purchase plan	30,726	—	143	—	—	—	143
Comprehensive loss:							
Change in unrealized loss on investments	—	—	—	—	(58)	—	(58)
Net loss	—	—	—	—	—	(45,787)	(45,787)
Comprehensive loss	—	—	—	—	—	—	(45,845)
Balances at December 31, 2002	21,614,624	22	187,633	—	40	(158,911)	28,784
Exercise of stock options at prices ranging from $1.07 to $25.63 per share	656,308	1	4,679	(235)	—	—	4,445
Issuance of common stock in private placement, net of costs of $98	2,105,263	2	9,900	—	—	—	9,902
Issuance of common stock in connection with follow-on public offering, net of issuance costs of $5,826	5,179,000	5	73,719	—	—	—	73,724
Stock-based compensation, related to non-employee stock option grants	—	—	1,501	—	—	—	1,501
Issuance of common stock pursuant to employee stock purchase plan	30,827	—	145	—	—	—	145
Comprehensive loss:							
Change in unrealized loss on investments	—	—	—	—	(13)	—	(13)
Net loss	—	—	—	—	—	(44,969)	(44,969)
Comprehensive loss	—	—	—	—	—	—	(44,982)
Balances at December 31, 2003	29,586,022	30	277,577	(235)	27	(203,880)	73,519
Exercise of stock options at prices ranging from $1.07 to $38.08 per share	424,265	—	3,275	235	—	—	3,510
Issuance of common stock in connection with follow-on public offering, net of issuance costs of $9,837	4,685,693	5	148,301	—	—	—	148,306
Stock-based compensation, related to non-employee stock option grants	—	—	1,353	—	—	—	1,353
Issuance of common stock pursuant to employee stock purchase plan	16,852	—	105	—	—	—	105
Exercise of warrants	553,835	—	355	—	—	—	355
Comprehensive loss:							
Change in unrealized loss on investments	—	—	—	—	(404)	—	(404)
Net loss	—	—	—	—	—	(46,756)	(46,756)
Comprehensive loss	—	—	—	—	—	—	(47,160)
Balances at December 31, 2004	35,266,667	$35	$430,966	$ —	$(377)	$(250,636)	$179,988

See accompanying notes.

ONYX PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
Cash flows from operating activities			
Net loss	$ (46,756)	$(44,969)	$(45,787)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	194	1,124	1,849
Loss on impairment of investment	—	275	100
Noncash restructuring charges	280	2,341	—
Loss on sale of property and equipment	(18)	(9)	(79)
Forgiveness of notes receivable	11	16	16
Stock-based compensation to consultants	1,353	1,501	326
Changes in assets and liabilities:			
Receivable from collaboration partner	(445)	(584)	—
Other current assets	(1,139)	(345)	(468)
Other assets	(84)	32	52
Accounts payable	739	(437)	65
Accrued liabilities	991	(305)	(280)
Accrued clinical trials and related expenses	(2,259)	4,017	2,952
Accrued compensation	188	(438)	488
Deferred revenue		—	(1,465)
Net cash used in operating activities	(46,945)	(37,781)	(42,231)
Cash flows from investing activities			
Purchases of marketable securities	(201,304)	(61,568)	(35,382)
Maturities of marketable securities	115,607	40,286	25,403
Capital expenditures	(1,573)	(157)	(742)
Proceeds from sale of fixed assets	595	302	136
Proceeds from repayment of note receivable	275	—	44
Net cash used in investing activities	(86,400)	(21,137)	(10,541)
Cash flows from financing activities			
Advance from collaboration partner	—	15,000	5,000
Net proceeds from issuances of common stock	152,276	88,216	19,218
Net cash provided by financing activities	152,276	103,216	24,218
Net increase (decrease) in cash and cash equivalents	18,931	44,298	(28,554)
Cash and cash equivalents at beginning of year	55,312	11,014	39,568
Cash and cash equivalents at end of year	$ 74,243	$ 55,312	$ 11,014
Supplemental disclosure of noncash investing activities:			
Receivable from stock option exercises	$ —	$ 235	$ —

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 1. Summary of Significant Accounting Policies

The Company

Onyx Pharmaceuticals, Inc. ("Onyx" or "the Company") was incorporated on February 14, 1992 and commenced operations on April 24, 1992. Onyx is engaged in the discovery and development of novel cancer therapies. The Company has no therapeutic products currently available for sale and does not expect to have any therapeutic products commercially available for sale for a period of years, if at all. These factors indicate that the Company's ability to continue its research and development activities is dependent upon the ability of management to obtain additional financing as required.

Revenue Recognition

Revenue is recognized when the related costs are incurred and the four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the nature of the fee charged for products or services delivered and the collectibility of those fees.

Contract Revenue from Collaborations. Revenue from nonrefundable, up-front license or technology access payments under license and collaboration agreements that are not dependent on any future performance by the Company under the arrangements is recognized when such amounts are received. If the Company has continuing obligations to perform, such up-front fees are recognized over the period of continuing performance obligation.

Prior to 2003, the Company recognized contract revenue by providing research services on a best efforts basis to certain collaborative partners. The Company was reimbursed based on the costs associated with the number of full-time equivalent employees working on each specific contract. The Company recognized revenue under these arrangements as the related research and development costs were incurred, which was generally on a ratable basis over the contract term.

Creditable milestone-based payments that Onyx receives from the Company's collaboration with Bayer Pharmaceuticals Corporation ("Bayer") are not recorded as revenue. These amounts are interest-free and will be repayable to Bayer from a portion of any of Onyx's future profits and royalties and are shown in the caption "Advance from collaboration partner" on the Company's balance sheet.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts have been reclassified to conform to the current period presentation.

Research and Development

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 2, "Accounting for Research and Development Costs," research and development costs are charged to expense when incurred. Research and development consists of costs incurred for independent and collaborative research and development activities. The major components of research and development costs include clinical manufacturing costs, clinical trial expenses, consulting and other third-party costs, salaries and employee benefits, supplies and materials, and allocations of various overhead and occupancy costs. Not all research and development costs are incurred by Onyx. A significant portion of the Company's research and development expenses, approximately 93 percent in 2004, relates to the cost sharing arrangement with Bayer and represents Onyx's share of the research and development costs incurred by Bayer. Such amounts are recorded based on invoices and other information Onyx receives from Bayer. When such invoices have not been received, Onyx must estimate the amounts owed to Bayer based on discussions with Bayer. In addition, research and development costs incurred by Onyx and reimbursed by Bayer are recorded as a reduction to research and development expense. Research and development expenses under prior collaborative research and development agreements with Warner-Lambert Company, now a subsidiary of Pfizer, Inc. ("Warner-Lambert"), for ONYX-015 in 2002 approximated the revenue recognized under the collaboration agreements, exclusive of milestone payments and up-front license fees received.

The Company's business is subject to significant risks, including the risks inherent in Onyx's research and development efforts, the results of the sorafenib clinical trials, Onyx's dependence on collaborative parties, uncertainties associated with obtaining and enforcing patents, the lengthy and expensive regulatory approval process, and competition from other products. The Company does not expect to generate revenues from the sale of proposed products in the foreseeable future.

Cash Equivalents and Investments

The Company considers all highly liquid investments with a maturity from the date of purchase of three months or less to be cash equivalents. All other liquid investments are classified as marketable securities. These instruments consist primarily of corporate debt securities, corporate commercial paper, debt securities of U.S. government agencies and money market funds. Concentration of risk is limited by diversifying investments among a variety of industries and issuers.

Management determines the appropriate classification of securities at the time of purchase. At December 31, 2004 and 2003, all securities are designated as available-for-sale. Available-for-sale securities are carried at fair value based on quoted market prices, with any unrealized gains and losses reported in accumulated other comprehensive income. The amortized cost of securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income and (expense), net. The cost of securities sold or the amount reclassified out of accumulated other comprehensive income into earnings is based on the specific identification method. The estimated fair values have been determined by the Company using available market information. Realized gains and losses and declines in value judged to be other than temporary are included in the statements of operations. There were no realized gains or losses in each of the years ended December 31, 2004, 2003 and 2002. Interest and dividends on securities classified as available-for-sale are included in interest income and (expense), net.

Onyx is also subject to risks related to changes in the value of the Company's private equity investment in Syrrx, Inc. ("Syrrx"). Fluctuations in the market value of the Company's long-term investment may result in other-than-temporary impairment charges. The Company reports "other-than-temporary" declines in value in its statement of operations.

Property and Equipment

Property and equipment are stated on the basis of cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally two to five years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the related assets, generally approximately five years.

Other Long-Term Assets

For each of the years ended December 31, 2004 and 2003, other long-term assets included $375,000 in a long-term private equity investment. The Company holds a private equity investment related to the sale and license of certain assets to Syrrx in November 2001. This investment is accounted for using the cost method of accounting. The Company reviews the investment for other-than-temporary declines in fair value primarily based on analysis of Syrrx's quarterly financial statements and recent financing activities.

Impairment of Long-Lived Assets

Impairment of long-lived assets is performed when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Stock-Based Compensation

The Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") to account for employee stock options because the alternative fair value method of accounting prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant.

All stock option awards to non-employees are accounted for at the fair value of the consideration received or the fair value of the equity instrument issued, as calculated using the Black-Scholes model, in accordance with SFAS 123 and Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The option arrangements are subject to periodic remeasurement over their vesting terms. The Company recorded compensation expense related to option grants to non-employees of $1.4 million for the year ended December 31, 2004; $1.5 million for the year ended December 31, 2003 and $326,000 for the year ended December 31, 2002.

The pro forma information regarding net loss and loss per share prepared in accordance with SFAS 123, as amended, has been determined as if the Company had accounted for its employee stock options and employee stock purchase plan under the fair value method prescribed by SFAS 123. The fair value of options was estimated at the date of grant using the Black-Scholes option-valuation model with the following weighted-average assumptions:

	Year Ended December 31,		
	2004	2003	2002
Risk-free interest rate	2.92%	2.34%	2.90%
Expected life	3.7 years	3.0 years	2.9 years
Expected volatility	0.85	0.89	0.86
Expected dividends	None	None	None
Weighted average option fair value	$22.93	$3.48	$2.67

For purposes of pro forma disclosures pursuant to SFAS 123 as amended, the estimated fair value of employee stock options is amortized to expense over the options' vesting period. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Year Ended December 31,		
	2004	2003	2002
	(In thousands, except per share amounts)		
Net loss — as reported	$(46,756)	$(44,969)	$(45,787)
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effects	(6,071)	(1,277)	(1,747)
Pro forma net loss	$(52,827)	$(46,246)	$(47,534)
Loss per share:			
Basic and diluted net loss per share — as reported	$ (1.36)	$ (1.73)	$ (2.23)
Basic and diluted net loss per share — pro forma	$ (1.54)	$ (1.78)	$ (2.31)

No options were granted at other than fair value for the years ended December 31, 2004, 2003 and 2002.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options.

Net Loss Per Share

Basic and diluted net loss per share are presented in conformity with SFAS No. 128, "Earnings Per Share." Basic and diluted net loss per share have been computed using the weighted-average number of shares of common stock outstanding during each period. The following potentially dilutive outstanding securities were not considered in the computation of diluted net loss per share because such securities would be antidilutive:

	December 31,		
	2004	2003	2002
	(In thousands)		
Stock options	2,296	1,984	2,750
Stock warrants	40	743	743
	2,336	2,727	3,493

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive loss. Other comprehensive loss includes certain changes in stockholders' equity that are excluded from net loss. Other comprehensive loss for all periods presented is comprised of unrealized holding gains and losses on the Company's available-for-sale securities, which were reported separately in stockholders' equity.

Concentration of Credit Risk and Significant Research and Development Collaborators

Financial instruments that potentially subject Onyx to concentration of credit risk consist principally of cash equivalents and marketable securities. Onyx invests cash that is not required for immediate operating needs principally in money market funds and corporate securities.

Onyx's research and development collaborators are currently concentrated in the United States and Germany. Warner-Lambert accounted for 100 percent of revenue for the years ended December 31, 2004 and 2002.

Income Taxes

The Company uses the liability method to account for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Segment Reporting

The Company operates in only one segment — the discovery and development of novel cancer therapies.

Recently Issued Accounting Standard

In December 2004, the FASB issued SFAS No. 123(R), ("SFAS 123(R)"), a revision to SFAS No. 123 "Share-Based Payment." SFAS 123(R) supersedes APB No. 25 and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options and employee stock purchase plans to be recognized in the income statement based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company would be required to implement the standard no later than the quarter that begins July 1, 2005. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Although the Company has not determined whether the adoption of SFAS 123(R) will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company is evaluating the requirements under SFAS 123(R) and expects the adoption to have a significant adverse impact on the Company's consolidated statements of operations and net loss per share.

Note 2. Collaboration Agreements

Bayer Corporation

Effective February 1994, the Company established a research and development collaboration agreement with Bayer, to discover, develop, and market compounds that inhibit the function, or modulate the activity, of the RAS signaling pathway to treat cancer and other diseases. The Company and Bayer concluded collaborative research under this agreement in 1999, and based on this research, a product development candidate, sorafenib, was identified.

Bayer has paid all the costs of research and preclinical development of sorafenib until the Investigational New Drug application, or IND, was filed in May 2000. Under the agreement with Bayer, the Company is currently funding 50 percent of mutually agreed clinical development costs worldwide, excluding Japan. Bayer is funding 100 percent of development costs in Japan and will pay the Company a royalty on any product sales in Japan. The Company currently intends to copromote the product in the United States and, if the Company continues to cofund development and copromote in the United States, profits or losses, if any, will be shared equally in the United States. If Onyx continues to cofund but does not copromote in the United States, Bayer would first receive a portion of the product revenues to repay Bayer for its commercialization infrastructure, before determining the Company's share of profits and losses. As Onyx does not have the right to copromote sorafenib outside the United States, Bayer would also receive this preferential distribution in all other parts of the world, except Japan where Onyx would receive a royalty on any product sales.

The Company's agreement with Bayer calls for creditable milestone-based payments. These amounts are interest-free and will be repayable to Bayer from a portion of any of Onyx's future profits or royalties. The Company received $5.0 million in the third quarter of 2002 upon initiation of Phase II clinical studies and $15.0 million in the fourth quarter of 2003 based upon the initiation of a Phase III study. These payments are shown in the caption "Advance from collaboration partner" on the Company's balance sheet. In addition, Bayer will advance Onyx $10.0 million when a New Drug Application, or NDA, is filed and a further $10.0 million following the approval of sorafenib in any one of the following countries: United States, France, Germany, Italy, Spain or the United Kingdom. At any time during product development, either company may terminate its participation in cofunding of development costs, in which case the terminating party would retain rights to receive royalties based on any sales of the product. If Onyx does not continue to bear 50 percent of product development costs, Bayer would retain exclusive, worldwide rights to sorafenib and would pay royalties to Onyx based on net sales.

Onyx's share for funding the clinical development costs, which commenced in fiscal year 2000, was $33.4 million for 2004, $19.4 million for 2003 and $11.8 million for 2002.

Warner-Lambert Company

Cell Cycle Agreement

In May 1995, the Company entered into a research and development collaboration agreement with Warner-Lambert to discover and commercialize small molecule drugs that restore control of, or otherwise intervene in, the misregulated cell cycle in tumor cells. Under this agreement, the Company developed screening tests, or assays, for jointly selected targets and transferred these assays to Warner-Lambert for screening of their compound library to identify active compounds. The research term under the agreement ended in August 2001. Since that time, Warner-Lambert is now responsible for all subsequent medicinal chemistry and preclinical investigations on the active compounds. In addition, Warner-Lambert is obligated to conduct and fund all clinical development, make regulatory filings and manufacture for sale any approved collaboration compounds. The Company will receive milestone payments on clinical development and registration of any resulting products and will receive royalties on worldwide sales of the products. Warner-

Lambert identified PD 332991, a small molecule lead compound, that inhibits cyclin-dependent kinase 4 and began Phase I clinical trials with this drug candidate in September 2004. The initiation of clinical trials triggered a $500,000 milestone payment to the Company, which Onyx received from Warner-Lambert and recognized as revenue in October 2004.

ONYX-015 and Armed Therapeutic Virus™ Products

Effective September 1999, the Company entered into an agreement with Warner-Lambert for the purpose of developing and commercializing ONYX-015 and two armed therapeutic viruses. In August 2001, the Company and Warner-Lambert amended the collaboration agreement, and in September 2002, the Company terminated this agreement with Warner-Lambert and regained full rights to ONYX-015 and an armed virus product. In June 2003, the Company discontinued its therapeutic virus program, including the development of ONYX-015 (See Note 10).

The Company did not recognize any revenue under this agreement for the years ended December 31, 2004 and 2003. The Company recognized revenue of $2.7 million for the year ended December 31 2002. The fiscal 2002 amount includes $2.0 million for research funding and $722,000 related to the amortization of the $5.0 million up-front payment received in 1999. The up-front payment had been included in deferred revenue and was being recognized over the applicable research and development periods when the fees were earned, ranging from 24 to 40 months. With the termination of the agreement in September 2002, the remaining deferred balance of $200,000 was recognized as revenue. The Company did not record any expenses related to this program for the years ended December 31, 2004 and 2003, however, the Company recorded expenses of $2.4 million for the year ended December 31, 2002.

Note 3. Investments

Investments that are subject to concentration of credit risk are marketable securities. To mitigate this risk, the Company invests its excess cash balance in marketable debt securities, primarily United States government securities and corporate bonds and notes, with investment grade ratings. The Company limits the amount of investment exposure as to institution, maturity, and investment type. The weighted average maturity of the Company's marketable securities as of December 31, 2004 was 5 months. Proceeds from maturities and other sales of marketable securities for the years ended December 31, 2004, 2003 and 2002 were approximately $115.6 million, $40.3 million and $25.4 million, respectively. Realized gains (losses) on these sales were immaterial for each of the years ended December 31, 2004, 2003 and 2002.

Available-for-sale marketable securities consisted of the following at December 31:

	2004			
	Adjusted Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
	(In thousands)			
U.S. government investments:				
Maturing within 1 year	$ 41,416	$ 2	$ (44)	$ 41,374
Maturing between 1 and 2 years	10,005	—	(113)	9,892
Total government investments	51,421	2	(157)	51,266
Corporate debt investments:				
Maturing within 1 year	75,594	8	(154)	75,448
Maturing between 1 and 2 years	8,742	—	(75)	8,667
Total corporate investments	84,336	8	(229)	84,115
Total available-for-sale marketable securities	$135,757	$10	$(386)	$135,381

	2003			
	Adjusted Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
	(In thousands)			
U.S. government investments:				
Maturing within 1 year	$ 5,261	$—	$ (1)	$ 5,260
Maturing between 1 and 2 years	7,917	15	—	7,932
Total government investments	13,178	15	(1)	13,192
Corporate debt investments:				
Maturing within 1 year	27,993	5	(11)	27,987
Maturing between 1 and 2 years	8,890	20	(1)	8,909
Total corporate investments	36,883	25	(12)	36,896
Total available-for-sale marketable securities	$50,061	$40	$(13)	$50,088

The unrealized losses in 2004 on the Company's investments in United States government investments and corporate debt instruments were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Note 4. Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2004	2003
	(In thousands)	
Computers, machinery and equipment	$1,174	$ 826
Furniture and fixtures	410	463
Leasehold improvements	647	2,451
	2,231	3,740
Less accumulated depreciation and amortization	(608)	(3,455)
	$1,623	$ 285

Depreciation expense was $194,000, $924,000 and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In December 2004, the Company vacated its Richmond, California headquarters and relocated to Emeryville, California. The Company recorded an impairment charge of $40,000 related to leasehold improvements, equipment and furniture and fixtures that were abandoned as a result of the facility move.

In June 2003, the Company announced the discontinuation of the therapeutic virus program and the termination of all internal research activities. In the second half of 2003, the Company disposed of property and equipment that it no longer used and wrote-off property and equipment that had a net book value of $1.8 million. The Company recorded a net loss of $982,000 from the disposal of property and equipment, which is included in the caption "Restructuring" in the statement of operations for the year ended December 31, 2003. The Company sold property and equipment for $445,000 of which $156,000 remained as a receivable at December 31, 2003. In addition, at December 31, 2003, the Company reclassified $350,000 from property and equipment to other current assets for equipment that remained held-for-sale at December 31, 2003. In 2004, the Company received $595,000 from the sale of these fixed assets. There were no assets held for sale as of December 31, 2004.

Note 5. Long-Term Obligations

In December 2003, the Company received a $15.0 million development payment from Bayer under its collaboration agreement for the initiation of Phase III clinical trials of sorafenib. In August 2002, the Company received a $5.0 million development payment from Bayer for the initiation of Phase II clinical trials of sorafenib. Pursuant to its collaboration agreement, these amounts are repayable to Bayer from a portion of any of Onyx's future profits or royalties. These development payments contain no provision for interest. These amounts are included in the caption "Advance from collaboration partner" in the accompanying balance sheet as of December 31, 2004.

Note 6. Facility Leases

In 2004, the Company entered into a new operating lease for 23,000 square feet of office space in Emeryville, California, which serves as the Company's new corporate headquarters. The lease expires on February 28, 2010 with a renewal option at the end of the lease for an additional three years. When the Company moved into this new facility in December 2004, the Company vacated its 50,000 square foot facility in Richmond, California. The lease for this facility expires in April 2005 with an option to extend the lease for an additional five years; however, the Company has no plans to exercise this option.

The Company also has a lease for 9,000 square feet of space in a secondary facility in Richmond, California. The Company determined that it no longer required this facility due to a reduction in force in December 2001. The lease for this facility expires in September 2010 with renewal options at the end of the lease for two subsequent five-year terms. In September 2002, the Company entered into a sublease agreement for this space through September 2010.

Minimum annual rental commitments, net of sublease income, under all operating leases at December 31, 2004 are as follows (in thousands):

Year ending December 31:	
2005	$ 639
2006	548
2007	561
2008	575
2009	589
Thereafter	106
	$3,018

Rent expense, net of sublease income and restructuring, for the years ended December 31, 2004, 2003 and 2002 was approximately $343,000, $577,000 and $661,000, respectively.

Note 7. Related Party Transactions

The Company had a loan receivable from a former employee of which approximately $275,000 was outstanding at December 31, 2003. This loan bore interest at 5.98% per annum; however, the Company had forgiven $82,000 of interest over the term of the loan through August 31, 2004. This loan was repaid in full in August 2004 per the terms of the loan agreement.

In September 2004, the Company announced that Warner-Lambert initiated Phase I clinical trials advancing PD 332991, a lead candidate from the previous cell cycle kinase discovery collaboration. As a result, the Company received a $500,000 milestone payment in October 2004, which was recorded as contract revenue from a related party.

In November 2001, the Company sold and licensed to Syrrx assets from the Company's small molecules discovery program, including drug targets, related reagents and assays, compound libraries and certain intellectual property rights in exchange for Syrrx preferred stock valued at $750,000, which was recorded as "Other income" at the time of the transaction. The value of the preferred stock was determined based on sales of Syrrx preferred stock for cash at the time of the transaction. The Company could receive royalties on the sales of pharmaceutical products resulting from these assets. In December 2002, due to a further round of financing completed by Syrrx, the Company recorded $100,000 as "Other expense" to reduce the carrying value of its investment. Based on a further round of financing completed by Syrrx in April 2003, the Company recorded an additional charge of $275,000 as "Other expense" to record another impairment in the carrying value of the investment in Syrrx preferred stock that the Company determined was "other-than-temporary." At the time of the transactions mentioned above, a member of the board of directors of Onyx was a director and officer of Syrrx. This board member is no longer an officer of Syrrx. During 2004, the Company noted no additional "other-than-temporary" impairments.

Note 8. 401(k) Plan

The Company has a 401(k) Plan that covers substantially all of its employees. Under the 401(k) Plan, eligible employees may contribute up to 15 percent of their eligible compensation, subject to certain Internal Revenue Service restrictions. The Company does not match employee contributions in the 401(k) Plan.

Note 9. Stockholders' Equity

Stock Options and Employee Stock Purchase Plan

In March 1996, the Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 100,000 shares of common stock. At the Company's annual meetings of stockholders in subsequent years, the stockholders approved reserving an additional 225,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan is designed to allow eligible employees of the Company to purchase shares of common stock through periodic payroll deductions. The price of common stock purchased under the Purchase Plan will be equal to 85 percent of the lower of the fair market value of the common stock on the commencement date of each offering period or the specified purchase date. Purchases of shares made under the Purchase Plan were 16,852 in 2004, 30,827 in 2003 and 30,726 in 2002. Since inception, a total of 273,838 shares have been issued under the Purchase Plan.

In March 1996, the Board amended and restated the 1992 Incentive Stock Plan, renamed it as the 1996 Equity Incentive Plan (the "Incentive Plan") and reserved 1,725,000 shares of common stock for issuance under the Incentive Plan. At the Company's annual meetings of stockholders in subsequent years, stockholders approved reserving an additional 4,100,000 shares of common stock for issuance under the Incentive Plan. The Incentive Plan provides for grants to employees of either nonqualified or incentive options and provides for the grant to consultants of the Company of nonqualified options. The exercise price of options granted under the Incentive Plan is determined by the Board of Directors, but cannot be less than 100 percent of the fair market value of the common stock on the date of grant.

In March 1996, the Board adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") and reserved 175,000 shares for issuance to provide for the automatic grant of nonqualified options to purchase shares of common stock to non-employee directors of the Company. At the Company's annual meetings of stockholders in subsequent years, stockholders approved reserving an additional 250,000 shares of common stock for issuance under the Directors' Plan.

The following table summarizes option activity under all option plans:

	Shares Available for Grant	Outstanding Stock Options	
		Number of Shares	Weighted Average Exercise Price
Balances at December 31, 2001	527,524	2,512,728	$ 8.68
Shares authorized	400,000	—	—
Options granted	(815,802)	815,802	$ 4.95
Options exercised	—	(81,044)	$ 0.62
Options forfeited	497,535	(497,535)	$10.01
Balances at December 31, 2002	609,257	2,749,951	$ 7.57
Shares authorized	700,000	—	—
Options granted	(446,973)	446,973	$ 6.34
Options exercised	—	(656,308)	$ 7.13
Options forfeited	556,932	(556,932)	$ 6.83
Balances at December 31, 2003	1,419,216	1,983,684	$ 7.65
Shares authorized	600,000	—	—
Options granted	(802,925)	802,925	$38.27
Options exercised	—	(424,265)	$ 7.72
Options forfeited	65,902	(65,902)	$19.85
Balances at December 31, 2004	1,282,193	2,296,442	$17.99

The following table summarizes information about options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual life Remaining (In years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.82 - $ 4.78	244,024	7.5	$ 4.17	235,691	$ 4.17
$ 4.83 - $ 5.00	253,389	7.8	$ 4.97	253,389	$ 4.97
$ 5.02 - $ 6.46	271,600	6.3	$ 5.77	271,600	$ 5.77
$ 6.66 - $ 9.72	268,632	5.9	$ 7.92	268,632	$ 7.92
$ 9.94 - $11.70	273,426	5.8	$10.13	273,426	$10.13
$12.00 - $32.77	238,974	4.8	$15.68	228,974	$14.93
$32.80 - $36.13	88,500	9.8	$33.29	68,500	$33.29
$38.08	300,447	9.2	$38.08	300,447	$38.08
$38.33 - $41.69	319,500	9.5	$39.45	309,500	$39.47
$43.95 - $53.37	37,950	9.4	$48.45	37,950	$48.45
Total	2,296,442	7.3	$17.99	2,248,109	$17.75

At December 31, 2004, December 31, 2003 and December 31, 2002, there were no shares subject to repurchase. The Company has reserved common shares for future issuances under all stock option plans and the employee stock purchase plan as follows:

	December 31, 2004
Stock options available for issuance	1,282,193
Stock options outstanding	2,296,442
Employee stock purchase plan	51,162
Total	3,629,797

In December 2003, stock options were exercised that were not settled prior to December 31, 2003. The Company recorded a receivable of $235,000 related to these stock options. This is included in the caption "Receivable from stock option exercises" in the accompanying balance sheet as of December 31, 2003.

Preferred Stock

The Company's amended and restated certificate of incorporation provides that the Company's Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. As of December 31, 2004, the Company had 5,000,000 shares of preferred stock authorized at $0.001 par value, and no shares were issued or outstanding.

Warrants

As of December 31, 2004, there are outstanding warrants to purchase an aggregate of 39,540 shares of the Company's common stock. A total of 743,229 warrants were issued in connection with a private placement financing in May 2002. The exercise price of these warrants is $9.59 per share. The $4.4 million fair value of the warrants was estimated on the date of grant using the Black-Scholes option valuation model with the following assumptions: a weighted-average risk-free interest rate of 4.29%, a contractual life of seven years, a volatility of 0.94 and no dividend yield, and accounted for as a stock issuance cost. Any of the outstanding warrants may be exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised multiplied by the fair market value of the security receivable upon the exercise of the warrant, less the per share price, in lieu of payment of the exercise price per share. In 2004, the Company issued 553,835 shares of the Company's common stock upon the exercise of 703,689 warrants, on both a cash and net exercise basis. The Company received approximately $355,000 in net cash proceeds from the exercise of warrants in 2004. The Company has reserved 39,540 common shares for future issuance for these warrants, which will expire in May 2009, unless earlier exercised.

Note 10. Restructuring

In June 2003, the Company announced the discontinuation of its therapeutic virus program as part of a business realignment that placed an increased priority on the development of sorafenib, Onyx's lead product candidate that is being developed jointly with Bayer. During 2003, the Company recorded an aggregate charge of $5.5 million associated with the restructuring. These charges consist of $1.6 million related to employee severance benefits and $2.5 million related to the early termination of a process development and manufacturing agreement with XOMA US (LLC). In addition, the Company incurred aggregate charges of $1.4 million related to the discontinued use of a portion of its leased facilities and the disposal of certain property and equipment.

In 2004, the Company recorded an additional restructuring charge of $258,000 due to a change in estimate related to the discontinued use and inability to sublet a portion of the Company's leased facility in Richmond, California. For the year ended December 31, 2004, the accrual for restructuring, consisting of charges related to the discontinued use of the Company's leased facilities in Richmond and employee severance benefits, was $195,000. The remaining accrued restructuring costs are expected to be fully amortized by the second quarter of 2005.

For the year ended December 31, 2003, the accrual for restructuring, consisting of charges related to the discontinued use of a portion of the Company's leased facilities and employee severance benefits, was $325,000.

Note 11. Income Taxes

There is no provision for income taxes, because the Company has incurred operating losses since inception.

Significant components of the Company's deferred tax assets are as follows:

	December 31,	
	2004	2003
	(In thousands)	
Net operating loss carryforwards	$ 86,400	$ 62,400
Tax credit carryforwards	8,200	4,900
Capitalized research and development	6,900	6,100
Deferred revenue	8,000	8,000
Other	400	300
Total deferred tax assets	109,900	81,700
Valuation allowance	(109,900)	(81,700)
Net deferred tax assets	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $28.2 million, $17.9 million and $14.7 million in 2004, 2003 and 2002, respectively.

At December 31, 2004, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $235.9 million and $106.2 million, respectively, which expire beginning in 2005 if not utilized. At December 31, 2004, the Company has research and development credit carryforwards for federal income tax purposes of approximately $5.6 million, which expire beginning in 2008 if not utilized. At December 31, 2004, the Company has research and development credit carryforwards for state income tax purposes of approximately $3.8 million, which do not expire.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Note 12. Guarantees, Indemnifications and Contingencies

Guarantees and Indemnifications

The Company has entered into indemnity agreements with certain of its officers and directors, which provide for indemnification to the fullest extent authorized and permitted by Delaware law and the Company's Bylaws. The agreements also provide that the Company will indemnify, subject to certain limitations, the officer or director for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be a party because such person is or was a director, officer or other agent of the Company. The term of the indemnification is for so long as the officer or director is subject to any possible claim, or threatened, pending or completed action or proceeding, by reason of the fact that such officer or director was serving the Company as a director, officer or other agent. The rights conferred on the officer or director shall continue after such person has ceased to be an officer or director as provided in the indemnity agreement. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company has not recorded any amounts as liabilities as of December 31, 2004 as the value of the guarantee is not estimable.

Contingencies

From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that could have a material adverse affect on the financial position, results of operations or cash flows of the Company.

Note 13. Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly financial data of the Company. The Company's quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	2004 Quarter Ended			
	December 31	September 30	June 30	March 31
	(In thousands, except per share data)			
Total revenues	$ 500	$ —	$ —	$ —
Net loss	(14,205)	(11,264)	(13,106)	(8,181)
Basic and diluted net loss per share	(0.40)	(0.32)	(0.38)	(0.25)

	2003 Quarter Ended			
	December 31	September 30	June 30	March 31
	(In thousands, except per share data)			
Total revenues	$ —	$ —	$ —	$ —
Net loss	(11,796)	(11,079)	(11,406)	(10,688)
Basic and diluted net loss per share	(0.40)	(0.40)	(0.48)	(0.47)


Onyx
Pharmaceuticals
Changing the way cancer is treated™

2100 Powell Street
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 1, 2005

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Onyx Pharmaceuticals, Inc., a Delaware corporation (also referred to as "we," "us," and "Onyx"). The meeting will be held on Wednesday, June 1, 2005 at 10:00 a.m. local time at 2100 Powell Street, Emeryville, California 94608 for the following purposes:

1. To elect two directors to hold office until the 2008 Annual Meeting of Stockholders.
2. To approve the adoption of our 2005 Equity Incentive Plan.
3. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2005.
4. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is April 20, 2005. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Robert L. Jones
Secretary

Emeryville, California
April 21, 2005

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

Table of Contents

ONYX PHARMACEUTICALS, INC.

2100 Powell Street
Emeryville, CA 94608

PROXY STATEMENT
FOR THE 2005 ANNUAL MEETING OF STOCKHOLDERS
June 1, 2005

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote at the 2005 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We intend to mail this proxy statement and accompanying proxy card on or about April 29, 2005 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 20, 2005 will be entitled to vote at the annual meeting. On this record date, there were 35,277,092 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 20, 2005 your shares were registered directly in your name with our transfer agent, Wells Fargo Bank, N.A., then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 20, 2005 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of two directors;
- Approval of the adoption of our 2005 Equity Incentive Plan; and
- Ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2005.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy. Voting in person will revoke your proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 20, 2005.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of the two nominees for director; "For" approval of the adoption of our 2005 Equity Incentive Plan; and "For" ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2005. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to our Secretary at 2100 Powell Street, Emeryville, California 94608.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by January 2, 2006 to our Secretary at 2100 Powell Street, Emeryville, California 94608. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between March 3, 2006 and April 4, 2006. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- To be approved, Proposal No. 1, for the election of directors, the two nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2, approval of the adoption of our 2005 Equity Incentive Plan, must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal No. 3, ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2005, must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 35,277,092 outstanding and entitled to vote. Thus 17,638,547 must be represented by stockholders present at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2005.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Amended and Restated Certificate of Incorporation and our Bylaws provide that the Board of Directors shall be divided into three classes: Class I, Class II and Class III, with each class having a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) serves for the remainder of the full term of the class of directors to which he or she was elected and until that director's successor is elected and qualified. The Board of Directors typically schedules a board meeting on the day of the annual meeting of stockholders and it is our policy to invite nominees for directors to attend the Annual Meeting. All but one of the directors attended the 2004 Annual Meeting of Stockholders.

The Board of Directors is presently composed of seven members. There are two directors in Class III, each of whose term of office expires in 2005. Each of the nominees for election to Class III, Magnus Lundberg and Hollings C. Renton, is currently a member of our Board of Directors and was previously elected by stockholders. If elected at the Annual Meeting, each of the nominees would serve until the 2008 annual meeting and until his successor is elected and has qualified, or until that director's earlier death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. In the event that either of the nominees should be unavailable for election as a result of an unexpected occurrence, shares represented by executed proxies will be voted for the election of a substitute nominee as management may propose. Messrs. Lundberg and Renton have each agreed to serve, if elected, and management has no reason to believe that either will be unable to serve.

The following is a brief biography of each nominee for director.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2008 ANNUAL MEETING — CLASS III

Magnus Lundberg, age 49, has served as a Director since June 2000. Since April 2004, Mr. Lundberg has served as President and Chief Executive Officer of Pharmacia Diagnostics AB, a privately held diagnostic company, and formerly a division of Pfizer Inc, a pharmaceutical company. From March 1999 to April 2004, Mr. Lundberg served as President and Chief Executive Officer of Pharmacia Diagnostics AB, while it was a division of Pfizer. From September 1996 to March 1999, Mr. Lundberg served as President of both Chiron Therapeutics and Chiron Vaccines, each a division of Chiron Corporation, a biotechnology company. From 1981 to 1996, Mr. Lundberg held various management positions at Pharmacia AB, a pharmaceutical company. Mr. Lundberg holds an M.Sc. in Biology and Biochemistry from Abo Akademi in Turku, Finland.

Hollings C. Renton, age 58, has served as a Director since April 1992, as President and Chief Executive Officer since March 1993, and as Chairman of the Board since June 2000. Prior to joining us, Mr. Renton served as President and Chief Operating Officer of Chiron Corporation, a biotechnology company, from December 1991 following Chiron Corporation's acquisition of Cetus Corporation, a biopharmaceutical company. Prior to the acquisition, Mr. Renton served as President of Cetus Corporation from 1990 to 1991 and as Chief Operating Officer of Cetus Corporation from 1987 to 1990. Mr. Renton serves on the boards of directors of Cepheid Corporation and Rigel Pharmaceuticals, Inc. Mr. Renton holds a B.S. in Mathematics from Colorado State University and an M.B.A. from the University of Michigan.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2006 ANNUAL MEETING — CLASS I

Paul Goddard, Ph.D., age 55, has served as a Director since February 1997. Dr. Goddard is Chairman of the board of directors of A.P. Pharma, Inc., Chairman of the board of directors of XenoPort, Inc. and Chairman of the board of directors of ARYx Therapeutics, Inc. From August 1998 to March 2000, Dr. Goddard served as President and Chief Executive Officer of Elan Pharmaceuticals, Inc., a biotechnology company and a division of Elan plc. From 1991 to 1998, Dr. Goddard served as Chief Executive Officer and Chairman of the Board of Neurex Corporation, a biotechnology company, until Neurex Corporation was acquired by Elan Corporation plc. Dr. Goddard also serves on the boards of directors of Molecular Devices Corporation and Adolor Corporation. He completed his Ph.D. in the area of Etiology and Pathophysiology of colon cancer at St. Mary's Hospital, University of London.

Antonio J. Grillo-López, M.D., age 65, has served as a Director since September 2002. From November 1992 to January 2001, Dr. Grillo-López served as Chief Medical Officer of IDEC Pharmaceuticals Corporation and from January 2001 to November 2003 held the position of Chief Medical Officer Emeritus of IDEC Pharmaceuticals Corporation. Dr. Grillo-López serves on the boards of directors of Favrille, Inc. and Salmedix, Inc., and on the scientific advisory boards of Favrille, Inc., Conforma Therapeutics Corporation, Salmedix, Inc., Seattle Genetics, Inc., Attenuon LLC and Nereus Pharmaceuticals. Dr. Grillo-López holds a B.S. and an M.D. from the University of Puerto Rico.

Wendell D. Wierenga, Ph.D., age 57, has served as Director since December 1996. Since September 2003, Dr. Wierenga has served as Executive Vice President, Research and Development of Neurocine Biosciences, Inc., a biotechnology company. From September 2000 to August 2003, Dr. Wierenga served as the Chief Executive Officer of Syrrx, Inc., a biotechnology company. From February 1999 to August 2000, Dr. Wierenga served as Senior Vice President, Worldwide Pharmaceutical Sciences, Technologies and Development for the Parke-Davis Pharmaceutical Research division of Warner-Lambert Company, a subsidiary of Pfizer Inc, and from 1990 to 1999 as Senior Vice President of Research of Parke-Davis. Dr. Wierenga served as Vice President of Medtech Ventures of Warner-Lambert, an investment fund, from 1992 to 2000. Dr. Wierenga serves on the boards of directors of Ciphergen Biosystems, Inc. and XenoPort, Inc. Dr. Wierenga holds a B.A. from Hope College and a Ph.D. in chemistry from Stanford University.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2007 ANNUAL MEETING — CLASS II

Nicole Vitullo, age 47, has served as Director since February 1998. Ms. Vitullo is a Managing Member of Domain Associates, L.L.C., a private venture capital firm. Prior to joining Domain in 1999, Ms. Vitullo was Senior Vice President of Rothchild Asset Management from 1992 until 1999. Ms. Vitullo serves on the board of directors of Eunoe, Inc., a private medical device firm and Ruxton Pharmaceuticals, Inc., a private company focused on neurodegenerative diseases. Ms. Vitullo holds a B.A. in Mathematics and an M.B.A. from the University of Rochester.

Thomas G. Wiggans, age 53, has served as Director since March 2005. Since 1994, Mr. Wiggans has served as President, Chief Executive Officer and as a director of Connetics Corporation, a biotechnology company. From 1992 to 1994, Mr. Wiggans served as President and Chief Operating Officer of

CytoTherapeutics, a biotechnology company. From 1980 to 1992, Mr. Wiggans served in various positions at Ares-Serono Group, a pharmaceutical company, including President of its U.S. pharmaceutical operations and Managing Director of its U.K. pharmaceutical operations. From 1976 to 1980, he held various sales and marketing positions with Eli Lilly & Co., a pharmaceutical company. Mr. Wiggans is currently a director of Abgenix Corporation, the Biotechnology Industry Organization (BIO), and serves as a member of its Executive Committee and its Emerging Company Section. In addition, he is Chairman of the Biotechnology Institute, a non-profit educational organization. Mr. Wiggans holds a B.S. in Pharmacy from the University of Kansas and an M.B.A. from Southern Methodist University.

Independence of The Board of Directors

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of Nasdaq, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. Renton, our Chairman, President and Chief Executive Officer.

Information Regarding the Board of Directors and its Committees

In September 2004, the Board of Directors documented our governance practices by adopting Corporate Governance Guidelines to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the Board will follow with respect to board composition and selection, the role of the Board, director education, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines were adopted by the Board to, among other things, reflect changes to the Nasdaq listing standards and Securities and Exchange Commission rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Guidelines, as well as the charters for each committee of the Board, may be viewed at http://www.onyx-pharm.com/wt/page/corp_gov; however, information found on our website is not incorporated by reference into this report.

As required under applicable Nasdaq listing standards, in fiscal 2004 our independent directors met four times in regularly scheduled executive sessions at which only independent directors were present. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of: Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, California 94608. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Governance Committee.

The Board has three committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The following table provides membership and meeting information for fiscal year 2004 for each of the Board committees:

Name	Audit	Compensation	Nominating and Governance
Paul Goddard, Ph.D.		X*	X
Antonio Grillo-López, M.D.			
Magnus Lundberg	X		
Hollings C. Renton			
George A. Scangos, Ph.D.+	X	X	
Nicole Vitullo	X*	X	X
Wendell Wierenga, Ph.D.			X*
Total meetings in fiscal year 2004	7	3	1

* Committee Chairperson

\+ Dr. Scangos resigned from our Board, Compensation Committee and Audit Committee on March 8, 2005. Mr. Wiggans was appointed to our Board and Audit Committee on March 9, 2005.

Below is a description of each committee of the Board of Directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment in his or her service as a member of our Board and the committees on which he or she serves.

Audit Committee

The Audit Committee meets with our independent registered public accounting firm at least quarterly to review the financial results of the fiscal quarters and the annual audit and discuss the financial statements; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in our Annual Report on Form 10-K; evaluates the independent registered public accounting firm's performance; and receives and considers the independent registered public accounting firm's comments as to scope, adequacy and effectiveness of financial reporting controls. The Committee met seven times during the 2004 fiscal year. The Audit Committee has adopted a written Audit Committee Charter that has been approved by the Board of Directors. The charter is attached to these proxy materials as Annex A, and may also be viewed at http://www.onyx-pharm.com/wt/page/corp_gov.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of our Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has determined that Ms. Vitullo qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission, or SEC, rules. The Board made a qualitative assessment of Ms. Vitullo's level of knowledge and experience based on a number of factors, including her formal education and experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.

Compensation Committee

The Compensation Committee reviews and approves our overall compensation strategy and policies. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; recommends to the Board for approval the compensation and other terms of employment of our Chief Executive Officer; reviews and approves the compensation and other terms of employment of other senior management, including executive officers; and administers our stock option and purchase plans. Our Compensation Committee Charter can be found on our corporate website at http://www.onyx-pharm.com/wt/page/corp_gov. The Compensation Committee met three times during the fiscal year ended December 31, 2004. All members of our Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

Nominating and Governance Committee

The Nominating and Governance Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, recommending incumbent directors to the Board for reelection to the Board, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board and developing a set of corporate governance principles. Our Nominating and Governance Committee charter can be found on our corporate website at http://www.onyx-pharm.com/wt/page/corp_gov. The Nominating and Governance Committee met once during the fiscal year ended December 31, 2004. All members of the Nominating and Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

The Nominating and Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, having the highest personal integrity and ethics, possessing relevant expertise, having sufficient time, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. The Nominating and Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating and Governance Committee considers diversity, age, skills and any other factors as it deems appropriate given our current needs and the current needs of the Board, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Governance Committee reviews the directors' overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, the Nominating and Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the Nominating and Governance Committee has not rejected a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

The Nominating and Governance Committee will consider director candidates recommended by stockholders. The Nominating and Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating and Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating and Governance Committee at the following address: 2100 Powell Street, Emeryville, California 94608 at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last Annual Meeting of Stockholders. The deadline for recommending a director nominee for consideration by the Nominating and Governance Committee for the 2006 Annual Meeting of Stockholders is January 2, 2006. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Meetings of the Board of Directors

The Board of Directors met five times during the last fiscal year. All directors attended at least 75% of the aggregate of the meetings of the Board and of the committees on which they served, held during the period for which they were a director or committee member, respectively.

Stockholder Communications With The Board Of Directors

Historically, we have not adopted a formal process for stockholder communications with the Board. However, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the Board has been excellent. Our stockholders may direct communications to a particular director, or to the independent directors generally, in care of: Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, California 94608.

Code Of Ethics

We have adopted the Onyx Pharmaceuticals, Inc. Code of Conduct and Ethics that applies to all officers, directors and employees. The Code of Conduct and Ethics is available on our website at http://www.onyx-pharm.com/wt/page/corp_gov. If we make any substantive amendments to the Code of Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

PROPOSAL 2 — APPROVAL OF 2005 EQUITY INCENTIVE PLAN

Our Board of Directors adopted the Onyx Pharmaceuticals, Inc. 2005 Equity Incentive Plan (the "2005 Incentive Plan") in April 2005, subject to stockholder approval at the annual meeting. The 2005 Incentive Plan is intended as the successor to, and a continuation of, our 1996 Equity Incentive Plan (the "1996 Equity Plan") and our 1996 Non-Employee Directors' Stock Option Plan (the "1996 Directors' Plan").

The Board adopted the 2005 Incentive Plan as a single, comprehensive equity incentive program to replace the 1996 Equity Plan and the 1996 Directors' Plan. The approval of the 2005 Incentive Plan will allow us to utilize a broad array of equity incentives in order to secure and retain the services of our and our affiliates' employees, directors, and consultants, and to provide incentives for these persons to exert maximum efforts for our success.

As of March 31, 2005, options (net of canceled or expired options) covering an aggregate of 2,786,102 shares of common stock had been granted under the 1996 Equity Plan and approximately 493,193 shares of common stock (plus any shares that might in the future be returned to the 1996 Equity Plan as a result of the cancellation or expiration of options) remained available for future grants under the 1996 Equity Plan. As of March 31, 2005, options (net of canceled or expired options) covering an aggregate of 225,750 shares of common stock had been granted under the 1996 Directors' Plan and approximately 65,000 shares of common stock (plus any shares that might in the future be returned to the 1996 Directors' Plan as a result of the cancellation or expiration of options) remained available for future grants under the 1996 Directors' Plan.

During the last fiscal year, we granted options to purchase an aggregate of 625,000 shares of common stock under the 1996 Equity Plan and the 1996 Directors' Plan to current executive officers and directors at exercise prices ranging from $32.77 to $41.69 per share and granted to all our employees and consultants (excluding executive officers) as a group options to purchase 177,925 shares at exercise prices ranging from $27.29 to $53.37 per share.

Upon approval by the stockholders, all outstanding options under the 1996 Equity Plan and the 1996 Directors' Plan will become subject to the 2005 Incentive Plan and no further options will be granted under the 1996 Equity Plan and the 1996 Directors' Plan. Except as otherwise noted below, these outstanding options have substantially the same terms as will be in effect for future options granted under the 2005 Incentive Plan.

In this Proposal 2, you are requested to approve the adoption of the 2005 Incentive Plan. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to approve the adoption of the 2005 Incentive Plan. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.**

The terms and provisions of the 2005 Incentive Plan are summarized below. This summary, however, does not purport to be a complete description of the 2005 Incentive Plan. The 2005 Incentive Plan has been filed with the SEC as an attachment to this proxy statement and may be accessed from the SEC's website at www.sec.gov. The following summary is qualified in its entirety by reference to the complete text of the 2005 Incentive Plan. Any stockholder that wishes to obtain a copy of the actual plan document may do so by written request to: Corporate Secretary, Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, California 94608.

The following is a summary of the material features of the 2005 Incentive Plan.

General

The 2005 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity compensation (collectively, the "stock awards"). The 2005 Incentive Plan also provides the ability to grant performance stock awards and performance cash awards (together, the "performance awards") so that our Compensation Committee may use performance criteria in establishing specific targets to be attained as a condition to the grant, vesting, or exercise of one or more awards under the 2005 Incentive Plan to qualify the compensation attributable to those awards as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code (the "Code"), as explained in greater detail below.

The 2005 Incentive Plan provides for the grant of the same types of awards as the 1996 Equity Plan, but adds stock unit awards, performance awards, and other forms of equity compensation. The 1996 Directors' Plan provides exclusively for the automatic grant of nonstatutory stock options to new and continuing non-employee members of our Board. Incentive stock options granted under the 2005 Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the "Code." Nonstatutory stock options granted under the 2005 Incentive Plan are not intended to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of stock awards.

Purpose

Our Board adopted the 2005 Incentive Plan to provide a means to secure and retain the services of our and our affiliates' employees, directors, and consultants, to provide a means by which these eligible individuals may be given an opportunity to benefit from increases in the value of our common stock through the grant of stock awards, and thereby align the long-term compensation and interests of those individuals with our stockholders.

Administration

Our Board administers the 2005 Incentive Plan. Subject to the provisions of the 2005 Incentive Plan, the Board has the authority to construe and interpret the plan, to determine the persons to whom and the dates on which awards will be granted, the number of shares of common stock to be subject to each stock award, the time or times during the term of each stock award within which all or a portion of the award may be exercised, the exercise, purchase, or strike price of each stock award, the type of consideration permitted to exercise or purchase each stock award, and other terms of the stock awards.

Our Board has the authority to delegate some or all of the administration of the 2005 Incentive Plan (except the non-discretionary grant program) to a committee or committees composed of one or more members of the Board. In the discretion of the Board, a committee may consist solely of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act or solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. For this purpose, a "non-employee director" generally is a director who does not receive remuneration from us other than compensation for service as a director (except for amounts not in excess of specified limits applicable pursuant to Rule 16b-3 under the Exchange Act). An "outside director" generally is a director who is neither our current or former officer nor our current employee, does not receive any remuneration from us other than compensation for service as a director, and is not employed by and does not have ownership interests in an entity that receives remuneration from us (except within specified limits applicable under regulations issued pursuant to Section 162(m) of the Code). If administration is delegated to a committee, the committee has the authority to delegate certain administrative powers to a subcommittee of one or more members. As used herein with respect to the 2005 Incentive Plan, the "Board" refers to any committee the Board appoints or, if applicable, any subcommittee, as well as to the Board itself. In accordance with the provisions of the 2005 Incentive Plan, the Board has delegated administration of the 2005 Incentive Plan to the Compensation Committee.

ELIGIBILITY

Incentive stock options may be granted under the 2005 Incentive Plan only to our and our affiliates' employees (including officers). Our and our affiliates' Employees (including officers), non-employee Board members, and consultants are eligible to receive all other types of stock awards and performance awards under the 2005 Incentive Plan. However, participation in the non-discretionary grant program is limited to the six non-employee Directors (see "Non-Discretionary Grant Program" below).

No incentive stock option may be granted under the 2005 Incentive Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of our total combined voting power, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined on the date of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the 2005 Incentive Plan and any of our other equity plans) may not exceed $100,000.

No person may be granted options and/or stock appreciation rights under the 2005 Incentive Plan covering more than 1,000,000 shares of common stock during any calendar year. This limitation assures that any deductions to which we would otherwise be entitled either upon the exercise of stock options or stock appreciation rights granted under the 2005 Incentive Plan, or upon the subsequent sale of the shares acquired under those awards, will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m) of the Code.

No more than 10% of the total number of shares of common stock available for issuance under the 2005 Incentive Plan may be issued to newly-hired employees as stock purchase awards, stock bonus awards, or stock unit awards that vest over less than a three year period measured from the date of hire.

STOCK SUBJECT TO THE 2005 INCENTIVE PLAN

Subject to this Proposal, the maximum number of shares of common stock available for issuance under the 2005 Incentive Plan is 7,560,045. This share reserve consists of (a) the number of shares remaining available for issuance under the 1996 Equity Plan and the 1996 Directors' Plan, including shares subject to outstanding stock awards thereunder, plus (b) an additional 3,990,000 shares subject to approval of the stockholders at the annual meeting. In addition, the number of shares of common stock reserved for issuance under the 2005 Incentive Plan will be reduced by 1.3 shares for each share of common stock issued pursuant to a stock purchase award, stock bonus award, stock unit award, or stock appreciation right with respect to which the strike price is less than 100% of the fair market value of the stock on the date of grant.

If stock awards granted under the 2005 Incentive Plan expire or otherwise terminate without being exercised in full or are settled in cash, the shares of common stock not acquired pursuant to such awards again become available for subsequent issuance under the 2005 Incentive Plan. If stock awards granted under the 2005 Incentive Plan are not delivered to a participant because (a) the stock award is exercised through a reduction in the number of shares subject to the stock award, (b) the appreciation distribution upon exercise of a stock appreciation right is paid in shares of common stock, or (c) shares are withheld in satisfaction of applicable withholding taxes, the number of shares not delivered will not remain available for subsequent issuance under the plan. Finally, if the exercise price is satisfied by tendering shares of common stock held by a participant, the number of shares so tendered will not remain available for subsequent issuance under the plan.

TERMS OF OPTIONS

Options may be granted under the 2005 Incentive Plan pursuant to stock option agreements. The following is a description of the permissible terms of options under the 2005 Incentive Plan. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described below.

Exercise Price. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. The exercise price of nonstatutory options may not be less than 100% of the fair market value of the stock on the date of grant. Nonstatutory stock options under the 1996 Equity Plan may not be less than 85% of the fair market value of the stock on the date of grant. As of April 20, 2005, the closing price of our common stock as reported on the Nasdaq National Market was $31.06 per share.

Consideration. The exercise price of options granted under the 2005 Incentive Plan may, at the discretion of the Board, be paid in (a) cash or check, (b) pursuant to a broker-assisted cashless exercise, (c) by delivery of other shares of our common stock, (d) pursuant to a net exercise arrangement, or (e) in any other form of legal consideration acceptable to the Board.

Vesting. Options granted under the 2005 Incentive Plan may become exercisable in cumulative increments, or "vest," as determined by the Board. Vesting typically will occur during the optionholder's continued service with us or our affiliates, whether this service is performed in the capacity of an employee, director, or consultant (collectively, "service") and regardless of any change in the capacity of the service performed. Shares covered by different options granted under the 2005 Incentive Plan may be subject to different vesting terms. However, options granted under the 2005 Incentive Plan (except those granted to non-employee directors) may not vest at a rate more favorable to the optionholder than over a one year period measured from the date of grant (or the date of hire for newly-hired participants), except in the event of death, disability, a corporate transaction, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the time during which an option may vest or be exercised.

Term. The maximum term of options granted under the 2005 Incentive Plan is 10 years, except that in certain cases (see "Eligibility" above) the maximum term is five years.

Termination of Service. Options under the 2005 Incentive Plan generally terminate three (3) months after termination of a participant's service unless (a) termination is due to the participant's disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of termination; (b) the participant dies before the participant's service has terminated, or within three (3) months after termination of service, in which case the option may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months of the participant's death by the person or persons to whom the rights to such option have passed; or (c) the option by its terms specifically provides otherwise. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Restrictions on Transfer. A participant in the 2005 Incentive Plan may not transfer an option other than by will, by the laws of descent and distribution, or pursuant to a domestic relations order. During the lifetime of the participant, only the participant may exercise an incentive stock option. However, the Board may grant nonstatutory stock options that are transferable in certain limited instances. A participant may also designate a beneficiary who may exercise an option following the participant's death.

TERMS OF STOCK APPRECIATION RIGHTS

Stock appreciation rights may be granted under the 2005 Incentive Plan pursuant to stock appreciation rights agreements.

Exercise. Each stock appreciation right is denominated in shares of common stock equivalents. Upon exercise of a stock appreciation right, we will pay the participant an amount equal to the excess of (a) the aggregate fair market value on the date of exercise of a number of common stock equivalents with respect to which the participant is exercising the stock appreciation right, over (b) the strike price determined by the Board on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of our common stock, or any other form of consideration determined by the Board.

Strike Price. The strike price of stock appreciation rights granted as a stand-alone or tandem stock award may not be less than 100% of the fair market value of the common stock equivalents subject to the stock appreciation rights on the date of grant.

Vesting. Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by the Board. However, stock appreciation rights granted under the 2005 Incentive Plan (except those granted to non-employee directors) may not vest at a rate more favorable to the participant than over a one year period measured from the date of grant (or the date of hire for newly-hired participants), except in the event of death, disability, a corporate transaction, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the time during which a stock appreciation right may be exercised.

Term. The maximum term of stock appreciation rights granted under the 2005 Incentive Plan is 10 years.

Termination of Service. Upon termination of a participant's service, the participant generally may exercise any vested stock appreciation right for three (3) months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Terms of Stock Purchase Awards and Stock Bonus Awards

Stock purchase awards and stock bonus awards may be granted under the 2005 Incentive Plan pursuant to stock purchase award agreements and stock bonus award agreements, respectively.

Purchase Price. The purchase price for stock purchase awards must be at least the par value of our common stock.

Consideration. The purchase price for stock purchase awards may be payable in (a) cash or check, (b) past or future services rendered to us or our affiliate, or (c) in any other form of legal consideration acceptable to the Board. The Board may grant stock bonus awards in consideration for (a) past or future services rendered to us or an affiliate, or (b) any other form of legal consideration acceptable to the Board, without the payment of a purchase price.

Vesting. Shares of stock acquired under a stock purchase or stock bonus award are subject to a repurchase option in our favor or forfeiture to us in accordance with a vesting schedule as determined by the Board. However, stock purchase awards and stock bonus awards granted under the 2005 Incentive Plan (except those granted to non-employee directors) may not vest at a rate more favorable to the participant than over a three (3)-year period measured from the date of grant, except in the event of death, disability, a corporate transaction, or a change in control. In addition, a stock bonus award granted to a newly-hired employee as an inducement to become an employee may not vest at a rate more favorable to the participant than over a one (1)-year period measured from the date of hire, except in the event of death, disability, a corporate transaction, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the vesting of stock acquired pursuant to a stock purchase or stock bonus award.

Termination of Service. Upon termination of a participant's service, we may repurchase or otherwise reacquire any forfeited shares of stock that have not vested as of such termination under the terms of the applicable stock purchase award or stock bonus award agreement.

Restrictions on Transfer. Rights to acquire shares under a stock purchase or stock bonus award may be transferred only upon such terms and conditions as determined by the Board.

Terms of Stock Unit Awards

Stock unit awards may be granted under the 2005 Incentive Plan pursuant to stock unit award agreements.

Consideration. The purchase price for stock unit awards may be paid in any form of legal consideration acceptable to the Board.

Settlement of Awards. A stock unit award may be settled by the delivery of shares of our common stock, cash, or any combination as determined by the Board. At the time of grant, the Board may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the stock unit award after vesting.

Vesting. Stock unit awards vest at the rate specified in the stock unit award agreement as determined by the Board. However, stock unit awards granted under the 2005 Incentive Plan (except those granted to non-employee directors) may not vest at a rate more favorable to the participant than over a three (3)-year period measured from the date of grant, except in the event of death, disability, a corporate transaction, or a change in control. In addition, a stock unit award granted to a newly-hired employee as an inducement to become an employee may not vest at a rate more favorable to the participant than over a one (1)-year period measured from the date of hire, except in the event of death, disability, a corporate transaction, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the vesting of a stock unit award.

Dividend Equivalents. Dividend equivalent rights may be credited with respect to shares covered by a stock unit award. We do not anticipate paying cash dividends on our common stock for the foreseeable future.

Termination of Service. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant's termination of service.

Terms of Performance Awards

General. The 2005 Incentive Plan allows the Board to issue performance stock awards and performance cash awards that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Code, if the issuance of such stock or cash is approved by the Compensation Committee and the grant, vesting, or exercise of one or more stock awards and the delivery of such cash is tied solely to the attainment of certain performance goals during a designed performance period.

Performance Goals. To assure that the compensation attributable to one or more stock purchase or stock bonus awards, restricted stock units, or performance awards will qualify as performance-based compensation that will not be subject to the $1,000,000 limitation on the income tax deductibility of the compensation paid per covered executive officer imposed under Section 162(m) of the Code, the Compensation Committee has the authority to structure one or more of these awards so that stock or cash will be issued or paid pursuant to the award upon the achievement of certain pre-established performance goals. Such goals may be based on any one of, or a combination of, the following: (a) earnings per share; (b) earnings before interest, taxes and depreciation; (c) earnings before interest, taxes, depreciation and amortization (EBITDA); (d) net earnings; (e) return on equity; (f) return on assets, investment, or capital employed; (g) operating margin; (h) gross margin; (i) operating income; (j) net income (before or after taxes); (k) net operating income; (l) net operating income after tax; (m) pre- and after-tax income; (n) pre-tax profit; (o) operating cash flow; (p) sales or revenue targets; (q) increases in revenue or product revenue; (r) expenses and cost reduction goals; (s) improvement in or attainment of expense levels; (t) improvement in or attainment of working capital levels; (u) economic value added; (v) market share; (w) cash flow; (x) cash flow per share; (y) share price performance; (z) debt reduction; (aa) implementation or completion of projects or processes; (bb) customer satisfaction; (cc) total stockholder return; (dd) stockholders' equity; and (ee) other measures of performance selected by the Board.

Annual Limitation. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed 1,000,000 shares of common stock. The maximum benefit to be received by a participant in any calendar year attributable to performance cash awards may not exceed $2,000,000.

Terms of Other Stock Awards

General. The Board may grant other stock awards based in whole or in part by reference to the value of our common stock. Subject to the provisions of the 2005 Incentive Plan, the Board has the authority to determine the persons to whom and the dates on which such other equity awards will be granted, the number of shares of our common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards. Such awards may be granted either alone or in addition to other stock awards granted under the 2005 Incentive Plan.

Vesting. Other stock awards granted under the 2005 Incentive Plan (except those granted to non-employee directors) may not vest at a rate more favorable to the participant than over a three (3)-year period measured from the date of grant, except in the event of death, disability, a corporate transaction, or a change in control. However, an other stock award granted to a newly-hired employee as an inducement to become an employee may not vest at a rate more favorable to the participant than over a one (1)-year period measured from the date of hire, except in the event of death, disability, a corporate transaction, or a change in control. Subject to the foregoing limitations, the Board has the authority to accelerate the vesting of an other stock award.

NON-DISCRETIONARY GRANT PROGRAM

The 2005 Incentive Plan is intended to provide for the automatic grant of stock options to non-employee Board members under substantially the same terms and conditions as the 1996 Directors' Plan. If the stockholders approve the 2005 Incentive Plan, the non-discretionary grant program under the 2005 Incentive Plan will replace the 1996 Directors' Plan, and no further option grants will be made under the 1996 Directors' Plan. However, all outstanding option grants under the 1996 Directors' Plan will continue in effect in accordance with their existing terms and conditions. Pursuant to the non-discretionary grant program in effect under the proposed 2005 Incentive Plan, eligible non-employee Board members will receive a series of stock awards over their period of service on the Board. Those stock awards will be made as follows:

Initial Option Grant. Each new non-employee Board member will, at the time of his or her initial election or appointment to the Board, receive an option to purchase 20,000 shares of our common stock (the "initial option grant").

Annual Awards. On the anniversary date of the date when each non-employee Board member was elected or appointed to the Board (the "annual award date"), each non-employee Board member will be automatically granted a stock award (the "annual award") as follows:

Form of Annual Award. The annual award will be either in the form of a nonstatutory stock option grant or stock bonus award. In the calendar year prior to the grant of an annual award, the Board decides whether the annual award will be in the form of a nonstatutory stock option or stock bonus award. If the Board does not make such a determination by December 31st of the preceding calendar year, the annual awards to be granted in the subsequent calendar year will be granted in the form of a nonstatutory stock option. Annual awards granted in 2005 will be in the form of nonstatutory stock options. The 1996 Directors' Plan only provides for the automatic grant of nonstatutory stock options.

Annual Option Grant. If the annual award is in the form of a nonstatutory stock option (the "annual option grant"), each non-employee director serving on the Board on the annual award date will receive an option to purchase 10,000 shares of our common stock.

Annual Stock Bonus Award. If the annual award is in the form of a stock bonus award, the annual award will not be more favorable to each non-employee director than that number of unvested shares of our common stock determined as the quotient obtained by dividing (a) the "fair value" of an annual option grant at such time, as determined under generally accepted accounting principles and using the option pricing model employed for purposes of estimating the value of our compensatory stock options, by (b) the fair market value of our common stock on the date of grant. In addition, the Board has the authority to provide that the issuance of a stock bonus will be delivered in a stock unit award with shares to be delivered when shares would have otherwise vested under the annual stock bonus award.

Terms of Options

The exercise price of each option granted under the non-discretionary grant program is 100% of the fair market value of the common stock subject to the option on the date of grant. The maximum term of options granted under the non-discretionary grant program is ten years. The remaining terms and conditions of each option is set forth in an option agreement in the form adopted from time to time by the Board.

Terms of Stock Bonus Awards

Stock bonus awards are granted in consideration for past or future services rendered to us. The remaining terms and conditions of each stock bonus award is set forth in the stock bonus award agreement in the form adopted form time to time by the Board.

Corporate Transactions

In the event of (a) certain significant corporate transactions, or (b) the successful completion of a tender or exchange offer for securities possessing more than 50% of our total combined voting power, the vesting of stock awards granted under the non-discretionary grant program will automatically accelerate in full.

CHANGES TO CAPITAL STRUCTURE

In the event any change is made to the outstanding shares of our common stock without our receipt of consideration (whether through a stock split or other specified change in our capital structure), appropriate adjustments will be made to: (a) the maximum number and/or class of securities issuable under the 2005 Incentive Plan, (b) the maximum number and/or class of securities for which any one person may be granted stock awards per calendar year, (c) the number and/or class of securities for which stock awards are subsequently to be made under the non-discretionary grant program to new and continuing non-employee Board members, and (d) the number and/or class of securities and the price per share in effect under each outstanding stock award under the 2005 Incentive Plan.

CORPORATE TRANSACTIONS; CHANGES IN CONTROL

In the event of certain significant corporate transactions, all outstanding stock awards under the 2005 Incentive Plan may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such stock awards, then (a) with respect to any such stock awards that are held by individuals then performing services for us or our affiliates, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. Other stock awards such as stock purchase awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity (or its parent company) in the corporate transaction. If such repurchase or forfeiture rights are not assigned, then such stock awards will become fully vested.

The Board may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender that stock award in exchange for a payment equal to the excess of (a) the value of the property the individual would have received upon exercise of the stock award, over (b) the exercise price otherwise payable in connection with the stock award.

A significant corporate transaction will be deemed to occur in the event of (a) a sale or all or substantially all of our and our subsidiaries' consolidated assets, (b) the sale of at least 90% of our outstanding securities, (c) a merger or consolidation in which we are not the surviving corporation, or (d) a merger or consolidation in which we are the surviving corporation, but shares of our outstanding common stock are converted into other property by virtue of the corporate transaction.

The Board has the discretion to provide that a stock award under the 2005 Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (b) in the event a participant's service with us or a successor entity is terminated, actually or constructively, within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2005 Incentive Plan will not vest on such an accelerated basis unless specifically provided by the participant's applicable award agreement.

The acceleration of a stock award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control over us.

Duration, Termination and Amendment

The Board may suspend or terminate the 2005 Incentive Plan without stockholder approval or ratification at any time. Unless sooner terminated, the 2005 Incentive Plan will terminate on April 18, 2015.

The Board may amend or modify the 2005 Incentive Plan at any time, subject to any required stockholder approval. Stockholder approval will be required for any amendment that (a) materially increases the number of shares available for issuance under the 2005 Incentive Plan, (b) materially expands the class of individuals eligible to receive stock awards under the 2005 Incentive Plan, (c) materially increases the benefits accruing to the participants under the 2005 Incentive Plan or materially reduces the price at which shares of common stock may be issued or purchased under the 2005 Incentive Plan, (d) materially extends the term of the 2005 Incentive Plan, or (e) expands the types of awards available for issuance under the 2005 Incentive Plan.

The Board also may submit any other amendment to the 2005 Incentive Plan intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to our employees and us with respect to participation in the 2005 Incentive Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Incentive Stock Options. Incentive stock options granted under the 2005 Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the participant or us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition we will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Generally, we will be entitled, (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the year in which such ordinary income is recognized by the participant.

Stock Purchase Awards and Stock Bonus Awards. The tax principles applicable to stock purchase awards and stock bonus awards under the 2005 Incentive Plan will be substantially the same as those summarized above for the exercise of nonstatutory stock options.

Stock Unit Awards. No taxable income is recognized upon receipt of a stock unit award. The participant will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. The participant and we will be required to satisfy certain tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Potential Limitation on Our Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to each covered employee exceeds $1,000,000. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if such awards are granted by a compensation committee comprised solely of "outside directors," the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant.

Compensation attributable to stock purchase awards, stock bonus awards, stock unit awards, performance stock awards, and performance cash awards will qualify as performance-based compensation, provided that: (a) the award is granted by a compensation committee comprised solely of "outside directors," (b) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (c) the Compensation

Committee certifies in writing prior to the grant, vesting or exercise of the award that the performance goal has been satisfied, and (d) prior to the grant of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

New Plan Benefits

No options have been granted to date under the 2005 Incentive Plan. However, if this Proposal 2 is approved by our stockholders, each person who is at that time serving as a non-employee Board member on the anniversary of his or her appointment to the Board will receive an option grant for 10,000 shares of our common stock. See the section titled "Non-Discretionary Grant Program" in this Proposal 2 for additional details.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2004:

Plan Category (1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,296,442	$17.99	1,333,355(2)

(1) We have no equity compensation plans not approved by security holders.

(2) Of these securities, 51,162 shares remain available for purchase under our Employee Stock Purchase Plan.

As of March 31, 2005, there were options to purchase a total of 3,011,852 shares of our common stock outstanding under our equity compensation plans, with a weighted average exercise price per share of $20.02, a weighted average remaining term of 7.7 years and a weighted average option fair value, calculated using a Black-Scholes option-valuation model, of $15.02.

PROPOSAL 3 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2005 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young has audited our financial statements since our inception in 1992. Representatives of Ernst & Young are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young as our independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Ernst & Young to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in our and our stockholders' best interests.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to us for fiscal years ended December 31, 2004 and December 31, 2003 by Ernst & Young, our principal accountant:

	Fiscal Year Ended	
	2004	2003
	(In thousands)	
Audit Fees	$344	$260
Audit-related Fees	48	26
Tax Fees	25	28
Other Fees	40	—
Total Fees	$457	$314

In the above table, in accordance with the SEC's definitions and rules, "audit fees" are fees we paid Ernst & Young for professional services for the audit of our financial statements included in our Form 10-K and the review of financial statements included in our Form 10-Qs, for services related to attestation of management's assessment of the effectiveness of internal controls under the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and for services that are normally provided by the accountant in connection with statutory and regulatory filings; "audit-related fees" are fees related primarily to assisting us in preparing for the internal control documentation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and auditing our 401(k) plan; "tax fees" are fees for preparation of federal and state income tax returns and related tax advice; and "other fees" are fees related to an audit of 2003 expenses incurred by our collaboration partner, Bayer Pharmaceuticals Corporation, relating to our sorafenib project.

All fees and services described above were pre-approved by the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

MANAGEMENT

Executive Officers

Information with respect to our executive officers as of April 20, 2005 is set forth below:

Name	Age	Position
Hollings C. Renton	58	Chairman of the Board, President and Chief Executive Officer
Edward F. Kenney	60	Executive Vice President and Chief Business Officer
Leonard E. Post, Ph.D.	52	Senior Vice President, Research & Development
Fabio M. Benedetti, M.D.	39	Vice President, Medical Affairs
Scott Freeman	48	Vice President, Clinical Development
Gregory J. Giotta, J.D., Ph.D.	58	Vice President and Chief Legal Counsel
Jeanne Y. Jew	41	Vice President, Corporate & Commercial Development
Randy A. Kelley	49	Vice President, Sales & Marketing
Julianna R. Wood	49	Vice President, Corporate Communications & Investor Relations
Marilyn E. Wortzman, C.P.A.	58	Vice President, Finance & Administration

Hollings C. Renton has served as a Director since April 1992, as President and Chief Executive Officer since March 1993, and as Chairman of the Board since June 2000. Prior to joining us, Mr. Renton served as President and Chief Operating Officer of Chiron Corporation, a biotechnology company, from 1991 following Chiron Corporation's acquisition of Cetus Corporation, a biopharmaceutical company. Prior to the acquisition, Mr. Renton served as President of Cetus Corporation from 1990 to 1991 and as Chief Operating Officer of Cetus Corporation from 1987 to 1990. Mr. Renton serves on the boards of directors of Cepheid Corporation, Rigel Pharmaceuticals, Inc. and the Biotechnology Industry Organization (BIO). Mr. Renton holds a B.S. in Mathematics from Colorado State University and an M.B.A. from the University of Michigan.

Edward F. Kenney joined us in June 2004 as Executive Vice President and Chief Business Officer. From January 1999 to February 2004, he served as Executive Vice President and Chief Operating Officer of Cell Therapeutics, Inc., a pharmaceutical company. From February 1997 to October 1998, Mr. Kenney served as Vice President, Marketing and Sales, at CellPro, Inc., a medical device company. From 1987 to 1996, he held various management positions with Chiron Corporation, most recently as Vice President of Marketing and Sales for Chiron Therapeutics. Mr. Kenney holds a B.S. in Zoology and an M.S. in Natural Resources from Ohio State University.

Leonard E. Post, Ph.D. joined us in July 2000 as Senior Vice President, Research and Development. Prior to joining us, Dr. Post served in various management positions at the Parke-Davis Pharmaceutical Research Division of Warner-Lambert Company, a subsidiary of Pfizer Inc from 1991 to July 2000, including Vice President, Discovery Research from June 1997 to December 1999 and Vice President, Biologicals from January 2000 to July 2000. From 1993 to June 2000, Dr. Post served as adjunct professor in the Department of Microbiology and Immunology at the University of Michigan. Dr. Post serves on the board of directors of Praecis Pharmaceuticals Inc. He received his Ph.D. from the University of Wisconsin.

Fabio Benedetti, M.D. joined us in January 2005 as Vice President, Medical Affairs. From May 2002 to January 2005, he served as Vice President of Global Medical Affairs at Millennium Pharmaceuticals, Inc., a biopharmaceutical company. From July 1999 to May 2002, Dr. Benedetti served in various management positions, including Senior Medical Director of Oncology at Bristol-Myers Squibb, a pharmaceuticals company. From September 1997 to June 1999, he served as Medical Director at Roche Laboratories, Inc., a healthcare company. Dr. Benedetti holds an M.D. from Brown University Medical School. Dr. Benedetti completed his residency in internal medicine at the University of Rochester followed by his oncology/hematology fellowship at Memorial Sloan-Kettering Cancer Center.

Scott Freeman, M.D. has served as Vice President, Clinical Development since March 2001. From July 1998 to March 2001, Dr. Freeman served as Clinical Project Director at Schering-Plough, a pharmaceutical company, where he worked on gene therapy and novel biologics programs. From 1992 to 1998, Dr. Freeman served as Associate Professor and Medical Director of the Blood Center at Tulane University. Dr. Freeman holds an M.D. from the University of Nevada-Reno and completed his residency at the University of Minnesota.

Gregory J. Giotta, Ph.D., J.D. joined us in June 1995 as Vice President and Chief Legal Counsel. Prior to joining us, Dr. Giotta served as Vice President and Chief Intellectual Property Attorney at Glycomed Corporation, a biotechnology company, from 1992 to 1995. Dr. Giotta earned a Ph.D. from the University of California at Santa Cruz and a J.D. from the University of San Diego.

Jeanne Y. Jew joined us as Vice President, Corporate and Commercial Development in November 2002. From October 2001 to November 2002, Ms. Jew served as Vice President, Business Development at Deltagen, Inc., a biotechnology company. From April 1997 to October 2001, Ms. Jew served in various management positions at Coulter Pharmaceutical, Inc., a biotechnology company, which was acquired by Corixa Corporation, a biotechnology company, including Vice President, Business Development from December 2000 to October 2001. She received her B.A. from Wesleyan University and holds an M.B.A. in International Business and Finance from Cornell University.

Randy A. Kelley joined us in September 2004 as Vice President, Sales and Marketing. From April 1994 to September 2004, Mr. Kelley served in various senior marketing and sales positions at Chiron Corporation, a biotechnology company, most recently as Vice President, North America Sales, from 2000 to September 2004. From 1990 to 1994, Mr. Kelley held various sales positions at Immunex Corporation, a biotechnology company, including Vice President of Sales from 1993 to 1994. He held various sales positions at Adria Laboratories, a pharmaceutical company, from 1980 to 1990. Mr. Kelley holds a B.A. in liberal arts from the University of the Pacific.

Julianna R. Wood joined us as Vice President, Corporate Communications and Investor Relations in May 2003. From December 2001 to May 2003, Ms. Wood was Senior Director of Investor Relations and Corporate Communications at Caliper Technologies Corporation, a biotechnology company. She served in a similar capacity at Sangamo BioSciences, Inc. from March 2000 to August 2001 and Chiron Corporation, a biotechnology company, from November 1997 to March 2000. Ms. Wood holds a B.A. from Stanford University and has an M.B.A. from Duke University.

Marilyn E. Wortzman, C.P.A. was appointed our Vice President, Finance and Administration in March 2004. From February 2003 to March 2004, Ms. Wortzman served as Vice President, Finance. From 1998 to 2003, Ms. Wortzman served as Controller. From 1997 to 1998, Ms. Wortzman served as our acting Controller. Prior to joining us, Ms. Wortzman served as Finance Manager for AutoDesk, Inc., a software company, from 1992 to 1996. Ms. Wortzman holds a B.A. in Political Science from Syracuse University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 1, 2005 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial Ownership(1)

Name of Beneficial Owner	Outstanding Shares of Common Stock	Shares Issuable Pursuant to Options or Warrants Exercisable Within 60 Days of March 1, 2005	Percent of Total
5% Stockholders			
FMR Corp.(2) 82 Devonshire Street Boston, MA 02109	4,781,148	—	13.55%
Entities Affiliated with Arnold H. Snider(3) 780 Third Ave., 37th Floor New York, NY 10017	2,635,495	—	7.47%
Entities Affiliated with Citadel Limited Partnership 131 S. Dearborn Street, 32nd Floor Chicago, IL 60603	2,437,489	181,000	7.39%
Entities Affiliated with Maverick Capital, Ltd.(4) 300 Crescent Court, 18th Floor Dallas, TX 75201	2,350,200	—	6.66%
Entities Affiliated with Sectoral Asset Management Inc.(5) 2120-1000 Sherbrooke St. West Montreal PQ H3A 3G4 Canada	1,802,780	—	5.11%
Directors and Executive Officers			
Paul Goddard, Ph.D.	—	33,000	*
Antonio J. Grillo-López, M.D.	—	12,083	*
Magnus Lundberg	—	5,000	*
Hollings C. Renton(6)	31,809	657,854	1.92%
Nicole Vitullo(7)	704,065	50,000	2.13%
Wendell D. Wierenga, Ph.D.	—	23,500	*
Thomas G. Wiggans	—	—	*
Scott M. Freeman, M.D.(8)	8,400	190,000	*
Gregory J. Giotta, Ph.D., JD.(9)	—	70,604	*
Jeanne Y. Jew(10)	—	112,800	*
Leonard E. Post, Ph.D.(11)	18,179	282,000	*
All executive officers and directors as a group (16 persons)(12)	763,170	1,975,590	7.35%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 35,275,388 shares outstanding on March 1, 2005, adjusted as required by rules promulgated by the SEC.

(2) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,732,748 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 4,732,748 shares owned by the Funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 39,900 shares as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 39,900 shares and sole power to vote or to direct the voting of 39,900 shares of Common Stock owned by the institutional account(s) as reported above. Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

(3) Consists of (i) 1,272,945 shares of common stock held by Deerfield Partners, L.P., which is managed by Deerfield Capital, L.P. and (ii) 1,362,550 shares of common stock held by Deerfield International Limited which is managed by Deerfield Management Company. Mr. Snider is General Partner of Snider Capital Corporation, which is in turn the General Partner of Deerfield Capital, L.P. Mr. Snider is also the General Partner of Snider Management Corporation, which is in turn the General Partner of Deerfield Management Company, L.P. Mr. Snider disclaims beneficial ownership of the shares held by Deerfield Partners, L.P. and Deerfield International Limited except to the extent of his pecuniary interest therein.

(4) Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares set forth in the table above through the investment discretion it exercises over its clients' accounts. Maverick Capital Management, LLC is the General Partner of Maverick Capital, Ltd. Lee S. Ainslie III is a manager of Maverick Capital Management, LLC and is granted sole investment discretion pursuant to Maverick Capital Management, LLC's Regulations.

(5) Sectoral Asset Management Inc, in its capacity as an investment adviser, has the sole right to dispose of or vote the number of shares set forth in the table above. Jérôme G. Pfund and Michael L. Sjöström are the sole shareholders of Sectoral Asset Management Inc. Sectoral Asset Management, Inc. and Messrs. Pfund and Sjöström disclaim beneficial ownership of the shares held by Sectoral Asset Management Inc.

(6) Includes 10,737 shares held by Mr. Renton, 19,872 shares held by the Renton Family Trust and 1,200 shares held by Mr. Renton's spouse. Of the shares exercisable within 60 days of March 1, 2005, 154,689 would be unvested and subject to repurchase by us if exercised.

(7) Consists of (i) 255,243 shares of common stock held by Domain Partners IV, L.P., (ii) 6,107 shares of common stock held by DP IV Associates, L.P., (iii) 432,464 shares of common stock held by Domain Partners V, L.P. and (iv) 10,251 shares of common stock held by DP V Associates, L.P. Ms. Vitullo is a managing member of Domain Associates, L.L.C. which is the manager of Domain Partners IV, L.P., DP IV Associates, L.P., Domain Partners V, L.P. and DP V Associates, L.P. Ms. Vitullo disclaims

beneficial ownership of the shares held by the Domain Partners IV, L.P., DP IV Associates, L.P., Domain Partners V, L.P. and DP V Associates, L.P. except to the extent of her pecuniary interest therein.

(8) Of the shares exercisable within 60 days of March 1, 2005, 46,459 would be unvested and subject to repurchase by us if exercised.

(9) Of the shares exercisable within 60 days of March 1, 2005, 44,271 would be unvested and subject to repurchase by us if exercised.

(10) Of the shares exercisable within 60 days of March 1, 2005, 64,687 would be unvested and subject to repurchase by us if exercised.

(11) Of the shares exercisable within 60 days of March 1, 2005, 59,688 would be unvested and subject to repurchase by us if exercised.

(12) See footnotes 6 through 11 above, as applicable. Of the shares exercisable within 60 days of March 1, 2005, 855,731 would be unvested and subject to repurchase by us if exercised.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2004 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with; except that one report, covering one transaction, was filed late by each of Messrs. Kenney and Lundberg and Ms. Vitullo.

COMPENSATION OF DIRECTORS

During fiscal year 2004, each of our non-employee directors received a yearly retainer of $20,000. In addition each committee chair received an additional yearly retainer of $5,000 and each committee member (other than committee chairs) received an additional yearly retainer of $2,500. In addition, each director received $2,000 for attending each Board of Directors meeting in person, $500 for each Board of Directors meeting attended telephonically and $500 for each committee meeting attended in person or telephonically. In the fiscal year ended December 31, 2004, the total compensation paid to non-employee directors was $215,750. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with our policy.

Each of our non-employee directors have also received stock option grants under the 1996 Directors' Plan. Only our non-employee directors are eligible to receive options under the 1996 Directors' Plan. Options granted under the 1996 Directors' Plan are not intended by us to qualify as incentive stock options under the Code.

The 1996 Directors' Plan provides that each new member of our Board will be granted an option to purchase 20,000 shares of our common stock on the date of his or her initial election to the Board. Further, the 1996 Directors' Plan provides for the automatic, non-discretionary grant of options to purchase 10,000 shares of our common stock on the anniversary of each non-employee director's initial grant, if the non-employee director is continuing to serve as a director on the anniversary date.

If our stockholders approve our 2005 Incentive Plan, no further grants will be made under the 1996 Directors' Plan, and the remaining reserve of authorized but unissued shares under the 1996 Directors' Plan will be added to the shares reserved for issuance under the 2005 Incentive Plan. See "Proposal Two —

Approval of 2005 Equity Incentive Plan." The 2005 Incentive Plan grants our Board discretion to make specific stock option or other equity awards to directors. The 2005 Incentive Plan also establishes a Non-Discretionary Grant Program to make stock awards automatically to our non-employee directors. These automatic awards are at the same level as have been made under the 1996 Directors' Plan, of an option to purchase 20,000 shares of our common stock on the date of a director's initial election to the Board and an option to purchase 10,000 shares of our common stock on the anniversary of the initial grant, if the director is continuing to serve on our Board at that time. Under the Non-Discretionary Grant Program, the Board may elect, prior to the end of a fiscal year, to have the automatic annual stock option awards for the coming fiscal year replaced with stock bonus awards, the amount of which would be calculated based on the fair value of the option award and the fair market value of our common stock on the date of grant.

During the last fiscal year, we granted options to purchase an aggregate of 40,000 shares of common stock to our non-employee directors pursuant to the 1996 Directors' Plan, at a weighted average exercise price per share of $34.55. As of March 31, 2005, options to purchase an aggregate of 131,250 shares had been exercised under the 1996 Directors' Plan.

COMPENSATION OF EXECUTIVE OFFICERS

Summary of Compensation

The following table shows for the fiscal years ended December 31, 2002, 2003 and 2004, compensation awarded or paid to, or earned by, our Chief Executive Officer and our other four most highly compensated executive officers (the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation	No. of Securities Underlying Options	All Other Compensation(2)
Hollings C. Renton	2004	$419,962	$200,000	$ —	100,000	$3,548
Chairman, President and Chief	2003	384,516	100,000	—	70,000	3,111
Executive Officer	2002	366,608	—		125,000	3,111
Leonard E. Post, Ph.D.	2004	316,423	100,000	—	50,000	2,191(5)
Senior Vice President,	2003	294,785	45,000	100(3)	25,000	1,929(5)
Research and Development	2002	286,838	—	20,138(4)	25,000	1,881(5)
Scott M. Freeman, M.D.	2004	271,925	75,000	—	40,000	1,202(6)
Vice President, Clinical	2003	246,563	30,000	5,886(3)	20,000	801
Development	2002	219,538	—	38,810(7)	15,000	1,060(5)
Gregory J. Giotta, Ph.D., J.D.	2004	278,000	70,000	—	25,000	3,411(5)
Vice President and Chief	2003	257,731	50,000	—	30,000	2,674(8)
Legal Counsel	2002	247,700	—	—	25,000	2,507
Jeanne Y. Jew(9)	2004	243,731	60,000	—	25,000	624
Vice President, Corporate and	2003	225,000	—	—	15,000	480
Commercial Development	2002	52,308	—	—	100,000	33

(1) Represents amounts accrued by us in 2002 and 2003, but paid in 2003 and 2004 at our election.

(2) Represents the taxable portion of group life insurance paid by us.

(3) Represents relocation expenses.

(4) Represents (i) relocation expenses of $155 and (ii) relocation adjustment of $19,983 accrued in 2001, but paid in 2002.

(5) Includes $300 wellness benefit.

(6) Includes $225 wellness benefit.

(7) Represents (i) relocation expenses of $23,810 and (ii) mortgage assistance of $15,000.

(8) Includes $50 wellness benefit.

(9) Ms. Jew joined us in November 2002, and her 2002 salary includes a $35,000 sign-on bonus.

STOCK OPTION GRANTS AND EXERCISES

We grant options to our executive officers under our 1996 Equity Plan. As of March 31, 2005, options to purchase a total of 2,786,102 shares were outstanding under this plan and options to purchase 493,193 shares remained available for grant. If our 2005 Incentive Plan is approved by stockholders, we will make future grants to our executive officers under our 2005 Incentive Plan, and will cease making grants under the 1996 Equity Plan. See "Proposal Two — Approval of 2005 Equity Incentive Plan."

The following tables show for the fiscal year ended December 31, 2004, certain information regarding options granted to, exercised by, and held at year end by the Named Executive Officers:

Option Grants in Last Fiscal Year

	Option Grants in Last Fiscal Year				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Name	**Number of Securities Underlying Options Granted**	**% of Total Options Granted to Employees in Fiscal Year(1)**	**Exercise Price per Share(2)**	**Expiration Date**	**5%**	**10%**
Hollings C. Renton	100,000	13.11%	$38.08	03/01/14	$2,394,831	$6,068,971
Leonard E. Post, Ph.D.	50,000	6.55%	38.08	03/01/14	1,197,415	3,034,486
Scott M. Freeman, M.D.	40,000	5.24%	38.08	03/01/14	957,932	2,427,589
Gregory J. Giotta, Ph.D., J.D.	25,000	3.28%	38.08	03/01/14	598,708	1,517,243
Jeanne Y. Jew	25,000	3.28%	38.08	03/01/14	598,708	1,517,243

(1) Based on an aggregate of 762,925 options granted to our employees and consultants in fiscal year 2004 including the Named Executive Officers.

(2) Exercise prices are equal to the closing price of our common stock on the Nasdaq Market on the date of grant.

(3) The potential realizable value is calculated based on the term of the option at its time of grant (10 years) and is calculated by assuming that the stock price on the date of grant as determined by the Board of Directors appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised in the Money Options at December 31, 2004(1)	
			Vested	Unvested	Vested	Unvested
Hollings C. Renton	0	$ —	470,665	187,189	$10,690,534	$2,889,294
Leonard E. Post, Ph.D.	28,000	907,080	211,478	70,522	4,802,297	831,583
Scott M. Freeman, M.D.	10,000	336,300	128,958	61,042	3,099,651	773,579
Gregory J. Giotta Ph.D., J.D.	48,071	1,743,497	15,917	54,687	286,806	931,897
Jeanne Y. Jew	12,200	545,613	36,446	76,354	832,062	1,465,032

(1) Represents the fair market value of the underlying shares on the last day of the fiscal year 2004 ($32.39 based on the closing sales price of the common stock as reported on the Nasdaq National Market) less the exercise price of the options multiplied by the number of shares underlying the option.

EMPLOYMENT, SEVERANCE AND CHANGE IN CONTROL AGREEMENTS

In February 2001, we entered into change in control severance agreements with each of our executive officers at the time, and we have entered into change in control severance agreements with executive officers hired subsequently. These agreements supersede all other severance arrangements between the executive officers and us and, except in the case of the Chief Executive Officer, provide for severance pay equal to nine months salary plus benefits continuation to the affected executive officer in the event his or her employment is "terminated" (as described below) within 13 months of the effective date of our change in control. In the case of the Chief Executive Officer, the agreement provides for severance pay equal to 18 months salary plus benefits continuation in the event his employment is "terminated" within 13 months of the effective date of our change in control. The change in control severance agreements further provide that limited outplacement services be provided to the executives in the event of termination. The change in control severance agreements further provide for the acceleration of vesting of 50% of the options held by executives immediately upon our change in control, and acceleration of vesting of the remaining unvested options held by an executive in the event his or her employment is "terminated" within 13 months of the effective date of our change in control. For purposes of the change in control severance agreements, "terminated" includes both termination without cause and constructive termination. Constructive termination is deemed to include a material diminution of duties, a reduction in salary of greater than 10% or a change in the affected executive's business location of greater than 15 miles.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION[1]

Role of the Compensation Committee

The overall goal of the Compensation Committee of the Board of Directors is to develop executive compensation policies and practices that are consistent with Onyx's strategic business objectives. The Committee has the general responsibility for establishing the compensation payable to our executive officers and other senior management and to administer our stock option and purchase plans. The charter of the Compensation Committee is available on our corporate website at http://www.onyx-pharm.com/wt/page/corp_gov. In carrying out its responsibilities, the Compensation Committee is authorized to engage outside advisors to consult with it as the Committee deems appropriate.

Compensation Philosophy

Our compensation policy is designed to attract, motivate and retain executive officers and other employees who contribute to our long-term success. Our compensation program is designed to retain our key employees, reward past performance, incentivize future performance and balance short and long-term financial objectives in order to build stockholder value.

The compensation for all employees, including executive officers, is based on the compensation of employees in similar positions in other biotechnology companies, in accordance with published biotechnology compensation survey information, which included composite survey data provided in studies by Mellon and the Radford Biotech Survey, and based upon the advice of our consultants. We target our compensation at the 60th percentile of the range of compensation of similarly situated employees, based upon data provided by these surveys and consultants.

To establish this relationship between employee compensation and the creation of stockholder value, the Board of Directors, in conjunction with the Compensation Committee, has adopted a total compensation package, which consists of three key elements:

- a base salary,
- a performance-based cash bonus, and
- equity incentive compensation, in the form of grants of stock options, primarily to provide incentives for long-term performance.

Compensation Elements for Executive Officers

Base Salary

Salary adjustments for 2004 were based on each individual's performance. In establishing base salaries for the executive officers other than the Chief Executive Officer, the Compensation Committee carefully reviewed the progress made in the programs headed by each officer and the role of these officers in the scientific and business development of Onyx's programs. In addition, the Compensation Committee relied on market survey information. The salaries we paid in the past three years to our five most highly paid executive officers are shown in the table captioned "Summary Compensation Table" on page 27.

Performance-Based Cash Bonus

The Compensation Committee uses a broad-based annual incentive cash bonus plan for executive officers and employees. Under this program, we award bonuses to an employee based on whether we achieve certain

[1] This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in that filing.

goals identified by the Board and whether the employee meets individual performance objectives. For fiscal year 2004, the Compensation Committee determined that the performance criteria were met at above the target level of performance and set aside an aggregate 120% of the incentive bonus cash pool for distribution to employees at the discretion of management. In March of 2005, approximately $766,000 was paid as incentive bonus cash payouts to executive officers and employees, other than the Chief Executive Officer, under this program.

Equity Incentive Compensation

We provide all Onyx employees with several ways to become stockholders and increase their stock ownership. Our primary equity incentive programs in 2004 consisted of the 1996 Equity Plan and the Employee Stock Purchase Plan (the "Purchase Plan").

At the time of hiring, each employee receives a standard initial stock option grant for that employee's job position at Onyx. These options vest ratably over four years. In December 2000, the Compensation Committee began determining the amount, if any, of additional option grants to make to certain employees based on an annual review of each employee's performance and each employee's holdings of unvested options. These additional options vest ratably over four years. In addition, the Compensation Committee may consider special performance-based option grants and determines the vesting schedule of these options on an individual basis. The exercise price of options granted under the 1996 Equity Plan is 100% of the fair market value of the underlying stock on the date of grant. Employees receive value from these grants only to the extent that the price of our common stock appreciates in the long term.

In 2004, the Board of Directors granted stock options to all of the Named Executive Officers. The grant of the options was based on the prior performance of each executive officer and the need to retain these officers in light of their key roles in Onyx's growth and success. In reaching its decisions, the Compensation Committee relied on its experience and the vesting status of the executive officers' previously granted stock options. Option grants during 2004 to the Named Executive Officers are included in the table captioned "Option Grants in Last Fiscal Year" on page 28.

The Board of Directors established the Purchase Plan both to encourage employees to continue working for Onyx and to motivate employees through an ownership interest in us. Under the Purchase Plan, employees, including officers, may have up to 15% of their earnings withheld for purchases of common stock on certain dates specified by the Purchase Plan. The price of common stock purchased will be equal to 85% of the lower of the fair market value of the common stock on the date of commencement of participation in each 24-month offering period or on each specified purchase date.

Chief Executive Officer Compensation

The amount of Mr. Renton's total compensation in 2004 was based on Onyx's accomplishments in 2003 and the Chief Executive Officer's significant contributions toward our success at meeting corporate goals, including, among other things, financing activities, achievement of research and development goals, and objectives under our ongoing collaborations. In determining the Chief Executive Officer's compensation, the Compensation Committee also evaluated the compensation of chief executives at other biotechnology companies, utilizing published biotechnology compensation survey information, as described above. We target the Chief Executive Officer's compensation at the 60th percentile of the range of compensation of similarly situated chief executive officers, based upon data provided by these surveys and our consultants.

The Compensation Committee set performance objectives for the Chief Executive Officer to attain in 2003 in order to receive a bonus in 2004. The Compensation Committee determined that the performance objectives for 2003 were met at above the target level. Mr. Renton received 120% of his target bonus for fiscal year 2003 that was paid out in April of 2004. The Compensation Committee also set the performance objectives for the Chief Executive Officer to attain in 2004 in order to receive a bonus in 2005. The Compensation Committee determined that the performance objectives for 2004 were again met at above the target level, and Mr. Renton received 120% of his target bonus, which amounted to $200,000 in March of 2005. The Compensation Committee took into account all of the same performance factors described above to grant an annual stock option award to Mr. Renton for his performance in 2004. As a result, in March of 2005, Mr. Renton was granted a stock option to purchase 130,000 shares of our common stock, vesting over four years. Mr Renton's annual base salary was increased to $425,000 for 2005.

Certain Tax Considerations

Section 162(m) of the Code limits Onyx to a deduction for federal income tax purposes of not more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. The Compensation Committee has determined that the stock options granted under the 1996 Equity Plan with an exercise price at least equal to the fair market value of the Onyx's common stock on the date of grant should be treated as "performance-based compensation."

From the members of the Compensation Committee of Onyx Pharmaceuticals, Inc.(*):

Paul Goddard, Ph.D., Chair
Nicole Vitullo

(*) George A. Scangos, Ph.D. resigned from the Board and the Compensation Committee on March 8, 2005.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee is composed of two non-employee directors: Paul Goddard, Ph.D. and Nicole Vitullo. During the fiscal year ended December 31, 2004, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

PERFORMANCE MEASUREMENT COMPARISON[2]

The annual changes for the five-year period shown in the graph on this page are based on the assumption that $100 had been invested in our common stock, the Nasdaq Stock Market-US Index, and the Nasdaq Pharmaceutical Index on December 31, 1999 and that all dividends were reinvested. The total cumulative dollar returns shown on the graph represent the value that investments would have had on December 31, 2004. We did not pay dividends during the period indicated.


$350
$300
$250
$200
$150
$100
$50
$0

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
ONYX PHARMACEUTICALS, INC.	$100.00	$148.75	$51.20	$58.10	$282.30	$323.90
NASDAQ STOCK MARKET (U.S.)	$100.00	$60.30	$45.49	$26.40	$38.36	$40.51
NASDAQ PHARMACEUTICAL	$100.00	$120.50	$109.11	$72.38	$104.08	$111.76

[2] This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in that filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[3]

The Audit Committee has prepared the following report on its activities with respect to our audited financial statements for the year ended December 31, 2004.

Our management is responsible for the preparation, presentation and integrity of our financial statements and is also responsible for maintaining appropriate accounting and financial reporting practices and policies. Management is also responsible for establishing and maintaining adequate internal controls and procedures designed to provide reasonable assurance that we are in compliance with accounting standards and applicable laws and regulations.

Ernst & Young LLP, our independent auditor for 2004, is responsible for expressing opinions on the conformity of our audited financial statements with accounting principles generally accepted in the United States and on management's assessment of the effectiveness of our internal control over financial reporting. In addition, Ernst & Young will express its own opinion on the effectiveness of our internal control over financial reporting.

In this context, the Audit Committee has reviewed and discussed with management and Ernst & Young the audited financial statements for the year ended December 31, 2004, management's assessment of the effectiveness of our internal control over financial reporting and Ernst & Young's evaluation of our internal control over financial reporting. The Audit Committee reviewed with management the audited financial statements to be included in our Annual Report on Form 10-K for 2004, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee has also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications). Ernst & Young has provided the Audit Committee with the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with Ernst & Young that firm's independence from management and from us, including the matters in the written disclosures required by Independence Standards Board Standard No. 1. In addition, the Audit Committee considered the compatibility of nonaudit services provided by Ernst & Young with that firm's independence.

The Audit Committee discussed with Ernst & Young the overall scope and plans for its audit. The Audit Committee met with Ernst & Young, with and without management present, to discuss the results of Ernst & Young's examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

Based on the considerations referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2004 be included in our Annual Report on Form 10-K for 2004 and selected Ernst & Young as our independent auditor for the year ended December 31, 2005.

From the members of our Audit Committee (*):

Nicole Vitullo, Chair
Magnus Lundberg
Thomas G. Wiggins (since March 9, 2005)

* George A. Scangos, Ph.D. resigned from the Board and the Audit Committee on March 8, 2005.

---

[3] This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in that filing.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or us that you no longer wish to participate in "householding." If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report in the future you may (1) notify your broker, (2) direct your written request to: Investor Relations, Onyx Pharmaceuticals, Inc., 2100 Powell Street, Emeryville, California 94608, or (3) contact Investor Relations, at (510) 597-6500. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

CERTAIN TRANSACTIONS

We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify the officer or director under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or other agent, and otherwise to the fullest extent permitted under Delaware law and our Bylaws.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Robert L. Jones
Secretary

April 21, 2005

A COPY OF OUR ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO: CORPORATE SECRETARY, ONYX PHARMACEUTICALS, INC., 2100 POWELL STREET, EMERYVILLE, CA 94608.

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Annex A

ONYX PHARMACEUTICALS, INC.

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

As amended April 18, 2005

Purpose and Policy:

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of ONYX Pharmaceuticals, Inc. (the "Company"), shall be to act on behalf of the Board of Directors of the Company in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting, financial reporting practices and audits of financial statements including the quality and integrity of the Company's financial statements and reports, as well as the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company's independent outside auditors (the "Auditors"). The policy of the Committee in discharging these obligations shall be to maintain and foster an open avenue of communication between the Committee, the Auditors and the Company's financial management.

Composition:

The Committee will be comprised of three or more members of the Board. The members of the Committee and its Chairman will be appointed by and serve at the discretion of the Board, and vacancies occurring on the Committee shall be filled by the Board. The members of the Committee shall satisfy the independence and financial literacy requirements of The Nasdaq Stock Market ("Nasdaq") applicable to Committee members as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial sophistication requirements as in effect from time to time.

Authority:

The Committee shall have authority to appoint, determine compensation for, and at the expense of the Company, retain and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder and otherwise to fulfill its responsibilities under this charter. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to retain, at the Company's expense, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

Responsibilities:

The operation of the Committee shall be subject to the provisions of the Bylaws of the Company, as in effect from time to time, and to Section 141 of the Delaware General Corporation Law. The Committee shall oversee the Company's financial reporting process on behalf of the Board, shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the Auditors and any other registered public accounting firm engaged for the purpose of performing other review or attest services for the Company. The Auditors and any other registered public accounting firm shall report directly and be accountable to the Committee. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose and policy, the Committee shall, to the extent the Committee deems necessary or appropriate, be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. To evaluate the performance of the Auditors, to assess their qualifications (including their internal quality-control procedures and any material issues raised by that firm's most recent internal quality-control or peer review or any investigations by regulatory authorities) and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year. The retention of the Auditors shall be subject only to ratification by the Company's stockholders, provided the Committee has recommended and the Board has elected to submit the retention of the Auditors for stockholder ratification.

2. To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to preapproval policies and procedures, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

3. To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

4. To monitor the rotation of the partners of the Auditors on the Company's audit engagement team as required by applicable laws and rules and to consider periodically and, if deemed appropriate, adopt a policy regarding rotation of auditing firms.

5. At least annually, to request and receive written statements from the Auditors delineating all relationships between the auditors and the Company, to consider and discuss with the auditors any disclosed relationships or services that could affect the auditors' objectivity and independence and, if so determined by the Committee, to take appropriate action to oversee the independence of the Auditors.

6. To consider and, if deemed appropriate, adopt a policy regarding Committee preapproval of employment by the Company of individuals employed or formerly employed by the Company's Auditors and engaged on the Company's account.

7. To discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and immaterial adjustments not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under standards of the Public Company Accounting Oversight Board (United States), as appropriate.

8. To review, upon completion of the audit, the financial statements to be included in the Company's Annual Report on Form 10-K proposed to be filed with the Securities and Exchange Commission and to recommend whether or not such financial statements should be so included.

9. To discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Committee by the Auditors under standards of the Public Company Accounting Oversight Board (United States), as appropriate.

10. To review and discuss with management and the Auditors, as appropriate, the Company's disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the Securities and Exchange Commission.

11. To review and discuss with management and the Auditors, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for purposes of this discussion.

12. To review with management and the Auditors significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under generally accepted accounting principles ("GAAP") related to material items discussed with management and any other significant reporting issues and judgments.

13. To review and discuss with management and the Auditors, as appropriate, the Company's guidelines and policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures.

14. To evaluate the cooperation received by the Auditors during their audit examination, including any significant difficulties with the audit or restrictions on the scope of their activities or access to required records, data and information.

15. To confer with the Auditors and with the management of the Company regarding the scope, adequacy and effectiveness of financial reporting controls in effect, including any special audit steps taken in the event of material control deficiencies.

16. To confer with the Auditors and management in separate executive sessions to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

17. To review with the Auditors and, if appropriate, management, any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

18. To review with the Auditors communications between the audit team and the firm's national office with respect to accounting or auditing issues presented by the engagement.

19. To review with the Auditors and management any conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any such conflicts regarding financial reporting.

20. To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that could have a material impact on the Company's financial statements, compliance programs and policies, if, in the judgment of the Committee, such review is necessary or appropriate.

21. To determine and approve engagements of any registered public accounting firm (in addition to the Auditors) to perform any other review or attest service, including the compensation to be paid to such

firm and the negotiation and execution, on behalf of the Company, of such firm's engagement letter, which approval may be pursuant to preapproval policies and procedures, including the delegation of preapproval authority to one or more Committee members, so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

22. To consider and review with management, the Auditors, outside counsel, as appropriate, and, in the judgment of the Committee, such special counsel, separate accounting firm and other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

23. To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

24. To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules.

25. To investigate any matter brought to the attention of the Audit Committee within the scope of its duties, with the power to retain outside counsel and a separate accounting firm for this purpose if, in the judgment of the Audit Committee, such investigation or retention is necessary or appropriate.

26. To prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

27. To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

28. To report to the Board of Directors with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Company's Auditors or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

29. To perform such other functions and have such power as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

Meetings:

The Committee will hold such regular or special meetings as its members shall deem necessary or appropriate. The President and Chief Executive Officer and Vice President, Finance may attend any meeting of the Committee, except for portions of the meetings where his, her or their presence would be inappropriate, as determined by the Committee Chairman. The Committee will adopt and review annually a timetable of agenda items to be considered by the Committee over the course of the Company's financial year.

Minutes and Reports:

Minutes of each meeting shall be kept and distributed promptly after each meeting to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairman of the Committee shall report to the Board from time to time, or whenever so requested by the Board.


Onyx
Pharmaceuticals

Onyx Pharmaceuticals, Inc.
2100 Powell Street
Emeryville, CA 94608

510.597.6500
510.597.6600

www.onyx-pharm.com